Exhibit 99.1

TALISMAN ENERGY 2010 ANNUAL REPORT

2010
ANNUAL
REPORT

safe profitable growth

TALISMAN ENERGY

002   President’s Message

005   Looking to 2011

007   Management’s Discussion and Analysis

052   Consolidated Financial Statements and Notes

109   Supplementary Oil and Gas Information

117   Additional Information

127 Detailed Property Reviews 129 Governance 130 Investor Information 131 Corporate Information 134 Market Information 135 Advisories

About Our Company

Talisman has a diversified, global portfolio of oil and gas assets. Talisman’s main operating areas are North America, the North Sea and Southeast Asia. In addition, the company is pursuing a number of high-impact international exploration opportunities. In 2010, Talisman produced 417,000 boe/d, approximately 50% oil and 50% natural gas. Talisman’s business strategy is focused on:

•           establishing safe, long-term profitable growth from its operations in North America shale and Southeast Asia;

•           repositioning the international portfolio for renewal through high-impact exploration in selected areas; and

•           operating its conventional North Sea business and conventional portfolio in North America at maximum efficiency to maintain stable, high-quality production and cash generation for at least the next decade.

Talisman is committed to conducting its business safely and in an ethically, socially and environmentally responsible manner. The company is a participant in the United Nations Global Compact and is also included in the Dow Jones Sustainability North America Index. Talisman was the first Canadian company to join the Voluntary Principles on Security and Human Rights Plenary Group developed by the United States (US) and United Kingdom (UK) governments.

Talisman was established in 1992 and is headquartered in Calgary, Canada. Talisman is listed on the Toronto and New York stock exchanges under the symbol TLM. The company is also part of the S&P/TSX 60 Index. At year-end 2010, the company’s enterprise value was more than $25 billion, with 1,023 million shares outstanding.

This annual report is dated February 28, 2011.

Talisman encourages stakeholders to read the company’s 2010 Corporate Responsibility report, which can be obtained from the company or viewed online at www.talisman-energy.com.

Readers are referred to the advisories, definitions and abbreviations at the back of this annual report.

2010 Highlights

We made progress in transitioning Talisman’s portfolio to establish safe, profitable growth.

•     Cash flow [1] was $3.1 billion, down 23% from 2009, due to higher cash taxes in 2010 and lower cash proceeds from financial instruments.

•     Net income was $648 million, a 48% increase from the previous year, due to higher commodity prices, improved operating performance and non-cash gains on derivatives.

•     Earnings from continuing operations [1] were $347 million versus $631 million a year ago. Stronger operating performance was more than offset by higher cash taxes and the effect of cash proceeds from financial instruments in the previous year.

•     Talisman maintained capital discipline, reducing capital spending by 6% during 2010, to $4 billion.

•     Production averaged 417,000 boe/d, significantly above initial guidance. Excluding asset sales, year-on-year production increased 7%, with fourth quarter volumes 10% higher than 2009.

•     Talisman replaced 164% of production with proved reserves, excluding price revisions, achieving a 35% reduction in replacement costs compared to 2009 and a 63% reduction over the past two years. Proved developed producing replacement costs were 54% lower than 2009.

•     Talisman sold over $2 billion of non-core assets in 2010, predominantly North American natural gas properties.

•     Talisman entered into a strategic partnership with Sasol Limited, selling them a 50% interest in the company’s Farrell Creek shale play in British Columbia.

•     The company acquired assets in two liquids areas, establishing a material position in the heart of the liquids rich window in the Eagle Ford shale play in Texas; and also acquired producing assets with significant upside in Colombia.

•     Talisman made a number of exploration discoveries in Latin America, including an oil discovery and several successful stratigraphic tests in Colombia.

1               Non-GAAP measure. See advisories on page 135.

   President’s Message

With the portfolio now set for ongoing production growth and continuing improvement in the cost base, we are now positioned for sustainable, profitable growth.

We are building a stronger, more profitable company with sustainable growth potential.

Financial and Operating Highlights

(millions of C$ unless otherwise stated)	2010	2009	2008

Cash flow [1]	3,058	3,961	6,163
Net income	648	437	3,519
Earnings from continuing operations [1,2]	347	631	2,087
Per common share
Cash flow ($) [1]	3.00	3.90	6.06
Net income ($)	0.64	0.43	3.46
Earnings from continuing operations ($) [1,2]	0.34	0.62	2.05
Oil and liquids production (mbbls/d) [3]	189	211	224
Gas production (mmcf/d) [3]	1,367	1,283	1,247
Total production (mboe/d) [3,4]	417	425	432
Discontinued operations (mboe/d)	27	60	77
Production from continuing operations (mboe/d) [2,3,4]	390	365	355
Average sales price ($/boe)	55.37	49.40	76.03
Net debt [1]	2,537	2,126	3,951

All data, except earnings and production from continuing operations, include results of continuing and discontinued operations.

1               Non-GAAP measure. See advisories on page 135.

2               2008 and 2009 restated for operations classified as discontinued in 2010.

3               Production numbers are before royalties unless otherwise indicated.

4               Six mcf of natural gas equals one boe.

Where We Operate

North America

Talisman is becoming a leading, returns-focused, shale producer in North America. The company has a diversified portfolio that includes interests in shale plays in British Columbia (BC) and Quebec in Canada, and Pennsylvania, New York and Texas in the US. Talisman continues to invest in conventional oil and natural gas properties in Western Canada. The company expects future growth to come from low-cost, long-life shale assets.

North Sea

With a decade of sustainable production ahead of it in the North Sea, Talisman is focused on offshore development and exploration activities in the UK and Norway. Talisman’s North Sea production is predominantly light, high-value oil and liquids. The company plans to maintain the region as a stable cash-generating business.

Southeast Asia

Talisman’s Southeast Asia operations are expected to continue as a self-funding, growth area over the medium term and with significant, long-term exploration upside. Talisman is exploring and developing oil and natural gas in Indonesia, Malaysia, Vietnam, Australia and Papua New Guinea. Current production from the region is predominantly oil and liquids, or natural gas linked to oil prices.

International Exploration

Talisman is building an international exploration portfolio that will contribute to the renewal of the company through the discovery of significant new hydrocarbon resources. In Peru and Colombia, the company is building an oil-focused core region. In Southeast Asia, Talisman is exploring prospects offshore Malaysia, Indonesia and Vietnam and onshore Papua New Guinea. In addition, Talisman is also looking for exploration opportunities to sustain North Sea production. The company is also pursuing material growth opportunities in Poland and in the Kurdistan region of northern Iraq.

2010 was a very successful year for Talisman. The strategy we introduced two and a half years ago is working well and, over the course of the past year, we took a number of significant steps to reposition our portfolio.

The year will long be remembered for the Macondo tragedy, which affected all of us with its loss of human life and devastating impact on the environment. It will have ongoing ramifications and we as an industry must take steps, collectively and individually, to minimize the risks of such an incident happening again.

Although Talisman makes concerted efforts to keep all workers safe at all times, tragically, we experienced a fatality in 2010 when a contractor, Evaristo Chimpa, lost his life on the Pastaza River in northern Peru. All of us at Talisman extend our sincere condolences to Mr. Chimpa’s family and friends. The company’s river operations were immediately ceased to undergo a detailed and comprehensive investigation. We have since used the findings to improve river operations in all areas where we rely on barges to supply our activities.

A Dynamic Environment

Globally, the economic recovery has been remarkably robust, with surprising strength in demand for oil products. Uncertainties remain, however, and the strength and durability of the recovery remains at least a little uncertain.

In North America, we have seen a dislocation between natural gas and oil prices, as a result of the success of shale drilling. Longer term, this abundant source of clean energy will surely play a major role in the US power sector. However, to secure such a future, our industry must do a better job of communicating the environmental benefits, the security and longevity of shale gas to consumers and regulators.

For now, gas in North America remains oversupplied and it may take another 18-24 months to normalize. However, we believe oil prices to be underpinned due to the robust demand and tightening spare capacity balances.

We are confident that Talisman is well positioned in such dynamic conditions, given our diverse portfolio and flexibility in our capital programs.

Safe Operations – Our Top Priority

Our top priority is safe operations and during 2010 we continued to improve our safety performance. We achieved a further 18% reduction in our lost-time injury frequency in 2010, on top of a 40% improvement in 2009. We have set a goal for a further 20% reduction in 2011.

We were already in the process of conducting a review of our drilling operations when we learned of the Macondo incident in the Gulf of Mexico and we immediately broadened and intensified this work. Although we were satisfied with our readiness, our learnings have helped strengthen Talisman’s drilling preparedness.

Successfully Transitioning The Portfolio

In terms of the portfolio, we completed the sale of $2 billion of non-core, predominantly North American natural gas assets during 2010, bringing the total to $5 billion over the past two years.

In general, the intent was to sell higher-cost, high-decline conventional gas assets and reposition the portfolio towards lower-cost, long-life assets, focusing on liquids. We also sought to strategically partner with companies that bring regional or technical expertise to the table, and whose objectives are closely aligned with ours.

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TALISMAN ENERGY ANNUAL REPORT

In our Montney shale play in British Columbia, we sold a 50% working interest in our Farrell Creek properties to Sasol. Together with our new partner, we will study the feasibility of a gas-to-liquids facility for the Farrell Creek gas, using Sasol’s proprietary technology.

Elsewhere, we established a material position, totaling 78,000 net acres, in the heart of the liquids-rich window in the Eagle Ford shale play in Texas. Here we are partnering with Statoil, who also see North American shale as a strategic growth area.

We also took a significant step to deepen our presence in Colombia. We acquired a 49% interest in BP’s Colombian assets, jointly with Ecopetrol. This adds immediate production, with significant exploration and development upside, and complements our existing, extensive exploration acreage in the country.

In addition, we continue to build our international exploration portfolio of high-impact plays, particularly in Southeast Asia and Latin America. Early drilling results in both regions are encouraging. In total, we’ve added over 16 million net exploration acres during the past two years in support of renewing the portfolio for long-term growth. We also added a number of exploration blocks in Norway to help sustain our North Sea operations for at least the next decade. We will drill a number of significant exploration wells this year in Colombia, Peru, Indonesia, the North Sea, Papua New Guinea and the Kurdistan region of northern Iraq.

Strong Operating Performance

Production for the year came in ahead of expectations, with strong underlying growth from the second half onwards, fuelled by growing shale volumes and new production records in Southeast Asia.

With the portfolio now set for ongoing production growth and continuing improvement in the cost base, we are now positioned for sustainable, profitable growth.

Looking forward, our portfolio now supports ongoing growth from North American shale (natural gas and liquids) and Southeast Asia. This is underpinned by a decade of sustainable (mostly liquids) production from our North Sea assets and conventional properties in North America.

Talisman replaced 164% of production with proved reserves in 2010, excluding the impact of price revisions. We continue to reduce our replacement costs, which were down 35% over 2009, with a two-year reduction of 63%. The cost to replace proved developed producing reserves was 54% lower than in 2009. This underpins improving profitability into the future.

Net income was up in 2010, reflecting improved operating performance, higher commodity prices and gains on financial instruments. Cash flow was lower due to lower cash proceeds from derivatives and higher cash taxes. However, the key take away is that the underlying performance and cost base of the company continues to improve.

A Commitment To Corporate Responsibility

I would encourage you to read our 2010 Corporate Responsibility report. We recognize that wherever we are active, Talisman must operate safely, responsibly and transparently. We are proud of our track record, both in working with communities and the steps we take to protect the environment.

We are very aware of the concerns raised by stakeholders around the globe regarding oil and gas development. Whether the issue is free, prior, informed consent in Peru; drilling safety, or water use and groundwater protection in hydraulic fracturing operations, Talisman is committed to taking the necessary steps to minimize the risks, and to do it right.

Well Positioned For A Great Future

Our priority this year is around safe execution. We have repositioned the portfolio to deliver growth at increasing profitability, and we have very exciting plans to deliver that growth. We are also making excellent progress in repositioning our exploration portfolio and will drill some important wells this year.

We are continuing to strengthen our internal capability, and we have set an objective to significantly improve our development processes for Talisman employees during this year. Without their hard work and application, we would not have achieved our transition in such a short time and I am deeply grateful to them for their dedication.

I am also grateful for the continuing guidance of our Board of Directors and in particular our Chairman, Chuck Williamson, who have supported us as well as challenged us to think harder about our business through the year.

Looking forward, we can now project a growing company, with many high quality options and an exciting future. I am optimistic that for Talisman, tomorrow will be even better than today.

John A. Manzoni

President and Chief Executive Officer
Talisman Energy Inc.

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TALISMAN ENERGY ANNUAL REPORT

Looking forward, our portfolio now supports ongoing growth from North American shale (natural gas and liquids) and Southeast Asia. This is underpinned by a decade of sustainable (mostly liquids) production from our North Sea assets and conventional properties in North America.

Looking To 2011

Capital Spending

•      Cash exploration and development spending of approximately US$4 billion, with an additional US$370 million of non-cash capital.

•      Expected production growth of 5-10% against 417,000 boe/d in 2010. In addition, the BP Colombia acquisition will add 12,000-15,000 boe/d of incremental production. Approximately half of this expected production growth will be liquids.

North America

•      North American spending of approximately US$1.7 billion, with a 35% reduction in spending on dry gas.

•      Talisman plans to increase activity in the liquids rich Eagle Ford shale, conventional oil properties and the Farrell Creek shale play.

North Sea

•      Cash capital spending is expected to be approximately US$1.2 billion in the North Sea, with approximately two-thirds of the spending in the UK.

•      Talisman expects growing volumes in the UK from the continued development of Auk North and further work on Montrose/Arbroath.

•      First production from the Yme field in Norway is expected mid-year.

Southeast Asia

•      Southeast Asia spending of approximately US$700-800 million.

•      Development projects include startup at Jambi Merang, drilling and optimization at Corridor and Ogan Komering in Indonesia, infill drilling offshore Malaysia, and the Kitan field, offshore Australia.

International Exploration

•      US$700 million in international exploration spending with a number of key wells in Colombia and Peru, as well as activity in the North Sea, Papua New Guinea, Indonesia, the Kurdistan region of northern Iraq and the first shale wells in Poland.

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TALISMAN ENERGY ANNUAL REPORT

6 TALISMAN ENERGY ANNUAL REPORT

Management's Discussion and Analysis

February 28, 2011

This Management's Discussion and Analysis (MD&A) should be read in conjunction with the Consolidated Financial Statements of Talisman Energy Inc. (Talisman or the Company). The Company's Consolidated Financial Statements and the financial data included in the MD&A have been prepared in accordance with accounting principles generally accepted in Canada (Canadian GAAP). A summary of the differences between accounting principles generally accepted in Canada and those generally accepted in the United States of America (US) is contained in note 25 to the Consolidated Financial Statements.

Unless otherwise stated, references to production and reserves represent Talisman's working interest share (including Talisman's share of volumes of royalty interest) before deduction of royalties. Throughout this MD&A, the calculation of barrels of oil equivalent (boe) is calculated at a conversion rate of six thousand cubic feet (mcf) of natural gas to one barrel (bbl) of oil. The boe measure may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf:1 bbl is based on an energy equivalence conversion method primarily applicable at the burner tip and does not necessarily represent a value equivalence at the wellhead.

Dollar amounts included in the MD&A are expressed in Canadian dollars (C$), unless otherwise indicated. All comparative percentages are between the years ended December 31, 2010 and December 31, 2009, unless stated otherwise. Abbreviations used in this MD&A are listed in the section titled 'Abbreviations and Definitions'.

Additional information relating to the Company, including the Company's Annual Information Form (AIF), can be found on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. The Company's Annual Report on Form 40-F may be found in the Electronic Data Gathering, Analysis, and Retrieval (EDGAR) database at www.sec.gov.

Company Overview

Talisman Energy Inc. is a global, diversified, upstream oil and gas company, headquartered in Canada. Talisman's three main operating areas are North America, the North Sea and Southeast Asia. The Company also has a portfolio of international exploration opportunities. Talisman is committed to conducting business safely, in a socially and environmentally responsible manner, and is included in the Dow Jones Sustainability (North America) Index. Talisman is listed on the Toronto and New York Stock Exchanges under the symbol TLM.

Unless the context indicates otherwise, reference in this MD&A to "Talisman" or the "Company" is intended to include the direct or indirect subsidiaries of Talisman Energy Inc. and partnership interests held by Talisman Energy Inc. and its subsidiaries. Such use of "Talisman" or the "Company" does not constitute a waiver by Talisman Energy Inc., of their separate legal status, for any purpose.

Talisman's financial statements are prepared on a consolidated basis and include the accounts of Talisman and its subsidiaries. Substantially all of Talisman's activities are conducted jointly with others, and the Consolidated Financial Statements reflect only the Company's proportionate interest in such activities.

Note 24 to the Consolidated Financial Statements provides segmented financial information that forms the basis for much of the following discussion and analysis. The Company's operations in 2010 were conducted in five geographic segments: North America, United Kingdom (UK), Scandinavia, Southeast Asia, and Other. The North America segment includes operations in Canada and the US. The Southeast Asia segment includes operations in Indonesia, Malaysia, Vietnam and Australia and exploration activities in Papua New Guinea. The Other segment includes operations in Algeria and exploration activities in Peru, Colombia, Poland and the Kurdistan region of northern Iraq.

Talisman's business strategy is focused on:

•
establishing safe, long-term profitable growth from its operations in North America shale and Southeast Asia;

•
repositioning the international portfolio for renewal through high-impact exploration in selected areas; and

•
operating its conventional North Sea business and conventional portfolio in North America at maximum efficiency to maintain stable, high quality production and cash generation for at least the next decade.

TALISMAN ENERGY ANNUAL REPORT 7

Talisman views safe operations as its top priority and has set the objective of being a top quartile performer in this area. For additional information on Talisman's commitment to safety, communities and the environment, please see the Company's Corporate Responsibility Report available on the Company's website at www.talisman-energy.com.

2010 Performance Highlights

•
Cash provided by operating activities was $3.5 billion, down 4% from 2009, due to higher cash taxes in 2010 and lower cash proceeds from financial instruments;

•
Net income was $648 million, a 48% increase from the previous year due to higher commodity prices, improved operating performance and non-cash gains on derivatives;

•
Talisman maintained capital discipline, reducing capital spending by 6% during 2010, to $4 billion;

•
Production averaged 417,000 boe/d, significantly above initial guidance. Excluding asset sales, year on year production increased 7%, with fourth quarter volumes 10% higher than 2009;

•
Talisman replaced 164% of production with proved reserves excluding price revisions, achieving a 35% reduction in replacement costs compared to 2009 and a 63% reduction over the past two years. Proved developed producing replacement costs were 54% lower than 2009;

•
Talisman sold over $2 billion in non-core assets in 2010, predominantly North American natural gas properties;

•
Talisman entered into a strategic partnership with Sasol Limited, selling them a 50% interest in the Company's Farrell Creek shale play in British Columbia;

•
The Company acquired assets in two liquids areas, establishing a material position in the liquids rich window in the Eagle Ford shale play in Texas and also acquired producing assets with significant upside in Colombia; and

•
Talisman made a number of exploration discoveries in Latin America, including an oil discovery and several successful stratigraphic tests in Colombia.

8 TALISMAN ENERGY ANNUAL REPORT

Financial and Operating Highlights

(millions of C$, unless otherwise stated)	2010	2009[1]	2008[1]

Cash provided by operating activities	3,460	3,599	6,154

Cash provided by continuing operations	3,270	3,214	5,122

Net income	648	437	3,519

Income (loss) from continuing operations	408	(658)	2,879

Income from discontinued operations	240	1,095	640

Common share dividends	254	229	204

Per share ($)

Net income	0.64	0.43	3.46

Diluted net income	0.62	0.43	3.40

Income (loss) from continuing operations	0.40	(0.65)	2.83

Income from discontinued operations	0.24	1.08	0.63

Common share dividends	0.25	0.225	0.20

Production (mboe/d)	417	425	432

Production from continuing operations (mboe/d)	390	365	355

Average sales price ($/boe)	55.37	49.40	76.03

Gross sales[2]	8,076	7,011	10,269

Total revenue[2]	6,912	6,061	8,554

Operating costs ($/boe)	12.80	12.91	13.57

Depreciation, depletion and amortization (DD&A) expense, exploration and dry hole expense[2]	2,671	3,200	3,477

Total exploration and development spending[2]	3,935	3,784	4,395

Total assets	24,193	23,618	24,275

Total long-term debt (including current portion)	4,181	3,780	3,961

Cash and cash equivalents, net of bank indebtedness[2]	1,644	1,654	10

Total long-term liabilities	10,313	9,906	10,307

Proved reserves additions, net of revisions (before acquisitions and divestitures) (mmboe)	271	251	(41)

Reserves replacement ratio (before acquisitions and dispositions) – including price revisions[3]	178%	162%	(26%	)

Proved reserves (mmboe)	1,383	1,411	1,434

Reserves replacement ratio (before acquisitions and dispositions) – excluding price revisions[3]	164%	112%	75%

1
Prior years have been restated to present the effect of discontinued operations. See note 3 to the Consolidated Financial Statements.

2
From continuing operations.

3
Based on SEC reserves. See the 'Reserves Replacement' section of this MD&A for method of calculation.

TALISMAN ENERGY ANNUAL REPORT 9

2010 Net Income Variances

(millions of C$)

2009 net income	437

Favourable (unfavourable) variances:

Commodity prices	991

Production volumes	196

Unlifted oil	(122)

Royalties	(209)

Operating expenses	(6)

G&A	(58)

DD&A expense	196

Dry hole expense	416

Exploration expense	(83)

Interest on long-term debt	29

Stock-based compensation expense	89

Gain/Loss on held-for-trading financial instruments	514

Current taxes (including Petroleum Revenue Tax (PRT))	(363)

Future taxes (including PRT)	(367)

Discontinued operations	(855)

Other	(157)

Total variances	211

2010 net income	648

The significant variances from 2009 as summarized in the net income variances table are:

•
higher oil and gas revenue reflecting higher average commodity prices;

•
higher natural gas volumes due principally to shale drilling in North America and successful development in Scandinavia and Southeast Asia;

•
lower DD&A expense due principally to higher reserves and the strengthening of the C$;

•
lower dry hole expense, significant write-offs having occurred in North American conventional and Vietnam in 2009;

•
a gain on commodity price derivatives, compared to a loss in 2009;

•
increased taxes as a result of higher pre-tax income, proportionally higher income in higher tax jurisdictions, a legislative change in respect of the taxation of cash-settled stock-based compensation and lower North Sea capital expenditure in the fourth quarter of 2010; and

•
a decrease in income from discontinued operations having closed transactions in 2010 for an aggregate gain of $168 million, compared to $1.1 billion in 2009.

Continuing Operations Review

Results Summary

Gross sales of oil, liquids and natural gas in 2010 were $8.1 billion, an increase of 15% from 2009. Oil and liquids revenue increased $597 million and natural gas revenue increased $590 million due to higher prices and increased production. Reported amounts were impacted by the strengthening C$.

10 TALISMAN ENERGY ANNUAL REPORT

During 2010, North America pre-tax segmented income was $270 million, compared to a loss of $76 million in 2009. Gross sales in North America increased 18% to $1.7 billion due to higher commodity prices and increased shale activity.

In the UK, pre-tax segmented income was $746 million, up 98% from $377 million in 2009 due to lower DD&A expense and the weakening of the UK£ relative to the C$. UK gross sales remained relatively consistent with 2009 at $2.2 billion.

In Scandinavia, pre-tax segmented income increased 159% to $409 million, up from $158 million in 2009. Scandinavia gross sales increased 41% to $1.4 billion as a result of higher oil prices and increased production.

Southeast Asia pre-tax segmented income increased 135% to $685 million, up from $291 million in 2009. Gross sales of $2.4 billion were 19% higher than 2009 due to the impact of higher commodity prices and increased gas production.

Daily Average Production, Before Royalties

Continuing operations	2010	2010 vs 2009 (%)	2009	2009 vs 2008 (%)	2008

Oil and liquids (mbbls/d)

North America	20	(5)	21	(5)	22

UK	74	(14)	86	(8)	93

Scandinavia	39	15	34	6	32

Southeast Asia	39	(5)	41	14	36

Other	14	–	14	(7)	15

	186	(5)	196	(1)	198

Natural gas (mmcf/d)

North America	636	19	536	(6)	573

UK	16	(16)	19	6	18

Scandinavia	88	52	58	205	19

Southeast Asia	485	20	403	21	334

	1,225	21	1,016	8	944

Continuing operations (mboe/d)	390	7	365	3	355

Discontinued operations

North America	27	(53)	58	(12)	66

UK	–	–	–	(100)	4

Scandinavia	–	–	–	(100)	1

Other	–	(100)	2	(67)	6

Discontinued operations (mboe/d)	27	(55)	60	(22)	77

Total (mboe/d)	417	(2)	425	(2)	432

For the full year 2010, production from continuing operations increased by 7% over 2009. Production from continuing operations in the fourth quarter of 2010 was 10% higher than the same quarter last year and 5% higher than the third quarter of 2010.

North American natural gas production increased by 19% due principally to successful development in the Pennsylvania Marcellus shale and Montney shale, partially offset by natural declines and plant turnarounds in conventional areas. Production from the Pennsylvania Marcellus shale play was 315 mmcf/d at the end of 2010.

Oil and liquids production in the UK was lower than 2009 as a result of maintenance and repair work, unplanned shutdowns and natural declines, partially offset by improved production efficiency at Claymore and first production at Auk North and Burghley.

TALISMAN ENERGY ANNUAL REPORT 11

In Scandinavia, production increased from 2009 due to the successful development drilling at Varg, as well as the ramp up of production and improved uptimes at Rev.

Southeast Asia natural gas production increased by 20% due to Indonesia, where natural gas production averaged 387 mmcf/d with higher contract takes at Corridor and better plant efficiency. Tangguh, which commenced production in mid 2009, produced 23 mmcf/d in 2010. In Malaysia, natural gas production was 34% higher than 2009, averaging 98 mmcf/d due to increased gas production from the Northern Fields.

Southeast Asia oil and liquids production decreased by 5% due to natural declines in Song Doc and Australia, partially offset by the increase in the Company's working interest in a unitized field in PM305, which resulted in a one time increase of 1,600 boe/d in volumes for the year.

For details of production from discontinued operations, see the 'Discontinued Operations' section of this MD&A.

Volumes Produced Into (Sold Out of) Inventory1

	2010	2009	2008

UK	(327)	(1,661)	(2,001)

Scandinavia	153	(924)	674

Southeast Asia	108	(2,277)	2,851

Other	237	(4,694)	3,955

Total produced into (sold out of) inventory – bbls/d	171	(9,556)	5,479

Total produced into (sold out of) inventory – mmbbls	0.1	(3.5)	2.0

Inventory at December 31 – mmbbls	1.6	1.6	5.1

1
Includes impact of discontinued operations.

In the Company's international operations, produced oil is frequently stored in tanks until there is sufficient volume to be lifted. The Company recognizes revenue and the related expenses on crude oil production when liftings have occurred. Volumes presented in the 'Daily Average Production, Before Royalties' table represent production volumes in the year, which include oil volumes produced into inventory and exclude volumes sold out of inventory.

12 TALISMAN ENERGY ANNUAL REPORT

Company Netbacks1,2

December 31	2010	2009	2008

Oil and liquids ($/bbl)

Sale price	80.52	67.36	96.43

Hedging loss	–	–	(0.34)

Royalties	12.35	9.48	15.78

Transportation	1.18	1.15	1.09

Operating costs	20.70	19.24	20.21

	46.29	37.49	59.01

Natural gas ($/mcf)

Sale price	5.76	5.29	9.01

Royalties	0.96	0.87	1.89

Transportation	0.29	0.29	0.27

Operating costs	1.04	1.11	1.07

	3.47	3.02	5.78

Total ($/boe) (6 mcf = 1 boe)

Sale price	55.37	49.40	76.03

Hedging loss	–	–	(0.17)

Royalties	8.74	7.34	13.62

Transportation	1.50	1.43	1.34

Operating costs	12.80	12.91	13.57

	32.33	27.72	47.33

1
Netbacks do not include pipeline operations. Additional netback information by major product type and region is included elsewhere in this MD&A.

2
Includes impact of discontinued operations.

During 2010, the Company's average netback was $32.33/boe, 17% higher than in 2009 due principally to higher commodity prices in 2010, partially offset by the strengthening of the C$ relative to the US$.

TALISMAN ENERGY ANNUAL REPORT 13

Commodity Prices and Exchange Rates1

	2010	2010 vs 2009 (%)	2009	2009 vs 2008 (%)	2008

Oil and liquids ($/bbl)

North America	64.47	17	54.96	(36)	85.52

UK	81.71	20	68.36	(30)	98.35

Scandinavia	83.75	20	69.73	(30)	99.23

Southeast Asia	82.95	17	71.17	(27)	97.63

Other	85.17	15	74.03	(28)	102.51

	80.52	20	67.36	(30)	96.43

Natural gas ($/mcf)

North America	4.93	5	4.70	(46)	8.66

UK	4.72	–	4.73	(52)	9.78

Scandinavia	6.86	17	5.86	(18)	7.16

Southeast Asia	6.92	8	6.40	(36)	9.94

	5.76	9	5.29	(41)	9.01

Total ($/boe)	55.37	12	49.40	(35)	76.03

Hedging loss excluded from the above prices

Oil and liquids ($/bbl)	–		–		(0.34)

Natural gas ($/mcf)	–		–		–

Total $/boe	–		–		(0.17)

Benchmark prices

WTI (US$/bbl)	79.53	29	61.79	(38)	99.65

Dated Brent (US$/bbl)	79.47	29	61.51	(37)	96.99

Tapis (US$/bbl)	80.81	27	63.57	(36)	98.95

NYMEX (US$/mmbtu)	4.39	8	4.05	(55)	8.95

AECO ($/GJ)	3.82	2	3.75	(51)	7.71

US$/C$ exchange rate	0.97	10	0.88	(6)	0.94

C$/UK£ exchange rate	1.59	(11)	1.78	(9)	1.96

1
Prices exclude gains or losses related to hedging activities and include the impact of discontinued operations.

Talisman's realized price of $55.37/boe was 12% higher than 2009. WTI averaged US$79.53/bbl, up 29% from 2009. North America natural gas prices also increased, with NYMEX and AECO up 8% and 2%, respectively.

The changes in the Company's reported oil and liquids price is consistent with the relevant benchmark prices, however, the Company's reported prices reflect the strengthening of the C$ relative to the US$ in 2010. Talisman's average natural gas price in North America increased by 5%. Corridor gas prices averaged $7.80/mcf, where 60% of sales are referenced to Duri crude oil and High Sulphur Fuel Oil on an energy equivalent basis.

The physical and financial commodity price contracts outstanding at the balance sheet date are described in the 'Risk Management' section of this MD&A.

More than 96% of the Company's revenues are either received in US$ or are closely referenced to US$. The Company converts these revenues into C$ for reporting purposes.

14 TALISMAN ENERGY ANNUAL REPORT

Royalties1

	2010		2009		2008
	Rates (%)	$ millions	Rates (%)	$ millions	Rates (%)	$ millions

North America	11	188	11	156	16	429

UK	–	7	–	5	–	13

Scandinavia	–	–	–	–	–	–

Southeast Asia	36	858	34	675	43	1,066

Other	53	221	51	229	57	291

Total	16	1,274	15	1,065	18	1,799

1
Includes impact of royalties related to sales volumes.

The Company's royalty expense in 2010 was $1,274 million, an increase of $209 million (20%) from 2009, reflecting increased commodity prices.

Unit Operating Expenses1

($/boe)	2010	2010 vs 2009 (%)	2009	2009 vs 2008 (%)	2008

North America	8.91	(5)	9.40	6	8.86

UK	29.15	10	26.47	(4)	27.66

Scandinavia	15.67	(12)	17.83	(17)	21.48

Southeast Asia	6.85	10	6.23	–	6.24

Other	5.53	(14)	6.45	10	5.84

	12.80	(1)	12.91	(5)	13.57

1
Includes impact of production volumes and expenses from discontinued operations.

Total Operating Expenses

(millions of C$)	2010	2009	2008

North America	424	403	389

UK	824	878	942

Scandinavia	304	285	276

Southeast Asia	288	255	195

Other	27	40	20

Total	1,867	1,861	1,822

Total operating expenses for the Company during 2010 were $1.9 billion, relatively consistent with 2009. On a per unit basis, operating costs decreased by 1% to $12.80/boe, due to higher production.

In North America, total operating expenses increased by $21 million or 5% over 2009 due principally to higher gas production. Unit operating expenses benefited from increased shale production, which has lower unit rates.

In the UK, total operating expenses were lower due principally to the weakening of the UK£ relative to the C$, despite higher well intervention work.

In Scandinavia, total operating expenses increased due to higher production from the Rev field, increased well workover costs and Yme pre-operating costs.

TALISMAN ENERGY ANNUAL REPORT 15

In Southeast Asia, total operating expenses increased due to a full year of production in Northern Fields and higher maintenance and repair costs in Malaysia and Indonesia.

Unit Depreciation, Depletion and Amortization (DD&A) Expense1

($/boe)	2010	2010 vs 2009 (%)	2009	2009 vs 2008 (%)	2008

North America	16.75	(10)	18.65	7	17.46

UK1	20.70	(13)	23.69	15	20.54

Scandinavia[1]	24.11	(4)	25.17	(3)	25.99

Southeast Asia	7.12	(24)	9.33	21	7.69

Other	5.83	(7)	6.28	10	5.71

	15.21	(12)	17.28	5	16.44

1
Excludes impact of DD&A adjustments in 2008 related to one field in the UK and one field in Scandinavia of $410 million and $90 million, respectively, due to the requirement to use year-end prices to calculate reserves resulting in no proved reserves at December 31, 2008 in those fields.

Total DD&A Expense

(millions of C$)	2010	2009	2008

North America	764	748	768

UK	582	781	1,144

Scandinavia	471	406	416

Southeast Asia	318	382	254

Other	29	43	24

	2,164	2,360	2,606

The Company's 2010 DD&A expense decreased by $196 million, or 8%, to $2.2 billion due to higher reserves, the strengthening of the C$, and the impact of the timing of liftings.

In North America, DD&A expense increased from 2009 due principally to increased production in 2010. Unit DD&A decreased from the prior year due to increased shale gas production, which has a lower DD&A expense per unit.

In the UK, DD&A expense decreased from 2009 due to lower production and the weakening of the UK£ relative to the C$.

In Scandinavia, DD&A expense increased from 2009 due to an increase in production.

In Southeast Asia, DD&A expense decreased as a result of lower DD&A from Song Doc field.

For additional information relating to DD&A, refer to the 'Application of Critical Accounting Policies and the Use of Estimates' section of this MD&A.

Dry Hole Expense

(millions of C$)	2010	2009	2008

North America	(4)	134	219

UK	62	30	93

Scandinavia	11	69	90

Southeast Asia	31	253	13

Other	23	53	27

	123	539	442

16 TALISMAN ENERGY ANNUAL REPORT

During 2010, the Company incurred dry hole expense of $123 million, which includes the write-off of exploration wells in the UK, Peru, Indonesia and Australia.

Under the successful efforts method of accounting for oil and gas activities, the costs of unsuccessful and non-commercial exploration wells are written off to dry hole expense in the year a determination on success or commerciality is made. Until such determination is made, the costs are included in non-depleted capital. At December 31, 2010, $1 billion of costs relating to exploration wells were included in non-depleted capital and not subject to DD&A, pending final determination (2009 – $798 million).

Exploration Expense

(millions of C$)	2010	2009	2008

North America	40	84	165

UK	16	18	54

Scandinavia	32	22	50

Southeast Asia	118	75	84

Other	178	102	76

	384	301	429

Exploration expense consists of geological and geophysical costs, seismic, non-producing land lease rentals and indirect exploration expenses. These costs are expensed as incurred under the successful efforts method of accounting.

Corporate and Other

(millions of C$)	2010	2009	2008

General and administrative (G&A) expense	392	334	294

Interest on long-term debt	163	192	168

Stock-based compensation expense (recovery)	201	290	(73)

(Gain) loss on held-for-trading financial instruments	(102)	412	(1,664)

Other revenue	110	115	112

Other expenses, net	194	47	(179)

G&A expense increased by $58 million relative to 2009 and includes costs associated with establishing offices in Pittsburgh and Houston, US and Brisbane, Australia to service the Pennsylvania Marcellus, Eagle Ford and Papua New Guinea operations respectively.

Interest expense on long-term debt decreased relative to 2009, capitalized interest having increased by $40 million as a result of increased capital expenditures on the Yme development. Total interest charges on long-term debt, including amounts expensed and capitalized, was $246 million, up marginally from 2009, due to the issuance of US$600 million of 3.75% notes due in 2021 in the US under its shelf prospectus.

The Company's stock option plans provide employees and directors with the choice upon exercise to purchase a share of the Company at the stated exercise price or to receive cash. The cash payment is equal to the difference between the option's exercise price and the share price at the time of surrender. See the 'Income Taxes' section of this MD&A for further details concerning the change to the taxation of stock options.

The Company's stock-based compensation expense is based on the difference between the Company's share price and the exercise price of its stock options or cash units. In 2010, stock-based compensation expense of $201 million (2009 – $290 million expense; 2008 – $73 million recovery) was incurred, due principally to the rising share price. The Company paid cash of $55 million (2009 – $52 million; 2008 – $211 million) to employees for options exercised.

TALISMAN ENERGY ANNUAL REPORT 17

The gain on held-for-trading financial instruments of $102 million related principally to commodity price derivatives that are not designated as hedges for accounting purposes. See the 'Risk Management' section of this MD&A for further details concerning the Company's financial instruments.

Other revenue includes pipeline and custom treating tariffs of $77 million in 2010 (2009 – $85 million; 2008 – $90 million).

Other expense of $194 million includes property impairments of $118 million in North America, Scandinavia, and the rest of the world for $27 million, $66 million and $25 million, respectively, a net gain on minor asset disposals of $59 million, a foreign exchange loss of $92 million and miscellaneous interest of $24 million.

Income Taxes

(millions of C$)	2010	2009	2008

Income (loss) from continuing operations before taxes	1,299	(497)	4,502

Less PRT

Current	127	65	83

Future	4	43	93

	131	108	176

	1,168	(605)	4,326

Income tax expense (recovery)

Current	1,032	731	1,282

Future	(272)	(678)	165

	760	53	1,447

Effective income tax rate (%)	65	(9)	33

The Company's effective income tax rate for 2010, after deducting PRT, was 65% (2009 – (9)%; 2008 – 33%). A number of events in the past three years have affected the Company's effective tax rates, including the proportion of income in higher rate jurisdictions and losses in lower rate jurisdictions, tax rate reductions in Canada and the level of capital expenditure in the North Sea.

In March 2010, the federal budget included significant changes to the taxation of cash-settled stock-based compensation to prevent stock option deductions being claimed by both employer and employee in relation to the same employment benefit. The legislation took effect in the fourth quarter of 2010 and was applied retrospectively. As a result of this legislative change, Talisman will lose its tax benefit resulting from its stock option liability and, accordingly, recorded a future income tax expense of $83 million during the fourth quarter of 2010.

The UK government levies PRT on North Sea fields that received development approval before April 1993, based on gross profit after allowable deductions, including capital and operating expenditures. PRT, which is deductible for purposes of calculating corporate income tax, increased as a result of higher revenue on fields in the UK subject to PRT.

18 TALISMAN ENERGY ANNUAL REPORT

Capital Expenditures1

(millions of C$)	2010	2010 vs 2009 (%)	2009	2009 vs 2008 (%)	2008

North America	1,794	21	1,479	(22)	1,903

UK	603	(11)	680	(7)	733

Scandinavia	590	(14)	685	(17)	825

Southeast Asia	566	(16)	677	(13)	777

Other[2]	382	45	263	68	157

Exploration and development	3,935	4	3,784	(14)	4,395

Corporate, Information Systems and Administrative	80	70	47	(27)	64

Acquisitions	1,562	257	438	(3)	452

Dispositions	(393)	22	(323)	223	(100)

Discontinued operations

Proceeds on disposition	(1,954)	(20)	(2,451)	617	(342)

Capital expenditures	18	(96)	461	(35)	711

	3,248	66	1,956	(62)	5,180

1
Includes interest costs that are capitalized on major development projects until facilities are completed and ready for use.

2
Other includes Algeria, Colombia, Peru, Poland, the Kurdistan region of northern Iraq and, until 2008, Qatar.

During 2010, shale properties were the focus of the Company's capital investment activities in North America. Of the $1.8 billion of capital expenditures in North America, $1.6 billion related to shale activity with the majority spent on progressing development of the Pennsylvania Marcellus and Montney shale programs.

In North America, 200 gross (181 net) shale wells were drilled with 152 gross (145 net) in the Pennsylvania Marcellus shale play and 37 gross (30 net) wells in the Montney shale play.

Total capital expenditures in the UK decreased by $77 million to $603 million, with $96 million spent on exploration and $507 million on development. Major areas of development activity included the Auk South development project and the start-up of Auk North and Burghley fields in 2010. A total of three development wells, one exploration well, and one appraisal well were drilled in 2010. One exploration well was drilling over the year-end.

In Scandinavia, total expenditures decreased by $95 million to $590 million, with $89 million spent on exploration and $501 million on development. The majority of exploration spending related to the drilling of the Grevling appraisal well. Development spending included drilling in the Yme, Gyda, and Brage fields. A total of 11 development wells, three exploration wells and two appraisal wells were drilled during 2010. Two development wells and one exploration well were drilling over the year-end.

In Southeast Asia, capital expenditures of $566 million included $242 million for exploration and $324 million for development. The exploration expenditure related principally to the drilling of exploration wells in Papua New Guinea, Indonesia, and Block PM-3 CAA in Malaysia, and seismic programs in Papua New Guinea and Sabah (Malaysia). Development spending focused on Northern Fields development drilling, PM3 CAA Mercury Removal Unit and the Southern Fields Improved Oil Recovery program in Malaysia, on the Kitan development in Australia and on the Jambi Merang development in Indonesia. In 2010, Talisman participated in 46 oil and gas development wells, seven exploration wells, two appraisal wells, and two exploration wells were drilling over year end.

Capital expenditures in Algeria included $97 million for development, with Talisman participating in 15 development wells, with a further two wells drilling over the year-end. Talisman spent $285 million on exploration activities in the rest of the world, including $64 million in Colombia, $73 million in Peru and $100 million in the Kurdistan region of northern Iraq. The Company participated in three exploration and four stratigraphic wells in Colombia, one exploration and one appraisal well in Peru, and one exploration well in the Kurdistan region of northern Iraq.

Information related to details and funding of the planned 2011 capital expenditures program is included in the 'Outlook for 2011' section of this MD&A.

TALISMAN ENERGY ANNUAL REPORT 19

Acquisitions

In 2010, Talisman entered into an agreement to acquire a 49% interest in BP Exploration Company (Colombia) Limited, which builds on the Company's acreage position in Colombia. A cash deposit of US$613 million was paid in connection with this transaction, which has been included within other long-term assets. The transaction closed in January 2011, at which time a further cash payment of US$192 million was made.

In May 2010, Talisman completed the acquisition of 37,000 net acres of land in the Eagle Ford shale play in south Texas for $364 million in cash. In a subsequent transaction which closed in December 2010, Talisman and a subsidiary of Statoil entered into an agreement to acquire an additional 97,000 net acres of liquids rich properties in the Eagle Ford shale play as well as an equity interest in a gas processing facility for cash consideration to Talisman of $684 million. In a related transaction Statoil purchased a 50% working interest in Talisman's existing 37,000 net acres in the Eagle Ford for $186 million, which was recorded as a disposition at cost. Talisman and Statoil have created a joint-venture across the Eagle Ford shale play in which Talisman has a 50% interest, and with Talisman as the initial operator. As a result of these transactions, Talisman holds approximately 78,000 net acres, predominantly in the liquids-rich area of the play. This transaction is consistent with Talisman's intent to become a leading, returns-focused shale producer in North America.

In 2010, Talisman acquired 100% of the share capital of Hess (Indonesia-Jambi Merang) Limited, a company which owns a 25% interest in the Jambi Merang Production Sharing Contract, for cash consideration of $189 million.

In 2010, Talisman acquired a 35% working interest in the PL378 Grosbeak discovery and a 20% interest in the PL375 Beta discovery in Norway for cash consideration of $196 million.

Discontinued Operations

In accordance with Canadian GAAP, Talisman reports the results of continuing and discontinued operations. Discontinued operations include the results from assets the Company expects to sell and the results, to the closing date, of assets that have been sold. Comparative results have been restated to reflect the impact of operations that have been classified as discontinued during 2010. See note 3 to the Consolidated Financial Statements.

In 2010, Talisman completed the sale of oil and gas producing properties in North America for proceeds of $2 billion, resulting in a gain of $173 million, net of a tax recovery of $105 million. The net investment in the Company's Canadian self-sustaining operations has been reduced as a result of these disposal transactions and a capital distribution to the parent from the entity that held the assets and, accordingly, $465 million of non-taxable foreign exchange gains previously accumulated in other comprehensive loss were included in the carrying value of the assets used to determine the gain on disposal.

Also in 2010, Talisman completed the sale of assets in Tunisia for proceeds of $23 million, resulting in a loss of $5 million, net of tax of $nil. An after tax writedown of $3 million had previously been recorded in 2009.

In 2009, Talisman:

•
sold oil and gas producing assets in Western Canada for proceeds of $1.2 billion, resulting in an after tax gain of $456 million;

•
sold midstream assets in Western Canada for proceeds of $297 million, resulting in an after tax gain of $55 million;

•
sold assets in the Netherlands for proceeds of $596 million, resulting in an after tax gain of $471 million;

•
sold a 10% share in the Yme field offshore development and three exploration licences for proceeds of $113 million, resulting in an after tax gain of $6 million;

•
sold assets in Trinidad and Tobago for proceeds of $278 million, resulting in an after tax gain of $93 million; and

•
received $17 million relating to an agreement entered into in 2007 to sell assets in the UK, resulting in an after tax gain of $11 million.

20 TALISMAN ENERGY ANNUAL REPORT

In 2008, Talisman sold oil and gas producing assets in Western Canada and Denmark for proceeds of $247 million and $95 million, respectively, resulting in an after tax gain of $119 million and an after tax writedown of $46 million, respectively. In the UK, the Company recorded a positive after tax closing adjustment of $36 million, and an after tax write-down of $32 million in respect of oil and gas properties sold in 2007 and 2006.

Talisman has approximately $218 million of abandonment letters of credit in place from January 1, 2011 until December 31, 2011 in respect of asset retirement obligations relating to UK assets sold in 2008.

Results of Discontinued Operations

	Years ended December 31

	North America			UK			Scandinavia			Other			Total
(millions of C$)	2010	2009	2008	2010	2009	2008	2010	2009	2008	2010	2009	2008	2010	2009	2008

Income (loss) from discontinued operations, net of tax	73	(6)	450	–	–	32	–	1	20	(1)	19	69	72	14	571

Gain (loss) on disposition of assets, net of tax	173	511	119	–	482	4	–	(2)	(54)	(5)	90	–	168	1,081	69

Income (loss) from discontinued operations	246	505	569	–	482	36	–	(1)	(34)	(6)	109	69	240	1,095	640

Daily Average Production Volumes of Discontinued Operations

	2010	2010 vs 2009 (% )	2009	2009 vs 2008 (% )	2008

North America

– oil and liquids (mbbls/d)	3	(77)	13	(28)	18

– natural gas (mmcf/d)	142	(47)	267	(6)	283

UK

– oil and liquids (mbbls/d)	–	–	–	(100)	1

– natural gas (mmcf/d)	–	–	–	(100)	20

Scandinavia

– oil and liquids (mbbls/d)	–	–	–	(100)	1

Other

– oil and liquids (mbbls/d)	–	(100)	2	(67)	6

Total discontinued operations (mboe/d)	27	(55)	60	(22)	77

All 27 mboe/d of production from discontinued operations in 2010 represents production from asset sales that closed in the year.

Reserves Replacement

Disclosure Requirements

As a Canadian public company, Talisman is subject to the oil and gas disclosure requirements of National Instrument 51-101 (NI 51-101) of the Canadian Securities Administrators. In prior years, Talisman has relied upon a discretionary exemption from certain of the requirements of NI 51-101 granted by the Canadian securities regulatory authorities which allowed Talisman to provide disclosure in accordance with the disclosure standards of the US Securities and Exchange Commission (SEC) in order to provide disclosure comparable to US and international peers. As a result of the expiry of that exemption, Talisman is providing oil and gas disclosure in accordance with both the SEC and NI 51-101 requirements.

TALISMAN ENERGY ANNUAL REPORT 21

SEC Reserves

Talisman's gross proved reserves, compiled in accordance with the SEC disclosure requirements using average annual prices, are estimated as follows:

Total gross proved	Oil & natural gas liquids (mmbbls)	Natural gas (bcf)	boe (mm)

At December 31, 2009	531.9	5,272.7	1,410.7

Discoveries, extensions and additions	33.5	1,151.7	225.5

Net dispositions	(14.7)	(792.7)	(146.9)

Price revisions	20.3	8.1	21.7

Other revisions	7.5	96.2	23.5

Production	(68.8)	(499.1)	(152.0)

At December 31, 2010	509.7	5,236.9	1,382.5

Talisman's 2010 SEC reserves data has been compiled in accordance with the SEC's reserves disclosure requirements adopted in 2009, which include an average annual pricing methodology. In addition, Talisman has adopted the FASB accounting standard Extractive Industries – Oil and Gas for both Canadian and US reporting purposes. See the 'New US Accounting Pronouncements' section of this MD&A.

Talisman added 249.0 mmboe of gross proved reserves (excluding price revisions) compared to production of 152.0 mmboe for a replacement of 164% of 2010 production. North America accounts for the largest increase in reserves as a result of the successful drilling programs in both the Pennsylvania Marcellus and Montney shale plays. Price-related revisions increased gross proved reserves by 21.7 mmboe, principally related to the Company's UK operations. At December 31, 2010, North America, Southeast Asia and the UK accounted for 42%, 31% and 19% respectively of the Company's gross total proved reserves. Proved undeveloped reserves accounted for 33% of the Company total and 34% in North America at the end of 2010.

At the year-end, gross proved shale reserves (1.8 tcf) accounted for 61% of gross proved North American natural gas reserves.

The Company uses reserves replacement ratios as an indicator of its ability to replenish annual production volumes and grow its reserves. It should be noted that a reserves replacement ratio is a statistical indicator that has limitations. As an annual measure, the ratio is limited because it typically varies widely based on the extent and timing of new discoveries, project sanctioning, property acquisitions and average prices. Its predictive and comparative value is also limited for the same reasons. In addition, since the ratio does not take into account the cost, value or timing of future production of new reserves, it cannot be used as a measure of value creation.

The proved reserves replacement ratios noted in the 'Financial and Operating Highlights' section of this MD&A were calculated as follows: 178% was calculated by dividing the sum of changes (discoveries, extensions and additions, price revisions and other revisions) to gross proved oil and gas reserves during 2010 by the Company's 2010 gross production; and 164% was calculated by excluding price revisions from changes to gross proved oil and gas reserves.

22 TALISMAN ENERGY ANNUAL REPORT

NI 51-101 Reserves

Talisman's gross proved and probable reserves, compiled in accordance with the NI 51-101 disclosure requirements, using forecast prices, are estimated as follows:

Total gross	Light Oil (mmbbls)	Heavy Oil (mmbbls)	Shale Gas (bcf)	Non-Shale Natural Gas (bcf)	NGL (mmbbls)	boe (mm)

Proved Developed Producing	286.9	49.3	610.9	2,288.0	34.8	854.2

Proved Developed Non-Producing	5.1	1.5	141.2	245.9	3.3	74.4

Proved Undeveloped	106.6	1.8	1,072.1	963.1	22.3	469.9

Total Proved	398.6	52.6	1,824.2	3,497.0	60.4	1,398.5

Total Probable	287.0	9.3	1,014.8	1,532.2	23.4	744.2

Total Proved Plus Probable	685.6	61.9	2,839.0	5,029.2	83.8	2,142.7

Information regarding the pricing assumptions used in the preparation of the estimates of NI 51-101 reserves is set forth under the heading 'Note Regarding Reserves Data and Other Oil and Gas Information' in Talisman's most recent Annual Information Form.

Liquidity and Capital Resources

Talisman's long-term debt at December 31, 2010 was $4.2 billion ($2.5 billion, net of cash and cash equivalents and bank indebtedness), up from $3.8 billion ($2.1 billion, net of cash and cash equivalents and bank indebtedness) at December 31, 2009. During 2010, the Company generated $3.5 billion of cash provided by operating activities, incurred capital expenditures of $5.6 billion (including acquisitions), received proceeds of $2.3 billion from the disposition of non-core assets and paid $176 million to settle held-for-trading commodity and non-commodity derivatives.

On an ongoing basis, Talisman plans to fund its capital program and acquisitions with cash provided by operating activities, cash on hand and cash proceeds from its strategic partnership with Sasol Limited.

The Company has an active hedging program that will partially protect 2011 cash flow from the effect of declining commodity prices. At December 31, 2010, the fair value of the Company's commodity price derivatives was a net liability of $57 million, which can be settled from cash on hand. See the 'Risk Management' section of this MD&A.

The majority of the Company's debt matures subsequent to 2014, with $357 million maturing in 2011. The Company enhanced its liquidity during 2010 with the issuance of US$600 million of public debt notes.

The Company is in compliance with all of its debt covenants. The Company's principal financial covenant under its primary facility is a debt-to-cash flow ratio of 3.5:1, calculated quarterly on a trailing twelve month basis.

At December 31, 2010, the Company had not drawn against its available $4 billion of bank lines of credit, $3.85 billion of which is committed through 2014. These maturity dates may be extended from time to time by agreement between the Company and the respective lenders.

Talisman manages its balance sheet with reference to its liquidity and a debt-to-cash flow ratio. The main factors in assessing the Company's liquidity are cash flow (defined as cash provided by operating activities plus changes in non-cash working capital), cash provided by and used in investing activities and available bank credit facilities. The debt-to-cash flow ratio is calculated using gross debt divided by cash flow for the year. For the year ended December 31, 2010, the debt-to-cash flow ratio was 1.38:1.

The Company routinely assesses the financial strength of its joint venture participants and customers, in accordance with its credit risk guidelines. At this time, Talisman expects that the counterparties will be able to meet their obligations when they become due.

TALISMAN ENERGY ANNUAL REPORT 23

A significant proportion of Talisman's accounts receivable balance is with customers in the oil and gas industry and is subject to normal industry credit risks. At December 31, 2010, approximately 87% of the Company's trade accounts receivable were current. Talisman had no customers with individually significant balances outstanding at December 31, 2010. Concentration of credit risk is mitigated by having a broad domestic and international customer base. The maximum credit exposure associated with accounts receivable is the carrying value.

The Company utilizes letters of credit largely pursuant to uncommitted letter of credit facilities. Letters of credit are issued by banks under these uncommitted facilities and most are renewed annually. The balance of outstanding letters of credit was $1.3 billion at both December 31, 2010 and January 1, 2011 relating largely to asset retirement and pension obligations.

In March 2010, the Company filed, as part of a registration statement, a shelf prospectus in the US under the Multi-Jurisdictional Disclosure System pursuant to which it may issue up to US$3.5 billion of various types of securities, including debt securities, in the US public market. The Company simultaneously filed a medium term note shelf prospectus in Canada pursuant to which it may issue up to $1 billion of medium term notes in the Canadian public debt market. In November 2010, the Company issued US$600 million of 3.75% notes due in 2021 in the US under its shelf prospectus.

In December 2010, Talisman renewed its normal course issuer bid (NCIB), pursuant to which the Company may repurchase through the facilities of the Toronto Stock Exchange and New York Stock Exchange up to 51,068,705 of its common shares (representing 5% of the common shares outstanding at November 29, 2010) during the 12-month period commencing December 15, 2010 and ending December 14, 2011. Shareholders may obtain a copy of the Company's notice of intention to make an NCIB, free of charge by emailing the Company at tlm@talisman-energy.com. During the year ended December 31, 2010, Talisman did not repurchase any common shares of the Company under its NCIB.

Common share dividends of $254 million were paid in 2010 (2009 – $229 million; 2008 – $204 million) at an aggregate of $0.25 per share (2009 – $0.225 per share; 2008 – $0.20 per share). The Company's dividend is determined semi-annually by the Board of Directors.

At December 31, 2010, there were 1,019,290,939 common shares outstanding (2009 – 1,014,876,564). Subsequent to December 31, 2010, 3,186,294 stock options were exercised for shares.

At December 31, 2010, there were 62,959,223 stock options, 10,112,792 cash units and 8,173,762 long-term Performance Share Units (PSUs) outstanding. Subsequent to December 31, 2010, 157,486 stock options were surrendered for cash, 3,186,294 were exercised for shares, none were granted, and 182,081 were cancelled, with 59,433,362 outstanding at February 22, 2011. Subsequent to December 31, 2010, 537,030 cash units were exercised, none were granted and 72,832 were cancelled with 9,502,930 outstanding at February 22, 2011. Subsequent to December 31, 2010, no PSUs were granted and 47,156 were forfeited with 8,126,606 outstanding at February 22, 2011.

The Company may purchase shares on the open market to satisfy its obligation to deliver common shares to settle long-term PSUs. During 2010, 4,482,681 common shares were purchased on the open market for $82 million and placed in a trust having an arm's length third party trustee. Subsequent to December 31, 2010, a further 368,000 shares were purchased for $8 million. The Company is not exposed to fluctuations in the stock price in respect of the shares held in trust. Additional purchases of common shares to satisfy the Company's obligations are contemplated.

Talisman continually monitors its portfolio of assets and investigates business opportunities in the oil and gas sector. The Company may make acquisitions, investments or dispositions, some of which may be material. In connection with any acquisition or investment, Talisman may incur debt or issue equity.

For additional information regarding the Company's liquidity and capital resources, refer to notes 10 and 13 to the Consolidated Financial Statements.

24 TALISMAN ENERGY ANNUAL REPORT

Sensitivities

Talisman's financial performance is affected by factors such as changes in production volumes, commodity prices and exchange rates. The estimated annual impact of these factors for 2011 (excluding the effect of derivative contracts) is summarized in the following table, based on a WTI oil price of approximately US$75/bbl, a NYMEX natural gas price of approximately US$4/mmbtu and exchange rates of US$0.90=C$1 and UK£1=US$1.60. See the 'Changes in Reporting Conventions' section of this MD&A for further details concerning the Company's reporting currency.

(millions of US$)	Net Income	Cash Provided by Operating Activities

Volume changes

Oil – 10,000 bbls/d	55	95

Natural gas – 60 mmcf/d	15	50

Price changes[1]

Oil – US$1/bbl	30	35

Natural gas: (North America)[2] – US$0.10/mcf	15	25

Exchange rate changes

US$/C$ decrease by US$0.01	(10)	(5)

US$/UK£ increase by US$0.02	10	–

1
The impact of price changes excludes the effect of commodity derivatives. See specific commodity derivative terms in the 'Risk Management' section of this MD&A, and note 15 to the Consolidated Financial Statements.

2
Price sensitivity on natural gas relates to North American natural gas only. The Company's exposure to changes in the natural gas prices in the UK and Scandinavia is not material. The natural gas price in Malaysia, Vietnam and most of the natural gas price in Indonesia is linked to the price of crude oil and, accordingly, has been included in the price sensitivity for oil.

Commitments and Off-Balance Sheet Arrangements

As part of its normal business, the Company has entered into arrangements and incurred obligations that will impact the Company's future operations and liquidity, some of which are reflected as liabilities in the Consolidated Financial Statements at year-end. The principal commitments of the Company are in the form of debt repayments; abandonment obligations; lease commitments relating to corporate offices and ocean-going vessels; firm commitments for gathering, processing and transmission services; minimum work commitments under various international agreements; other service contracts and fixed price commodity sales contracts.

Additional disclosure of the Company's abandonment obligations, debt repayment obligations and significant commitments can be found in notes 9, 10 and 16, respectively, to the Consolidated Financial Statements. A discussion of the Company's derivative financial instruments and commodity sales contracts can be found in the 'Risk Management' section of this MD&A.

TALISMAN ENERGY ANNUAL REPORT 25

The following table includes the Company's gross long-term debt, abandonment obligations, stock-based compensation, operating and capital leases and other expected future payment commitments as at December 31, 2010 and estimated timing of such payments:

			Payments due by period1,[2] (millions of C$)

Commitments	Liability recognized in balance sheet	Total	Less than 1 year	1-3 years	4-5 years	> 5 years

Gross long-term debt	Yes – Liability	4,225	357	15	443	3,410

Abandonment obligations[3]	Yes – Partially accrued	4,476	18	53	186	4,219

Office leases	No	204	43	71	47	43

Vessel leases	No	635	251	198	174	12

Capital lease obligations	Yes – Partially accrued	131	18	36	36	41

Transportation and processing commitments[4]	No	1,341	158	277	227	679

Minimum work commitments	No	866	442	347	77	–

Other service contracts[5]	No	853	525	221	90	17

Stock-based compensation[6]	Yes – Liability	404	360	44	–	–

Total		13,135	2,172	1,262	1,280	8,421

1
Payments exclude ongoing operating costs related to certain leases, interest on long-term debt and payments made to settle derivative contracts.

2
Payments denominated in foreign currencies have been translated at the December 31, 2010 exchange rate.

3
The abandonment obligation represents management's probability weighted, undiscounted best estimate of the cost and timing of future dismantlement, site restoration and abandonment obligations based on engineering estimates and in accordance with existing legislation and industry practice.

4
Certain of the Company's transportation commitments are tied to firm gas sales contracts.

5
Other service contracts includes drilling rig commitments to meet a portion of the Company's future drilling requirements.

6
The liability for stock-based compensation recognized on the balance sheet is based on the Company's year-end stock price and the number of stock options and cash units outstanding, adjusted for vesting terms. The amount included in this table includes the full value of unvested stock options and cash units. Timing of payments is based on vesting and expiry. Actual payments are dependent on the Company's stock price at the time of exercise.

There have been no significant changes in the Company's expected future payment commitments, and the timing of those payments, since December 31, 2010.

Risk Management

Talisman monitors its exposure to variations in commodity prices, interest rates and foreign exchange rates. The Company periodically enters into physical delivery transactions for commodities at fixed or collared prices and into derivative financial instruments to reduce exposure to unfavourable movements in commodity prices, interest rates and foreign exchange rates. These contracts or instruments may limit the benefit of favourable changes in commodity prices, interest rates and currency values, and may result in financial or opportunity loss due to delivery commitments, royalty rates and counterparty risks associated with contracts.

The Company has established a system of internal controls to minimize risks associated with its derivatives program and credit risk associated with derivatives counterparties.

The accounting policy with respect to derivative financial instruments and commodity sales contracts is set out in note 1(l) to the Consolidated Financial Statements. Derivative financial instruments and commodity sales contracts outstanding at December 31, 2010, including their respective fair values, are detailed in notes 15 and 16 to the Consolidated Financial Statements.

26 TALISMAN ENERGY ANNUAL REPORT

The Company has elected not to designate as hedges any commodity price derivative contracts entered into. In 2008, the Company no longer designated its interest rate swap as a fair value hedge. These derivatives are classified as held-for-trading financial instruments and are measured at fair value with changes in fair value recognized in net income quarterly. This can potentially increase the volatility of net income.

Commodity Price Derivative Financial Instruments

The Company had the following commodity price derivative contracts outstanding at December 31, 2010, none of which were designated as a hedge:

Contract	Term	Average volume	Average price or floor/ceiling

Oil

Dated Brent oil collars	Jan-Jun 2011	20,000 bbls/d	US$80.00/92.41

Dated Brent oil collars	Jan-Dec 2011	21,000 bbls/d	US$80.00/91.27

Dated Brent oil collars	Jan-Dec 2011	20,000 bbls/d	US$84.00/97.57

WTI oil collars	Jan-Dec 2011	9,000 bbls/d	US$80.00/92.00

Natural Gas

NYMEX natural gas collars	Jan-Jun 2011	95,000 mcf/d	US$5.27/6.66

NYMEX natural gas collars	Jan-Dec 2011	71,200 mcf/d	US$6.14/6.59

NYMEX natural gas swaps	Jan-Dec 2011	23,734 mcf/d	US$6.12

ICE natural gas swaps	Jan-Jun 2011	17,355 mcf/d	C$6.18

Further details of contracts outstanding are presented in note 15 to the Consolidated Financial Statements.

The Company entered into the following commodity price derivative contracts during the period from January 1, 2011 to February 22, 2011:

Contract	Term	bbls/d	US$/bbl

Dated Brent oil puts	Jul-Dec 2011	20,000	90.00

Physical Commodity Contracts

The Company enters into fixed price sales contracts for the physical delivery of commodities. These contracts are in the regular course of business and are intended to be settled by delivering the product. As such, the fair value of these contracts is not recognized in the Consolidated Financial Statements and future revenues are recognized in net income as earned over the term of the contract. The Company anticipates having sufficient future production to meet these fixed price sales contract commitments.

The Company had the following physical commodity contracts outstanding at December 31, 2010:

Contract	Term	mcf/d	C$/mcf

AECO natural gas swaps	Jan-Dec 2011	3,671	2.98

Long-Term Sales Contracts

In order to support the Company's investments in natural gas projects outside of North America and the North Sea, Talisman has entered into a number of long-term sales contracts.

The majority of Talisman's share of natural gas production from the Corridor block in Indonesia is currently sold under three long-term sales agreements with Caltex, Singapore Power and PGN. Under an amended agreement with Caltex, natural gas

TALISMAN ENERGY ANNUAL REPORT 27

sales are at a price equal to 76% of the equivalent value of the Indonesia Crude Price for Duri crude oil. The minimum volume commitment under this contract is approximately 388 bcf over the remaining 11 year life of the contract. Under the agreement with Singapore Power, natural gas sales to Singapore from Corridor are referenced to a price formula which is based on the quoted spot price of fuel oil in Singapore. The minimum volume commitment is approximately 240 bcf over the remaining 13 year life of the contract. Under the agreement with PGN, natural gas sales from Corridor to PGN for their markets in West Java are at a fixed price of US$1.91/mcf, with no associated transportation costs. The minimum volume commitment is approximately 668 bcf over the remaining 13 year life of the contract.

The Company is subject to volume delivery requirements for approximately 100 mmcf/d at prices referenced to the Singapore fuel oil spot market in relation to a long-term sales contract in Malaysia/Vietnam which is currently scheduled to end in 2018. In the event these delivery requirements are not met on a daily basis within a contract year, volumes delivered in the subsequent contract year equivalent to such unmet delivery requirements are subject to a 25% price discount.

Currently, the Company anticipates having sufficient production to meet all future delivery requirements.

Interest Rate and Foreign Exchange Swaps

In order to swap a portion of the US$375 million 5.125% notes due 2015 to floating interest rates, the Company entered into fixed to floating interest rate swap contracts with a total notional amount of US$300 million that expire on May 15, 2015. These swap contracts require Talisman to pay interest at a rate of three-month US$ LIBOR plus 0.433% while receiving payments of 5.125% semi-annually. The Company no longer designated the swap as a hedge starting in the fourth quarter of 2008.

In conjunction with the issuance of the 4.44% C$350 million medium term notes repaid in January 2011, the Company entered into a cross currency swap in order to hedge the foreign exchange exposure on this C$ denominated liability. As a result, the Company is effectively paying interest semi-annually in US$ at a rate of 5.05% on a notional amount of US$304 million. The cross currency swap is designated as a cash flow hedge.

28 TALISMAN ENERGY ANNUAL REPORT

Summary of Quarterly Results

The following is a summary of quarterly results of the Company for the eight most recently completed quarters:

		Three months ended

(millions of C$, unless otherwise stated)	Total Year	Dec. 31[1]	Sep. 30[1]	Jun. 30[1]	Mar. 31[1]

2010

Gross sales	8,076	2,194	1,995	1,850	2,037

Total revenue	6,912	1,874	1,711	1,553	1,774

Income (loss) from continuing operations	408	(313)	68	412	241

Net income (loss)	648	(304)	121	603	228

Per common share ($)

Income (loss) from continuing operations	0.40	(0.31)	0.07	0.40	0.24

Diluted income (loss) from continuing operations[2]	0.39	(0.31)	0.07	0.40	0.23

Net income (loss)	0.64	(0.30)	0.12	0.59	0.23

Diluted net income (loss)[2]	0.62	(0.30)	0.12	0.58	0.22

Daily average production

Oil and liquids from continuing operations (mbbls/d)[3]	186	190	175	177	201

Natural gas from continuing operations (mmcf/d)	1,225	1,313	1,282	1,172	1,130

Continuing operations (mboe/d)	390	409	389	372	389

Discontinued operations (mboe/d)	27	8	15	39	46

Total (mboe/d)	417	417	404	411	435

2009

Gross sales	7,011	2,056	1,647	1,642	1,666

Total revenue	6,061	1,723	1,430	1,470	1,438

Income (loss) from continuing operations	(658)	(181)	25	(432)	(70)

Net income (loss)	437	(111)	30	63	455

Per common share ($)

Income (loss) from continuing operations	(0.65)	(0.18)	0.02	(0.42)	(0.07)

Diluted income (loss) from continuing operations[2]	(0.65)	(0.18)	0.02	(0.42)	(0.07)

Net income (loss)	0.43	(0.11)	0.03	0.06	0.45

Diluted net income (loss)[2]	0.43	(0.11)	0.03	0.06	0.45

Daily average production

Oil and liquids from continuing operations (mbbls/d)[3]	196	193	182	193	211

Natural gas from continuing operations (mmcf/d)	1,016	1,065	995	998	1,017

Continuing operations (mboe/d)	365	371	348	360	381

Discontinued operations (mboe/d)	60	52	53	64	69

Total (mboe/d)	425	423	401	424	450

1
Prior periods have been restated to reflect the impact of discontinued operations. See note 3 to the Consolidated Financial Statements.

2
Diluted net income (loss) and diluted income (loss) from continuing operations per common share are calculated using the treasury stock method, which gives effect to the potential dilution that could occur if stock options were exercised in exchange for common shares.

3
Includes oil volumes produced into, and excludes oil volumes produced into (sold out of) inventory for the years ended December 31, 2010 and 2009 of 171 bbls/d and (9,556) bbls/d, respectively.

TALISMAN ENERGY ANNUAL REPORT 29

During the fourth quarter of 2010, gross sales increased by $138 million over the fourth quarter of 2009 as a result of increased gas production and increased oil prices, partially offset by decreased gas prices. The loss from continuing operations in the fourth quarter increased by $132 million from the same period in 2009 resulting from higher taxes, higher stock-based compensation and higher exploration expense, partially offset by higher production and commodity prices, lower dry hole expense and lower DD&A.

Also, during the fourth quarter of 2010, the Company:

•
completed the transaction with Statoil to acquire land in the liquids-rich area of the Eagle Ford shale play, which is described in the 'Acquisitions' section of this MD&A;

•
exited the quarter with a production rate of 315 mmcf/d in the Pennsylvania Marcellus shale play;

•
sold oil and gas producing assets in Western Canada for aggregate proceeds of $353 million, resulting in an after tax gain of $5 million; and

•
reached an agreement to create a strategic partnership with Sasol to develop the Farrell Creek assets in Talisman's Montney shale play in British Columbia, agreeing to sell a 50% working interest for total consideration of $1.05 billion, comprising $260 million in cash and $790 million of future capital that Sasol will fund on Talisman's behalf.

Outlook for 2011

Talisman expects production growth of 5-10% in 2011 relative to 417,000 boe/d in 2010. In addition, the BP Colombia acquisition will add 12,000-15,000 boe/d of incremental production. Approximately half of the 2011 production growth will be liquids. Cash exploration and development spending is expected to be approximately US$4 billion (excluding approximately US$370 million of non-cash capitalized leases), funded by cash provided by operating activities, proceeds from asset sales and Talisman's balance sheet strength.

North America

In North America, the Company plans to spend approximately US$1.7 billion in 2011, with emphasis shifting to liquids rich opportunities, primarily in the Eagle Ford shale and conventional oil plays. Spending on dry gas is expected to be 35% lower than 2010.

In the Pennsylvania Marcellus, Talisman has budgeted approximately US$800 million, including infrastructure capital. Talisman plans to reduce the number of rigs in the play from 12 at the end of 2010 to nine rigs over the course of 2011. The plan is to drill approximately 100 net wells in the Pennsylvania Marcellus in 2011. The Company expects production to average 350-400 mmcf/d, up from approximately 180 mmcf/d in 2010. Marcellus production was 315 mmcf/d at year end.

In the Montney shale, Talisman will continue to progress the development of the Farrell Creek area with plans to drill approximately 35 net wells in 2011. The Company has reached an agreement to create a strategic partnership with Sasol to jointly develop this play. As part of the agreement, Talisman will act as operator for the partnership, having a 50% working interest while being carried for about US$800 million in capital spending. The Company will expand from four rigs to an eight rig program in 2011, with Talisman spending approximately US$100 million. Production (net to Talisman) is expected to average 50-60 mmcf/d net in 2011. The transaction with Sasol is expected to close in the first half of 2011, subject to regulatory approvals.

Following the successful entry into the liquids-rich Eagle Ford through two acquisitions in 2010, the Company is expecting to drill approximately 35 net wells. Talisman expects to ramp up to eight operated rigs (from four currently) by year end, and has budgeted approximately US$300 million. Net annual production from this play is estimated at 55-65 mmcfe/d. Approximately half of this production is expected to be liquids.

30 TALISMAN ENERGY ANNUAL REPORT

In the conventional portfolio, the focus will also be on liquids opportunities. Expected spending will be around US$380 million, with nearly 70% of the capital focused on expanded oil development programs in the Chauvin and Shaunavon properties, as well as continuation of the pilot programs in the Cardium oil and wet gas windows.

Shale production in North America is expected to average 455-525 mmcfe/d (approximately 75,000-85,000 boe/d), with an additional 90,000 boe/d of conventional production.

North Sea

In the North Sea, cash capital spending is budgeted at approximately US$1.2 billion in 2011, with approximately two-thirds of this spending in the UK and one-third in Norway. Of the total, approximately US$150 million is being directed towards exploration. The plan also includes US$370 million of non-cash capital (capitalized leases) in Norway.

Major activities in the UK include ramping up production from the Auk North project, which came on stream at the end of 2010. At Claymore, Talisman will recommence infill drilling, with first production expected in 2011. Engineering for the Auk South redevelopment project is being completed, and the Company has commenced fabrication of the new facilities, with first production expected in 2012. Plans for redevelopment of the Montrose/Arbroath area are being progressed, which extend the life of the existing field and incorporate development of the Cayley, Godwin and Shaw discoveries.

In Norway, activities will focus on commissioning the Yme redevelopment project, with first oil expected in the second half of 2011. The topsides are complete and waiting in Stavanger for a weather window to allow installation. There is also a large infill program ongoing in Norway, including wells on Gyda, Brage, Veslefrikk and Varg. The Grosbeak discovery will be appraised and, in addition, the development plan for Grevling is being progressed.

Production from the region is expected to average between 130,000-135,000 boe/d in 2011.

Southeast Asia

Talisman plans to spend between US$700-800 million in Southeast Asia in 2011, with exploration spending accounting for one-third of the total.

Major activities include an infill drilling program at PM-3 CAA in Malaysia/Vietnam and plans to sanction the HST/HSD development project in Block 15-02 offshore Vietnam. Talisman expects to spend US$200-$250 million in Papua New Guinea.

In Indonesia, Talisman expects first production from Jambi Merang by mid-year and will continue infill drilling in the OK Block. Drilling and optimization activities, which were initiated in 2010, will continue in 2011 in the Corridor Block in Indonesia.

The Company is also developing the Kitan discovery offshore Australia.

Production in Southeast Asia will remain flat relative to 2010 at approximately 120,000 boe/d, due to the timing of project delivery.

Other

Capital expenditures on development in the rest of the world during 2011 are expected to be US$210 million.

International Exploration

Excluding North America, the exploration budget for 2011 is US$700 million, some of which is included in the regional capital, with three-quarters allocated to build new core areas and one-quarter to support existing core areas. The goal of the program is to add 600-700 million boe of prospective resource additions over a five year period at a finding cost of less than $5/boe.

In Southeast Asia, Talisman plans to drill Lempuk-1, a deepwater well in South Makassar in Indonesia and continue with its seismic acquisition in the area. 3D seismic data will also be acquired over the two offshore Sabah exploration blocks in Malaysia and in Vietnam's Nam Con Son Basin. In Papua New Guinea, the Company plans to drill five exploration and appraisal wells in addition to two wells that were drilling over the year-end in its foreland blocks. 2D seismic acquisition will also continue.

TALISMAN ENERGY ANNUAL REPORT 31

In the North Sea, Talisman continues to explore in Norway and the UK. In Norway, Talisman plans to drill the Grosbeak appraisal well, acquired in 2010 as part of an asset acquisition. In the UK, the Company will complete drilling of the TR1 appraisal well in Block 30/13 in the Fulmar area.

In Latin America, Talisman's focus is in Colombia and Peru. In Colombia, Talisman is focusing activity on the heavy oil trend in the southern Llanos Basin and on the foothills trend, site of the 2009 Huron discovery. In the foothills trend, the Huron-2 appraisal well on the Niscota Block will be drilled in 2011. In the heavy oil trend, the Company is currently developing drilling and seismic plans to follow-up on the Akacias-1 discovery drilled in 2010 in Block 9. Talisman is also completing a six-well stratigraphic program on Block 6, which will be appraised in 2011. In Block 8, Talisman will acquire seismic data in preparation for stratigraphic well drilling later in the year. In Peru, the Company is continuing seismic acquisition over the Situche area in Block 64 and plans to spud the Situche Norte exploration well in 2011.

In the Kurdistan region of northern Iraq, Talisman will drill the first exploration well in Block K39, Topkhana, followed by a redrill of the Kurdamir well to test for deeper potential. In Poland, Talisman will continue with the 2D seismic program commenced in late 2010, and in mid-2011, the Company plans to commence the first two wells of a three-well vertical exploration drilling program.

Internal Control over Financial Reporting and Disclosure Controls and Procedures

Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the United States Exchange Act of 1934, as amended (the Exchange Act).

Management, including the Company's Chief Executive Officer and Chief Financial Officer, has conducted an evaluation of the Company's internal control over financial reporting based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on management's assessment as at December 31, 2010, management has concluded that the Company's internal control over financial reporting is effective.

The results of management's assessment were reviewed with the Audit Committee of the Company's Board of Directors. Ernst & Young LLP, the independent registered public accounting firm that audited the Company's Consolidated Financial Statements, independently assessed the effectiveness of the Company's internal control over financial reporting. Ernst & Young LLP's attestation is located in the Independent Auditors' Report on Internal Controls Under Standards of the Public Company Accounting Oversight Board (United States), which is an exhibit to the Company's Annual Report on Form 40-F.

Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of the Company's financial statements would be prevented or detected. Further, the evaluation of the effectiveness of internal control over financial reporting was made as of a specific date, and continued effectiveness in future periods is subject to the risks that controls may become inadequate.

No changes were made in the Company's internal control over financial reporting during the fiscal year ended December 31, 2010 that have materially affected or are reasonably likely to materially affect the Company's internal control over financial reporting.

Disclosure Controls and Procedures

At the end of the period covered by this MD&A, an evaluation was carried out under the supervision of, and with the participation of, the Company's management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operations of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective in ensuring that information required to be disclosed by the Company in reports that it files with or submits to the Canadian Securities

32 TALISMAN ENERGY ANNUAL REPORT

Administrators and the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods required.

Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. It should be noted that while the Company's Chief Executive Officer and Chief Financial Officer believe, with reasonable assurance, that the Company's disclosure controls and procedures are effective, they do not expect that the Company's disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Litigation

From time to time, Talisman is the subject of litigation arising out of the Company's operations. While Talisman assesses the merits of each lawsuit and defends itself accordingly, the Company may be required to incur significant expenses or devote significant resources to defend itself against such litigation. These claims are not expected to have a material impact on the Company's financial position.

In September 2006, the United States District Court for the Southern District of New York (the Court) granted Talisman's Motion for Summary Judgment, dismissing the lawsuit brought against Talisman by the Presbyterian Church of Sudan and others under the Alien Tort Claims Act. The lawsuit alleged that the Company conspired with, or aided and abetted, the Government of Sudan to commit violations of international law in connection with the Company's now disposed of interest in oil operations in Sudan. The plaintiffs have twice attempted to certify the lawsuit as a class action. In March 2005 and in September 2005, the Court rejected the plaintiffs' effort to certify two different classes (or groups) of plaintiffs. In October 2009, the Second Circuit Court of Appeals dismissed the plaintiffs' appeal of the Court's decision granting Talisman's Motion for Summary Judgment, denying class certification and refusing to consider the plaintiffs' proposed third amended complaint. On April 15, 2010 the plaintiffs requested the United States Supreme Court to permit an appeal by the plaintiffs of the Second Circuit Court of Appeals decision that dismissed their appeal. On October 4, 2010, the United States Supreme Court refused to grant the plaintiffs' appeal request. Accordingly, the action has now been resolved in the Company's favour.

Application of Critical Accounting Policies and Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect reported assets and liabilities, disclosures of contingencies and revenues and expenses. Management is also required to adopt accounting policies that require the use of significant estimates. Actual results could differ materially from those estimates. A summary of significant accounting policies adopted by Talisman can be found in note 1 to the Consolidated Financial Statements. In assisting the Company's Audit Committee to fulfil its financial statement oversight role, management regularly meets with the Committee to review the Company's significant accounting policies, estimates and any significant changes thereto, including those discussed below.

Management believes the most critical accounting policies, including judgments in their application, which may have an impact on the Company's financial results, relate to the accounting for property, plant and equipment (PP&E), asset retirement obligations (ARO) and goodwill. The rate at which the Company's assets are depreciated or otherwise written off and the asset retirement liability provided for, with the associated accretion expensed to the income statement, are subject to a number of judgments about future events, many of which are beyond management's control. Reserves recognition is central to much of an oil and gas company's accounting, as described below.

Reserves Recognition

Underpinning Talisman's oil and gas assets and goodwill are its oil and gas reserves. Detailed rules and industry practice, to which Talisman adheres, have been developed to provide uniform reserves recognition criteria. However, the process of

TALISMAN ENERGY ANNUAL REPORT 33

estimating oil and gas reserves is inherently judgmental. There are two principal sources of uncertainty: technical and commercial. Technical reserves estimates are made using available geological and reservoir data as well as production performance data. As new data becomes available, including actual reservoir performance, reserves estimates may change. Reserves can also be classified as proved or probable with decreasing levels of certainty as to the likelihood that the reserves will be ultimately produced.

Reserves recognition is also impacted by economic considerations. In order for reserves to be recognized, they must be reasonably certain of being produced under existing economic and operating conditions, which is viewed as being annual average commodity prices determined by the prices in effect on the first day of each month with a cost profile based on current operations (SEC requirements) or forecast prices and cost assumptions (NI 51-101 requirements). Any anticipated changes in conditions must have reasonable certainty of occurrence. In particular, in international operations, consideration includes the status of field development planning and gas sales contracts. As economic conditions change, primarily as a result of changes in commodity prices and, to a lesser extent, operating and capital costs, marginally profitable production, typically experienced in the later years of a field's life cycle, may be added to reserves or, conversely, may no longer qualify for reserves recognition.

The Company's reserves and revisions to those reserves, although not separately reported on the Company's balance sheet or income statement, impact the Company's reported net income through the DD&A of the Company's PP&E, asset and goodwill impairments and the provision for future ARO.

The Reserves Committee of Talisman's Board of Directors reviews the Company's reserves booking process and related public disclosures and the report of the internal qualified reserves evaluator (IQRE). The primary responsibilities of the Reserves Committee of the Board of Directors include, among other things, reviewing the Company's reserves booking process and recommending to the Board of Directors the Company's annual disclosure of reserves data and other oil and gas information contained in the Company's Annual Information Form. The IQRE reports the Company's annual reserves data to the Reserves Committee and delivers a regulatory certificate regarding proved and probable reserves and their related future net revenue.

Depreciation, Depletion and Amortization Expense (DD&A)

A significant portion of the Company's PP&E is amortized based on the unit of production method with the remaining assets being amortized equally over their expected useful lives. The unit of production method attempts to amortize the asset's cost over its proved oil and gas reserves base. Accordingly, revisions to reserves or changes to management's view as to the operational lifespan of an asset will impact the Company's future DD&A expense. Depletion rates are updated annually unless there is a material change in circumstances, in which case they would be updated more frequently. Material changes in year-end reserves are reflected in the fourth quarter depletion rate.

As outlined in the Company's Significant Accounting Policies and PP&E notes (notes 1(d), 1(e) and 8 to the Consolidated Financial Statements), $6.4 billion (2009 – $4.7 billion) of the Company's PP&E is held in non-depleted capital and is not currently subject to DD&A. The balance of non-depleted capital relates to the costs of individually material land purchases ($2.7 billion) which will either be transferred to the depletable base when proved or written off if unsuccessful, development projects which will be amortized when production commences ($1.6 billion), the costs of acquired unproved reserves ($1.1 billion) and incomplete drilling activities, including those wells under evaluation or awaiting infrastructure ($1.0 billion). Uncertainty exists regarding the recoverability of these costs. For example, if the evaluation of the acquired probable reserves or recently drilled exploration wells is determined to be unsuccessful, the associated capitalized costs would be expensed in the year such determination is made, except that, in the case of acquired probable reserves associated with producing fields, these costs would be amortized over the reserves base of the associated producing field. Accordingly, the rate at which these costs are written off depends on management's view of the likelihood of the existence of economically producible reserves.

34 TALISMAN ENERGY ANNUAL REPORT

Successful Efforts Accounting

Talisman uses the successful efforts method to account for its oil and gas exploration and development costs. Acquisition costs and development costs are capitalized and depleted using the unit of production method. Costs of drilling unsuccessful exploration wells (dry hole costs) and all other exploration costs, including geological and geophysical costs, are expensed.

The alternative method of accounting for oil and gas exploration and development costs is the full cost method. Under this method, costs of unsuccessful exploration wells as well as all other exploration costs are capitalized and added to the PP&E balance to be depleted on a unit of production basis in the future. In addition, future development costs are depleted over the total proved reserves.

The differences between the full cost and successful efforts methods of accounting make it difficult to compare net income between companies that use different methods of accounting.

Asset Impairments

The Company's oil and gas assets and goodwill are subject to impairment tests. An impairment charge is recorded in the year an asset is determined to be impaired under the successful efforts method. Any impairment charge is the difference between the carrying value of the asset and its fair value. The determination of fair value requires management to make assumptions regarding cash flows into the future that are subject to revisions due to changes in commodity prices, costs, recoverable reserves, production profiles and discount rates. Due to the complexity of assumptions within the cash flow models used in a property-by-property impairment test, a sensitivity analysis in respect of the impact of changes in assumptions on the Company's impairment assessment is not presented. Changes in any of the assumptions could result in an impairment of all or a portion of the carrying value of oil and gas assets and goodwill in future periods.

During the year, the Company recorded an impairment of oil and gas assets of $118 million (2009 – $70 million; 2008 – $4 million), which is included in other expenses on the Consolidated Statements of Income.

Goodwill Impairments

Goodwill represents the excess purchase price over the fair value of identifiable assets and liabilities acquired in business combinations. Goodwill is not amortized but is subject to impairment reviews in the fourth quarter of each year, or more frequently as economic events dictate. The impairment test requires that goodwill be allocated to reporting units which are determined by aggregating components having similar economic characteristics and/or are in similar geographic locations. These reporting units correspond with the segments described in note 24 to the Consolidated Financial Statements and have not changed during the year. No impairments to goodwill were recorded during the year.

Purchase Price Allocations

The costs of corporate and asset acquisitions are allocated to the acquired assets and liabilities based on their fair value at the time of acquisition. In many cases, the determination of fair value requires management to make certain assumptions and estimates regarding future events. Typically in determining fair value, management develops a number of possible future cash flow scenarios to which probabilities are judgmentally assigned. The acquired assets and liabilities may span multiple geographical segments and may be amortized at different rates, or not at all as in the case of goodwill or, initially, for acquired probable reserves. Accordingly, the allocation process impacts the Company's reported assets and liabilities and future net income due to the impact on future DD&A expense and impairment tests.

In 2010, Talisman entered into or completed the following transactions:

•
acquired 100% of the outstanding shares of Hess (Indonesia-Jambi Merang) Limited, a company with a 25% interest in the Jambi Merang PSC;

•
entered into an agreement to acquire a 49% interest in BP Exploration Company (Colombia) Limited. The transaction closed in January 2011;

TALISMAN ENERGY ANNUAL REPORT 35

•
completed the acquisition of 78,000 net acres of land in the Eagle Ford shale play. Talisman and Statoil have created a joint-venture across the Eagle Ford shale play, with Talisman as the initial operator; and

•
acquired a 35% working interest in the PL378 Grosbeak discovery and a 20% interest in the PL375 Beta discovery.

In 2009, Talisman completed the following transactions:

•
acquired all of the outstanding shares of Rift Oil plc, Horizon Oil (Kanau) Limited and Papua Petroleum Limited, companies having interests in exploration licences in Papua New Guinea, for $253 million in cash; and

•
acquired an operated interest in Block K9 in the Kurdistan region of northern Iraq for $29 million in cash, plus additional payments which are dependent upon the level of estimated reserves.

In 2008, Talisman completed the following transactions:

•
acquired all of the outstanding shares of RSX Energy Inc., a public company with natural gas assets located in the Outer Foothills and Peace River areas of northern Alberta, for cash consideration of $95 million and the assumption of $6 million of long-term debt; and

•
acquired a 40% working interest in Block K44 in the Kurdistan region of northern Iraq. The Company also entered into a seismic services agreement related to Block K39 for a period of two years. In 2010, Talisman agreed to enter into a PSC as operator of Block K39.

Asset Retirement Obligations (ARO)

Upon retirement of its oil and gas assets, the Company anticipates incurring substantial costs associated with abandonment and reclamation activities. At December 31, 2010, the discounted fair value of the Company's ARO liability was $2.3 billion (2009 – $2.1 billion) and is recorded as a liability on the Company's balance sheet. In determining the fair value of the Company's ARO liability, management developed a number of possible abandonment scenarios to which probabilities were assigned based on management's reasonable judgment. The total undiscounted abandonment obligations were estimated at $4.5 billion at December 31, 2010 (2009 – $4.5 billion), which is based on management's probability weighted estimate of costs and is in accordance with existing legislation and industry practice.

Estimates of the associated costs are subject to uncertainty associated with the method, timing and extent of future retirement activities. Accordingly, the annual expense associated with future abandonment and reclamation activities is impacted by changes in the estimates of the expected costs and reserves. Changes to these estimates in the past year resulted in an increase to the ARO liability of $146 million related primarily to changes in estimated field life in the UK. As an indication of possible future changes in the estimated liability, if all of the Company's abandonment obligations could be deferred by one year, the net present value of the liability would decrease by approximately $95 million.

Income Taxes

Talisman uses the liability method to account for income taxes. Under the liability method, future income taxes are based on the differences between assets and liabilities reported for financial accounting purposes from those reported for income tax. The determination of the income tax provision is an inherently complex process, requiring management to interpret continually changing regulations and to make certain judgments. Issues in dispute for audited years and audits for subsequent years are ongoing and in various stages of completion in the jurisdictions in which the Company operates around the world. As a consequence, the balance in unrecognized tax benefits can be expected to fluctuate from period to period. It is reasonably possible that such changes could be significant when compared with the Company's total unrecognized tax benefits. However, the amount of change cannot be quantified.

Future tax assets are recognized only to the extent that it is considered more likely than not that there will be suitable taxable profits from which the underlying temporary differences can be deducted. Based on expectations for the future and available tax-planning strategies, management expects remaining future tax assets will be realized as offsets to reversing future tax liabilities and as offsets to the tax consequences of future taxable income.

36 TALISMAN ENERGY ANNUAL REPORT

Foreign Exchange Accounting

Talisman's worldwide operations expose the Company to transactions denominated in a number of different currencies, which are required to be translated into one currency for financial statement reporting purposes. Talisman's foreign currency translation policy, as detailed in note 1(j) to the Consolidated Financial Statements, is designed to reflect the economic exposure of the Company's operations to the various currencies. The Company's functional currency is US$, a reflection of Talisman's overall exposure to US$ denominated transactions, assets and liabilities; oil prices are largely denominated in US$ as is much of the Company's corporate debt and international capital spending and operating costs.

The Company's self-sustaining operations in the UK (and, prior to January 1, 2010 in Canada and Norway) were translated from UK£, C$ and NOK respectively into US$ using the current rate method whereby assets and liabilities were translated at year-end exchange rates, while revenues and expenses were converted using average rates for the period. Gains and losses on translation to US$ relating to self-sustaining operations were deferred and included in a separate component of shareholders' equity described as accumulated other comprehensive loss. As a result of a reorganization of the Company's operations at the end of 2010, changes in the composition of revenue and costs and changes in intercompany loan arrangements, management has determined that the functional currency of the Company's UK, Canada and Norway operations is more closely linked to the US$. Accordingly, effective January 1, 2010 for Canada and Norway and January 1, 2011 for the UK, these operations have been accounted for as US$ functional currency entities. As a result, foreign currency translation adjustments remain in accumulated other comprehensive loss until Talisman reduces its net investment in those subsidiaries. Following the change in the functional currency of the UK operations, the debt denominated in UK£ will no longer be designated as a hedge of Talisman's net investment in the UK and, accordingly, future foreign exchange gains and losses will be recorded in the Consolidated Statement of Income.

Production Sharing Contract (PSC) Arrangements

A significant portion of the Company's operations outside North America, the UK and Scandinavia are governed by PSCs. Under PSCs, Talisman, along with other working interest holders, typically bears all risk and costs for exploration, development and production. In return, if exploration is successful, Talisman recovers the sum of its investment and operating costs (cost oil) from a percentage of the production and sale of the associated hydrocarbons. Talisman is also entitled to receive a share of the production in excess of cost oil (profit oil). The sharing of profit oil varies between the working interest holders and the government from contract to contract. The cost oil, together with the Company's share of profit oil, represents Talisman's hydrocarbon entitlement (working interest less royalties). Talisman records gross production, sales and reserves based on its working interest ownership. The difference between the Company's working interest ownership and its entitlement is accounted for as a royalty expense. In addition, certain of the Company's contractual arrangements in foreign jurisdictions stipulate that income tax payments are to be withheld from the Company and paid to the government out of the respective national oil company's entitlement share of production. The Company includes such amounts in income tax expense at the statutory tax rate in effect at the time of production.

The amount of cost oil required to recover Talisman's investment and costs in a PSC is dependent on commodity prices and, consequently, Talisman's share of profit oil is also impacted. Accordingly, the amount of royalty paid by Talisman over the term of a PSC and the corresponding net after royalty oil and gas reserves booked by the Company are dependent on the amount of initial investment and past costs yet to be recovered and anticipated future costs, commodity prices and production. As a result, when year-end prices increase, the amount of net reserves after royalty the Company books may decrease and vice versa.

Risk Management

The Company enters into derivative financial instruments in order to manage risks associated with fluctuations in commodity prices, interest rates and foreign currency exchange rates. As detailed in Talisman's financial instruments accounting policy described in note 1(l) to the Consolidated Financial Statements, derivative instruments are recorded at fair value on the Consolidated Balance Sheets, with unrealized changes in fair value recorded in income or other comprehensive loss. Realized gains or losses on financial instruments are recognized as hedging gains or losses or held-for-trading gains or losses in net income. Fair values are determined based on third party market information and are subject to a degree of uncertainty.

TALISMAN ENERGY ANNUAL REPORT 37

Estimates of fair value are subject to change with fluctuations in commodity prices, interest rates, foreign currency exchange rates and estimates of non-performance risk. Cash settlement of derivative financial instruments may vary from fair value estimates, depending on the underlying market prices at the date of settlement.

Changes in Reporting Conventions

Change in reporting currency

Effective January 1, 2011, the Company changed its reporting currency from C$ to US$. This change to US$ reporting follows the strategic changes of recent years and recognizes the fact that a significant proportion of the Company's activities and transactions are conducted in US$.

Change in reporting segments

Effective January 1, 2011, the composition of the Company's segments changed such that the activities in the UK and Scandinavia will be reported as a single 'North Sea' segment. Prior periods will be restated accordingly in the first interim filing subsequent to the change. This change reflects the fact that, from 2011, the UK and Scandinavia business each operate a mature set of cash-generating assets that share similar economic characteristics.

New US Accounting Pronouncements

Extractive Activities – Oil and Gas

In 2010, the FASB issued Extractive Activities – Oil and Gas, to align the reserve calculation and disclosure requirements with the requirements in the SEC Rule, Modernization of Oil and Gas Reporting Requirements. Effective December 31, 2009, but carried back to October 1, 2009, Talisman adopted this standard prospectively whereby yearly average commodity prices were used for purposes of calculating reserves. Previously, reserves had been calculated by reference to year-end commodity prices. Since 2009 yearly average commodity prices were higher than 2008 year-end prices, Talisman recorded an upward price revision of 77.1 mmboe to its reserves in the fourth quarter of 2009 and revised its DD&A rates accordingly.

The new standard permits companies to disclose information on probable and possible reserves. The new rules require companies to report their oil and gas reserves based on annual average prices determined by the prices in effect on the first day of each month, rather than year-end prices. In addition, the new standard adds, subject to certain exemptions, a 15% test to use as a minimum guideline for reporting "significant" reserves by geographic area, subject to various exemptions.

Fair Value Measurement

In 2010, the FASB issued an amendment to Fair Value Measurement and Disclosure. The new standard requires entities to disclose separately significant transfers in and out of level 1 and level 2 fair value measurements. Additionally, entities are required to present separately information about purchases, sales, issuances and settlements of level 3 fair value measurements. This amendment was adopted for Talisman's 2010 reporting and did not have a material impact on the Company's results or financial position.

New Regulatory Developments

Dodd-Frank Act

In 2010, the US Dodd-Frank Wall Street Reform and Consumer Protection Act ('the Dodd Frank Act') was signed into law. The Dodd Frank Act provides for numerous new substantive requirements in areas such as the disclosure of payments made to foreign governments, new rules regarding the use of credit ratings and corporate governance and executive compensation reforms, among others, some of which apply to Talisman as a foreign private issuer. Talisman will continue to assess the Act's impact to the Company as the accompanying SEC rules relating to the Act are published or come into force.

With respect to the disclosure of payments to governments, the Act requires resource extraction issuers to disclose payments made to the US federal government or a foreign government (including a department, agent or instrumentality of a foreign

38 TALISMAN ENERGY ANNUAL REPORT

government or a company owned by a foreign government) in their annual reports. A payment would be an amount that is not de minimus and that is paid to further the commercial development of oil, natural gas or minerals, including taxes, royalties, fees (including licence fees), bonuses, production entitlements or any other material benefits the SEC determines is part of commonly recognized revenue streams for resource extraction. The Dodd Frank Act requires disclosure of the type and total amount of such payments made for each project and to each government. The SEC's final rule is expected to be issued in 2011, effective for 2012 year-end reporting.

NI 51-101 Exemption Orders

In December 2010, Talisman obtained a NI 51-101 exemption order permitting it to continue to rely on internally-generated reserves data ("IQRE Exemption"); and a NI 51-101 exemption order relating to various oil and gas disclosures ("Disclosure Exemption"). These exemption orders replace the NI 51-101 exemption order that was previously issued to Talisman in 2008.

The IQRE Exemption permits Talisman to continue to disclose internally-generated reserves data which have been prepared by an internal qualified reserves evaluator, as opposed to an independent qualified reserves evaluator.

The Disclosure Exemption permits Talisman to continue to provide oil and gas disclosures prepared in accordance with SEC requirements (US disclosure) in its annual documents and other continuous and public disclosure documents provided that Talisman also provides the required annual oil and gas disclosures in accordance with NI 51-101 and Talisman discloses the material differences between the NI 51-101 disclosure and US disclosure. The Disclosure Exemption also provides some transitional relief as well as requirements with respect to the disclosure of finding and development costs.

International Financial Reporting Standards (IFRS)

In 2008, the Canadian Accounting Standards Board (AcSB) confirmed that IFRS will be required for interim and annual reporting by publicly accountable enterprises effective for January 1, 2011, including 2010 comparative information. The Company established a dedicated IFRS project team to address the conversion to IFRS that reports regularly to a steering committee, senior management and the Audit Committee. The project team is now in the final stages of concluding the conversion project.

The adoption of IFRS does not impact the underlying economics of Talisman's operations or its cash flows. The most significant impacts will be from the application of new accounting policies that will reset the Company's balance sheet, and financial statement presentational changes. Management is currently finalizing the adjustments required to the Company's previously reported Canadian GAAP results of operations, cash flows and financial position to adopt IFRS.

Based on work performed to date, management anticipates resetting the Company's previously reported December 31, 2009 balance sheet for changes in the carrying value of PP&E, current and long-term liabilities and retained earnings.

As a result of the changes in accounting policies with the adoption of IFRS, management anticipates adjusting the Company's previously reported quarterly net income due principally to lower DD&A and accretion expense, unrealized foreign exchange gains and losses, deferred income taxes (referred to as future income taxes under Canadian GAAP), a change in the accounting for stock-based compensation and the timing of the recognition of gains and losses on the disposal of assets. The Company does not anticipate a change to the previously reported cash flows as a result of adopting IFRS except for a reclassification of exploration expense from an investing activity to an operating activity and a reclassification of financing charges from an operating to a financing activity.

Assets held for sale, previously reported as discontinued operations under Canadian GAAP, will no longer be classified as such under IFRS, which results in additional reclassifications on the financial statements between continuing and discontinued operations.

These adjustments are impacted by a number of exemptions permitted upon first time adoption as well as management's choice of policies and assumptions, which are more fully described below.

TALISMAN ENERGY ANNUAL REPORT 39

IFRS1 Exemptions

The general principle that should be applied on first-time adoption of IFRS is that standards in force at the first reporting date should be applied retrospectively. However, IFRS 1 First-time Adoption of International Financial Reporting Standards contains a number of exemptions which companies are permitted to apply. The Company has elected to apply the following exemptions:

•
to measure certain properties at fair values and use those fair values as deemed cost;

•
to apply a modified approach described in IFRS 1 to calculating the retrospective cost component of PP&E relating to the Company's ARO;

•
to not restate past business combinations that occurred before January 1, 2010;

•
to not apply IFRS 2 Share-based Payments to awards that vested prior to January 1, 2010;

•
to recognize cumulative unrecognized actuarial gains and losses on employee future benefits in opening retained earnings as at January 1, 2010; and

•
to prospectively apply the Borrowing Costs standard from January 1, 2010, including the derecognition of capitalized borrowing costs recorded under Canadian GAAP at January 1, 2010.

In addition, the Company has determined not to reset its cumulative translation adjustment to nil.

During the fourth quarter of 2010, the Company:

•
modified the accounting for stock options from the liability method (cash-settled awards) to the equity method (equity-settled awards) for Canadian based employees. This accounting change was a result of tax legislation changes to stock options announced by the Federal Government in March 2010 which made it highly tax inefficient for employees to settle for cash rather than shares. The Company communicated its intended policy on this matter to employees subsequent to the Federal Government announcement and the change in accounting was deemed to be effective July 1, 2010. As a result of this change, the fair value of the stock option liability at July 1, 2010 is transferred to shareholders' equity and the unamortized value of the stock options not vested is expensed over the remaining vesting period. No further fair value revaluations are applied to options outstanding and new grants under the existing plan are also treated as equity settled instruments and recorded as part of shareholders' equity;

•
derecognized capitalized borrowing costs recorded under previous Canadian GAAP at January 1, 2010 as part of applying the IFRS 1 exemption to prospectively apply the Borrowing Costs standard from January 1, 2010; and

•
incorporated necessary actions into the project plan to consider the impact of moving to US$ reporting effective January 1, 2011.

Estimated Impact on Reported Financial Position

The following information summarizes adjustments required to reset the opening balance sheet at January 1, 2010 on adoption of IFRS:

(billions of C$)	Canadian GAAP	IFRS Adjustments	IFRS

Current assets	3.2	–	3.2

Long-term assets	20.4	(2.6) to (2.8)	17.6 to 17.8

Total assets	23.6	(2.6) to (2.8)	20.8 to 21.0

Current liabilities	2.6	0.2 to 0.3	2.8 to 2.9

Long-term liabilities	9.9	(1.0) to (1.2)	8.7 to 8.9

Equity	11.1	(1.7) to (1.9)	9.2 to 9.4

Total liabilities & equity	23.6	(2.6) to (2.8)	20.8 to 21.0

40 TALISMAN ENERGY ANNUAL REPORT

Retained earnings are expected to decrease by approximately $1.8 billion as a result of the net after tax impact of adjustments to the opening balance sheet described below. These comprise approximately $1.2 billion for the deemed fair value election of which a significant portion related to assets sold during 2010, and approximately $0.6 billion relating to stock-based compensation, employee future benefits, deferred taxes and derecognition of capitalized borrowing costs.

The carrying value of the Company's PP&E at the time of adoption is expected to decrease by approximately $2.7 billion as a result of electing to measure certain of the Company's properties at fair value and where permitted deeming these fair values as cost (decrease of approximately $2.0 billion), changes to the cost component of PP&E relating to the Company's ARO (decrease of approximately $0.2 billion), derecognizing capitalized borrowing costs recorded under Canadian GAAP (decrease of approximately $0.2 billion), as well as removing the tax adjustment from PP&E previously recorded for historical asset acquisitions under Canadian GAAP, which is not permitted under IFRS (decrease of approximately $0.3 billion).

Current liabilities at the time of adoption are expected to increase by approximately $0.2 billion due to the IFRS requirement to measure cash-settled share-based payments at fair values rather than the intrinsic method permitted under Canadian GAAP which, in effect, accelerates the timing of the expense recognition under IFRS. Effective July 1, 2010, stock options will be accounted for using the equity method, which will result in a decrease in current liabilities of $0.4 billion, and a corresponding increase in equity.

Long-term liabilities are expected to decrease by approximately $1.1 billion largely as a result of the deferred tax effect of other IFRS adjustments, deferred income tax adjustments required for historical asset acquisitions and changes in accounting methodology for deferred tax and Petroleum Revenue Tax.

In estimating the adjustment to PP&E as a result of electing to measure certain of the Company's properties at fair value and where permitted deeming these fair values as cost, management has estimated fair value based on market information which consisted of offers to purchase the asset or comparable assets, independent market surveys and values derived from exchange quoted prices. Where reliable market information was not available, management relied upon internally generated discounted cash flows using a long term view of commodity prices.

Estimated Impact on Reported Financial Results

The resetting of the Company's balance sheet under IFRS which primarily impacted PP&E and the liabilities for ARO, stock based compensation and deferred income tax, in conjunction with other changes in accounting policies under IFRS is expected to increase the Company's previously reported net income for the nine months ended September 30, 2010 by approximately $0.5 billion. The changes in accounting policies under IFRS are expected to decrease DD&A, accretion, and other expense ($0.3 billion) and will also impact such items as unrealized foreign exchange gains and losses and reported stock-based compensation ($0.1 billion), and the timing of when gains and losses are recognized on disposed assets ($0.2 billion), offset by deferred income tax recovery ($0.1 billion).

The areas impacted by IFRS discussed above should not be regarded as a comprehensive list of changes that will result from the transition to IFRS. The Company continues to work with advisors and monitor the development of standards to understand the practical application of the IFRS principles which will affect the quantification of IFRS retrospective adjustments as at January 1, 2010 and the subsequent IFRS Consolidated Financial Statements.

IFRS Changeover Process

•
Control Environment – The Company is currently evaluating design over IFRS financial reporting which is expected to be completed by the first quarter of 2011, with evaluation of operating effectiveness to be conducted during 2011;

•
Training and Communication – The Company is focusing on final training sessions to support the successful transition of IFRS into routine business processes;

•
IT Systems – Work is on schedule to deliver live IFRS systems in early March 2011;

•
Business Activities – The project will successfully provide IFRS financial reporting results with the changes to the Company's functional and presentational currency embedded.

TALISMAN ENERGY ANNUAL REPORT 41

Risk Factors

Talisman is exposed to a number of risks inherent in exploring for, developing and producing crude oil and natural gas. This section describes the risks and other matters that would be most likely to influence an investor's decision to purchase securities of Talisman.

Volatility of Oil and Natural Gas Prices

Talisman's financial performance is highly sensitive to prevailing prices of crude oil and natural gas. Fluctuations in crude oil or natural gas prices could have a material adverse effect on the Company's operations and financial condition, the value of its oil and natural gas reserves and its level of spending for oil and gas exploration and development. Prices for crude oil and natural gas fluctuate in response to changes in the supply of and demand for crude oil and natural gas, market uncertainty and a variety of additional factors that are largely beyond the Company's control. Oil prices are determined by international supply and demand. Factors which affect crude oil prices include the actions of the Organization of Petroleum Exporting Countries ("OPEC"), world economic conditions, government regulation, political stability throughout the world, the availability of alternative fuel sources and weather conditions. Most natural gas prices realized by Talisman are affected primarily by North American supply and demand, weather conditions and by prices of alternative sources of energy. The development of oil and natural gas discoveries in offshore areas and the development of shale gas plays are particularly dependent on the outlook for oil and natural gas prices because of the large amount of capital expenditure required for development prior to commencing production.

A substantial and extended decline in the prices of crude oil or natural gas could result in delay or cancellation of drilling, development or construction programs, or curtailment in production or result in unutilized long-term transportation commitments, all of which could have a material adverse impact on the Company. The amount of cost oil required to recover Talisman's investment and costs in various PSCs is dependent on commodity prices, with higher commodity prices resulting in a lower amount of net after royalty oil and gas reserves booked by the Company.

Exchange Rate Fluctuations

Talisman's Consolidated Financial Statements are presented in C$. Results of operations are affected primarily by the exchange rates between the C$, the US$, UK£ and NOK. These exchange rates may vary substantially. Most of the Company's revenue is received in or is referenced to US$ denominated prices, while Talisman's expenditures are denominated in C$, US$, UK£ and NOK. A change in the relative value of the C$ against the US$ or the UK£ would also result in an increase or decrease in Talisman's US$ or UK£ denominated debt, as expressed in C$ and the related interest expense. Talisman is also exposed to fluctuations in other foreign currencies. Effective from the first quarter of 2011, the Company will be reporting its financial results in US$.

Reputational Impact of an Environmental, Safety or Security Incident

Oil and gas drilling and producing operations are subject to many risks, including incidents which could result in environmental damage, regulatory investigations, penalties and liabilities to third parties, personal injury, loss of life and damage or destruction of properties. An environmental, safety or security incident could impact Talisman's reputation in such a way that it could have a material adverse effect on the Company's business.

The Company's operations may be adversely affected by security incidents which are not within the control of Talisman, including, among other things, killings, kidnappings, extortion, lawlessness, gang or criminal activity, landmines, unexploded ordnance and conflict zones.

Egress and Gas Buyers

As rapidly increasing volumes of natural gas are brought onstream by Talisman and others, transportation infrastructure capacity may at times be exceeded before capacity additions become available. In such event, there is a risk that some production may be affected waiting on pipeline connection or infrastructure additions. A result could be reduced production

42 TALISMAN ENERGY ANNUAL REPORT

and/or materially lower prices on some portion of production, which in turn could adversely affect the Company's operating results.

Regulatory Delays, Including Delays in Shale Gas Drilling

Talisman's operations are governed by many levels of government, including municipal, state, provincial and federal governments, in numerous countries. The Company is subject to laws and regulations regarding health and safety, environmental matters, lease interests, taxes and royalties, among others. Failure to comply with the applicable laws can result in significant increases in costs, penalties and even losses of operating licences. If regulatory approvals or permits are delayed or not obtained, there can also be delays or abandonment of projects, decreases in production and increases in costs, and the Company may not be able to fully execute its strategy, which may adversely impact its financial condition.

In addition, the Company may be subject to revisions of laws and regulations applicable to its operations. For example, in New York, continued delays are forecast to be caused by the New York state's updating of its Generic Environmental Impact Statement on the Oil, Gas and Solution Mining Regulatory Program. In Pennsylvania, delays could also be experienced as Pennsylvania continues to update the Pennsylvania Oil & Gas Act and other state laws. Federal or provincial legislation regarding shale gas development is also being considered which could impact the development schedule or costs of development.

Access to Credit and Letters of Credit

The Company relies on access to letters of credit in the normal course of business in order to support some of its operations. There can be no assurance that the Company will be able to obtain the necessary letters of credit. While the Company may have access to various financing options, including draws on existing facilities and the issuance of debt or equity, the terms of such financing options may not be acceptable to the Company.

Uncertainty of Reserves Estimates

The process of estimating oil and gas reserves is complex and involves a significant number of assumptions in evaluating available geological, geophysical, engineering and economic data; therefore, reserves estimates are inherently uncertain. Talisman prepares all of its reserves information internally. The Company may adjust estimates of proved reserves based on production history, results of exploration and development drilling, prevailing oil and gas prices and other factors, many of which are beyond the Company's control. In addition, there are numerous uncertainties in forecasting the amounts and timing of future production, costs, expenses and the results of exploration and development projects. All estimates are, to some degree, uncertain and classifications of reserves are only attempts to define the degree of uncertainty involved. For these reasons, estimates of the economically recoverable oil and natural gas reserves attributable to any particular group of properties, the classification of such reserves based on risk of recovery and the standardized measure of discounted future net cash flows prepared by different engineers or by the same engineers at different times, may vary substantially. Talisman's actual production, taxes and development and operating expenditures with respect to its reserves will likely vary from such estimates and such variances could be material.

Estimates with respect to reserves that may be developed and produced in the future are often based upon volumetric calculations and upon analogy to similar types of reservoirs, rather than upon actual production history. Estimates based on these methods generally are less reliable than those based on actual production history. Subsequent evaluation of the same reserves based upon production history will result in variations, which may be material, in the estimated reserves.

Litigation

From time to time, Talisman is the subject of litigation arising out of the Company's operations. Specific disclosure of current legal proceedings, and the risks associated with current proceedings and litigation generally, are disclosed under the heading "Litigation" in this Management's Discussion & Analysis.

TALISMAN ENERGY ANNUAL REPORT 43

Major Accident

Oil and gas drilling and producing operations are subject to many risks, including the possibility of fire, explosions, mechanical failure, pipe or cement failure, casing collapse, pressure or irregularities in formations, chemical spills, accidental flows of oil, natural gas or well fluids, sour gas releases, contamination of oil and gas, storms or other adverse weather conditions and other occurrences or incidents, which could result in personal injury, human health risks and loss of life, damage or destruction of properties, environmental damage, cost of remedying such conditions or incidents, regulatory investigations and penalties and liability to third parties.

The Company's insurance program, which may not provide coverage in all circumstances, contemplates both first and third party exposures for all of the Company's on and offshore operations globally. Coverage is intended to respond to sudden and accidental pollution arising from the risks identified above. Coverage amounts can be as high as US$1 billion for losses arising from third parties and significantly higher for the Company's own assets and business losses. The Company annually benchmarks its coverage against its peers independently and with the assistance of third party firms.

Fiscal Stability

Governments may amend or create new legislation, which could result in increased capital, operating and compliance costs. For example, the Alberta government's new royalty framework became effective in January 2009. Under current commodity prices, the impact on royalty burdens is limited to the loss of some royalty holidays that were not fully exhausted under the previous regime. If commodity prices increase, the royalty rates will increase significantly.

Socio-Political Risks

The Company's operations may be adversely affected by political or economic developments or social instability, which are not within the control of Talisman, including, among other things, a change in crude oil or natural gas pricing policy, the risks of war, terrorism, abduction, expropriation, nationalization, renegotiation or nullification of existing concessions and contracts, taxation policies, economic sanctions, the imposition of specific drilling obligations, the development and abandonment of fields, fluctuating exchange rates and currency controls. As a result of activities in these areas and a continuing evolution of an international framework for corporate responsibility and accountability for international crimes, the Company could also be exposed to potential claims for alleged breaches of international law. Various countries in which the Company is active, including the Kurdistan region of northern Iraq, Indonesia, Algeria, Colombia, Papua New Guinea and Peru, have been subject to recent economic or political instability and social unrest, military or rebel hostilities.

Stakeholder Opposition

Talisman's planned activities may be adversely affected if there is strong community opposition with respect to its operations. In some circumstances, this risk may be increased in areas occupied by indigenous communities that are not accustomed to developments of this nature. In addition, Talisman regularly evaluates opportunities worldwide, and may in the future engage in projects or acquire properties in other nations that are experiencing economic or political instability and social unrest or military hostilities or are subject to United Nations or US sanctions. Some of the foregoing government actions may lead to political or reputational pressures on the Company from non-governmental organizations, home governments and investors.

Ability to Find, Develop or Acquire Additional Reserves

The Company's future success depends largely on its ability to find, develop or acquire additional oil and gas reserves that are economically recoverable. Hydrocarbons are a limited resource which is subject to increasing competition from other companies, including national oil companies. Exploration and development drilling may not result in commercially productive reserves. Once production begins, reservoir performance may be less than projected. Successful acquisitions require an assessment of a number of factors, many of which are uncertain. These factors include recoverable reserves, exploration potential, future oil and gas prices, operating costs and potential environmental and other liabilities. Such assessments are inexact and their accuracy is inherently uncertain. If a high impact prospect identified by the Company fails to materialize in a given year, the Company's multi-year international exploration portfolio may be compromised.

44 TALISMAN ENERGY ANNUAL REPORT

Industry Cost Inflation

The industry costs to find and develop reserves have generally risen over time. An upward swing in industry activity could increase key input demand and prices, at least in the short run, and possibly delay sourcing of key labour, materials or facilities construction. Rising industry costs broadly correspond with higher oil and gas prices, but in a competitive market among competing fuels, it is possible that not all costs may be recovered through higher prices. Although the Company strives for continuous improvement in its planning and procurement, material or unexpected changes can affect the Company's financial performance.

Bribery

Talisman's operations are governed by many levels of government, including municipal, state, provincial and federal governments, in numerous countries and the possibility exists that Talisman could be subject to bribery allegations. Talisman requires all employees to participate in ethics awareness training, which includes Talisman's policies against giving or accepting money or gifts in certain circumstances. However, if Talisman is found not to have taken effective steps to address allegations or findings of bribery or corruption in its business, this may impair Talisman's ability to participate in business with governments or non-governmental organizations. This may result in formal exclusions from such business, which may have a material adverse effect on the Company's business.

Shale Gas Transition

The Company's strategy includes continuing its portfolio transition from conventional to shale gas with the development of its North America shale business. The portfolio transition could result in: heightened safety risks to personnel; loss of workforce productivity; loss of knowledge transfer from departing employees; and insufficient staffing levels to meet business requirements.

The success of Talisman's portfolio transition is dependent upon its management and the quality of its personnel. Failure to retain current employees or to attract and retain new employees with the necessary skills could have a materially adverse effect on Talisman's growth and profitability.

Counterparty Credit Risk

In the normal course of business, Talisman enters into contractual relationships with counterparties in the energy industry and other industries, including counterparties to interest rate hedging, foreign exchange hedging and commodity derivative arrangements. If such counterparties do not fulfil their contractual obligations to the Company, it may suffer losses, may have to proceed on a sole risk basis, may have to forgo opportunities or may have to relinquish leases or blocks. While the Company maintains a risk management system that limits exposures to any one counterparty to what management deems to be reasonable, losses due to counterparties failing to fulfil their contractual obligations may impact Talisman's financial condition.

Project Timing and Budget

Talisman manages a variety of projects, including exploration and development projects and the construction or expansion of facilities and pipelines. Project delays may impact expected revenues and project cost overruns could make projects uneconomic. Talisman's ability to complete projects depends upon numerous factors beyond the Company's control. These factors include the availability of processing capacity, the availability and proximity of pipeline capacity, the availability of drilling and other equipment, the ability to access lands, weather, unexpected cost increases, accidents, the availability of skilled labour, including engineering and project planning personnel, the need for government approvals and permits, and regulatory matters. Talisman utilizes materials and services which are subject to general industry wide conditions. Cost escalation for materials and services may be unrelated to commodity prices changes and may continue to have a significant impact on project planning and economics.

Information System Risk

Talisman depends on a variety of information systems to operate effectively. A failure of any one of the information systems or a failure among the systems could result in operational difficulties, damage or loss of data, productivity losses or result in unauthorized knowledge and use of information.

TALISMAN ENERGY ANNUAL REPORT 45

Environmental Risks

Environmental risks could include regulatory and reputational matters. All phases of the oil and natural gas business are subject to environmental regulation pursuant to a variety of laws and regulations in the countries in which Talisman does business. These regulatory regimes are laws of general application that apply to the Company's business in the same manner as they apply to other companies or enterprises in the energy industry. Compliance with environmental legislation can require significant expenditures and failure to comply with environmental legislation may result in the imposition of fines and penalties and liability for cleanup costs and damages. Regulatory delays, legal proceedings and reputational impacts from an environmental incident could result in a material adverse effect on the Company's business.

Environmental Trends and Uncertainties

Talisman's business is subject to the trend toward increased rigor of regulatory compliance and civil liability for environmental matters in certain regions (e.g. Quebec, US, EU). Although Talisman currently believes that the costs of complying with environmental legislation and dealing with environmental civil liabilities will not have a material adverse effect on the Company's financial condition or results of operations, there can be no assurance that such costs in the future will not have such an effect. See also the 'Hydraulic Fracturing' and 'Greenhouse Gas Emissions' risk factors.

Hydraulic Fracturing

Hydraulic fracturing involves the injection of water, sand and small amounts of additives under pressure into rock formations to stimulate hydrocarbon (natural gas and oil) production. The use of hydraulic fracturing is necessary to produce commercial quantities of natural gas and oil from many reservoirs. The US Environmental Protection Agency has commenced a study of the potential environmental impacts of hydraulic fracturing, including the impacts on drinking water sources and public health. In addition, some states have and others are considering adopting regulations that could restrict hydraulic fracturing in certain circumstances. Any new laws, regulation or permitting requirements regarding hydraulic fracturing could lead to operational delay or increased operating costs or third party or governmental claims, and could increase the Company's costs of compliance and doing business as well as delay the development of shale gas resources from shale formations which are not commercial without the use of hydraulic fracturing. Restrictions on hydraulic fracturing could also reduce the amount of oil and natural gas that the Company is ultimately able to produce from its reserves.

Greenhouse Gas Emissions

Talisman is subject to various greenhouse gas ("GHG") emissions-related legislation. Current GHG emissions legislation does not result in material compliance costs but compliance costs may increase in the future and may impact the Company's operations and financial results. Talisman operates in jurisdictions with existing GHG legislation (e.g. UK, Norway, Alberta and BC) as well as in the regions which currently do not have GHG emissions legislation and jurisdictions where GHG emissions legislation is emerging or is subject to change (e.g. US). Talisman monitors GHG legislative developments in all areas that the Company operates. If the Company becomes subject to additional GHG legislation, there can be no assurances that the compliance costs will be immaterial.

In the UK, Phase II of the European Union Emissions Trading Scheme ("EU ETS") began in 2008 and will run until the end of 2012. The EU ETS requires that member states set emissions limits for installations in their country covered by the scheme and assigns such installations an emissions cap. Installations may meet their cap by reducing emissions or by buying allowances from other participants. Phase II impacts to the Company are minimal. Phase III of the EU ETS will potentially have a material impact on Talisman's business in the UK. The proposed Phase III legislation, which is to begin in 2013 and run until 2020, will significantly reduce emission caps. In addition, free allowances for electrical power generation will no longer be issued. Approximately 50% of total Talisman UK emissions are associated with electrical power generation. Compliance costs associated with Phase III of the EU ETS may have a material impact on Talisman's business in the UK.

The Norwegian national GHG emissions trading system is linked to the EU ETS. Talisman is required to purchase emissions credits corresponding to its total annual CO2 emissions, and to pay the CO2 emissions tax. Starting January 2011, the Company will also be required to purchase emissions credits for mobile rigs in addition to payment for the mobile rig CO2 emissions tax that began in 2010. Phase II ends in 2012 and compliance costs are not expected to be material to Talisman because the

46 TALISMAN ENERGY ANNUAL REPORT

Norwegian government will adjust the CO2 emissions tax so that total costs of the CO2 emissions tax and emissions credit purchases are similar to the pre-2008 costs that were not material to Talisman. The proposed Phase III legislation, which is to begin in 2013 and run until 2020, will further reduce emissions caps for our Norwegian operation, but the Company does not anticipate that the costs of compliance will be material considering our current compliance requirements.

Environmental Liabilities and ARO

Talisman expects to incur site restoration costs over a prolonged period as existing fields are depleted. The Company provides for ARO in its annual Consolidated Financial Statements in accordance with Canadian GAAP. Additional information regarding asset retirement obligations is set forth in the notes to the annual Consolidated Financial Statements. There can be no assurances that the cost estimates and asset retirement obligations are materially correct and that the liabilities will occur when predicted.

Advisories

Forward-Looking Statements

This MD&A contains information that constitutes "forward-looking information" or "forward-looking statements" (collectively "forward-looking information") within the meaning of applicable securities legislation. Forward-looking information is included throughout this MD&A, including, among other places, under the headings 'Outlook for 2010' and 'Risk Factors'. This forward-looking information includes, but is not limited to, statements regarding:

•
expected outcomes and events of the elements of the business strategy;

•
planned 2011 capital program and sources of funding;

•
stock-based compensation expense or recovery in future periods;

•
the effects of the hedging program;

•
the estimated impact on Talisman's financial performance from changes in production volume, commodity prices and exchange rates;

•
expected future payment commitments and receipts;

•
the expectation of having sufficient production to meet all delivery requirements;

•
expected production during 2011;

•
planned development and shale development pilots and projects;

•
planned drilling in the Pennsylvania Marcellus and Montney shale plays;

•
timing of first production from UK projects;

•
planned UK drilling;

•
planned upgrade of Claymore compressors;

•
commencement of UK development planning;

•
planned Scandinavia first oil production, drilling and development programs;

•
planned prospective resource additions and finding cost estimates;

•
planned Southeast Asia drilling and development;

•
expected timing of first production at Jambi Merang;

•
planned wells in Colombia, Peru, the Kurdistan region of northern Iraq, Norway, Malaysia and Indonesia;

•
planned drilling in Papua New Guinea;

TALISMAN ENERGY ANNUAL REPORT 47

•
planned reprocessing of seismic over the Sabah exploration blocks and in the Nam Con Son basin;

•
asset impairment charges;

•
anticipated costs associated with abandonment and reclamation activities;

•
expected impact of new accounting pronouncements;

•
other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance. Statements concerning oil and gas reserves contained in this MD&A may be deemed to be forward-looking information as they involve the implied assessment that the resources described can be profitably produced in the future.

The following material assumptions were used in drawing the conclusions or making the forecasts and projections included in the forward-looking information contained in this MD&A. Talisman has set its 2011 capital expenditure plans assuming: (1) Talisman's production in 2011 will be approximately 5-10% greater than 2010, excluding the BP Colombia acquisition; (2) a WTI oil price of approximately US$75/bbl, and (3) a NYMEX natural gas price of approximately US$4/mmbtu. Information regarding business plans generally assumes that the extraction of crude oil, natural gas and natural gas liquids remains economic. Closing of any transactions will be subject to receipt of all necessary regulatory approvals and completion of definitive agreements.

Undue reliance should not be placed on forward-looking information. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and, in some instances, to differ materially from those anticipated by Talisman and described in the forward-looking information contained in this MD&A. The material risk factors include, but are not limited to:

•
the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas, market prices and demand and unpredictable facilities outages;

•
risks and uncertainties involving geology of oil and gas deposits;

•
uncertainty related to securing sufficient egress and markets to meet shale gas production;

•
the uncertainty of reserves and resource estimates, reserves life and underlying reservoir risk;

•
the uncertainty of estimates and projections relating to production, costs and expenses;

•
the impact of the economy on the ability of the counterparties to the Company's commodity price derivative contracts to meet their obligations under the contracts;

•
potential delays or changes in plans with respect to exploration or development projects or capital expenditures;

•
fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;

•
the outcome and effects of any future acquisitions and dispositions;

•
health, safety and environmental risks, including risks related to the possibility of a major accident;

•
uncertainties as to the availability and cost of financing and changes in capital markets;

•
risks in conducting foreign operations (for example, political and fiscal instability or the possibility of civil unrest or military action);

•
changes in general economic and business conditions;

•
the possibility that government policies or laws may change or governmental approvals may be delayed or withheld including with respect to shale gas drilling; and

•
results of the Company's risk mitigation strategies, including insurance and hedging activities.

48 TALISMAN ENERGY ANNUAL REPORT

The foregoing list of risk factors is not exhaustive. Additional information on these and other factors which could affect the Company's operations or financial results are included in the Company's most recent Annual Information Form. In addition, information is available in the Company's other reports on file with Canadian securities regulatory authorities and the SEC. Forward-looking information is based on the estimates and opinions of the Company's management at the time the information is presented. The Company assumes no obligation to update forward-looking information should circumstances or management's estimates or opinions change, except as required by law.

Reserves Data and Other Oil and Gas Information

Talisman's disclosure of reserves data and other oil and gas information is made in reliance on the exemptions granted to Talisman by Canadian securities regulatory authorities, which permit Talisman to provide certain disclosure in accordance with US disclosure standards in order to provide comparability of oil and gas disclosures with that provided by US and other peers. The primary differences between the US disclosure standards and the Canadian disclosure mandated under NI 51-101 are that:

a)
NI 51-101 requires disclosure of gross and net reserves using forecast prices, whereas the SEC rules require the disclosure of net reserves estimated using a historical 12-month average price;

b)
NI 51-101 requires the disclosure of the net present value of future net revenue attributable to all of the disclosed reserve categories, estimated using forecast prices and costs, before and after deducting future income tax expenses, calculated without discount and using discount rates of 5%, 10%, 15% and 20%, whereas the SEC rules require disclosure of the present value of future net cash flows attributable to proved reserves only, estimated using a constant price (the historical 12-month average price) and a 10% discount rate;

c)
NI 51-101 requires a one year reconciliation of gross proved reserves, gross probable reserves and gross proved plus probable reserves, based on forecast prices and costs, for various product types, whereas the SEC rules require three year reconciliation of net proved reserves, based on constant prices and costs, for less specific product types;

d)
NI 51-101 requires reserves to show a hurdle rate of return, whereas the SEC rules require reserves to be only cash flow positive on an undiscounted basis.

Further information on the differences between the US standards and NI 51-101 requirements is set forth under the heading 'Note Regarding Reserves Data and Other Oil and Gas Information' in Talisman's most recent Annual Information Form.

The information provided by Talisman in this MD&A may differ from the corresponding information prepared in accordance with NI 51-101 standards. Talisman's proved and probable reserves, using SEC annual average pricing methodology, have been estimated using the standards contained in Regulation S-X of the SEC which requires that proved and probable reserves be estimated using existing economic and operating conditions.

An exemption granted to Talisman also permits it to disclose internally evaluated reserves data. Any reserves data contained in this MD&A reflects Talisman's estimates of its reserves. No independent qualified reserves evaluator or auditor was involved in the preparation of the reserves data disclosed in this MD&A.

Reserves Replacement Ratio

The reserves replacement ratios before net acquisitions and dispositions were calculated by dividing the sum of changes (revisions of estimates and discoveries) to estimated gross proved oil and gas reserves during 2010 by the Company's 2010 gross production. The Company's management uses reserves replacement ratios as an indicator of the Company's ability to replenish annual production volumes and grow its reserves. It should be noted that a reserves replacement ratio is a statistical indicator that has limitations. As an annual measure, the ratio is limited because it typically varies widely, based on the extent and timing of new discoveries, project sanctioning and property acquisitions. Its predictive and comparative value is also limited for the same reasons. In addition, since the ratio does not include cost, value or timing of future production of new reserves, it cannot be used as a measure of value creation.

TALISMAN ENERGY ANNUAL REPORT 49

Replacement Costs

In this MD&A, Talisman discloses a reduction in replacement costs. Replacement costs are used by the Company to determine the cost of reserves additions in a period. Talisman's reported replacement costs may not be comparable to similarly titled measures used by other companies. Replacement costs may not reflect full cycle replacement costs. Replacement costs' predictive and comparative value is limited for the aforementioned reasons. Replacement costs are calculated by dividing exploration and development capital spending of $4 billion (including discontinued operations, but excluding midstream) by gross proved reserve additions of 249 mmboe.

Gross Production

Throughout this MD&A, Talisman makes reference to production volumes. Such production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments. In the US, net production volumes are reported after the deduction of these amounts. US readers may refer to the table headed 'Net Production After Royalties' in Talisman's most recent Annual Information Form for a statement of Talisman's net production volumes by reporting segment that are comparable to those made by US companies subject to SEC reporting and disclosure requirements.

Netbacks

Talisman discloses its Company netbacks in this MD&A. Netbacks per boe are calculated by deducting from sales price associated royalties, operating and transportation costs.

Canadian Dollars and GAAP

Dollar amounts are presented in C$, except where otherwise indicated. Unless otherwise indicated, the financial information is set out in accordance with Canadian GAAP which may differ from US GAAP. See note 25 to the Consolidated Financial Statements for the significant differences between Canadian and US GAAP.

Financial Outlook

Included in this MD&A is the Company's financial outlook. Its purpose is to enrich management's discussion and analysis. This information may not be appropriate for other purposes.

Abbreviations and Definitions

The following abbreviations and definitions are used in this document:

AcSB	Canadian Accounting Standards Board
AIF	Annual Information Form
bbl	barrel
bbls	barrels
bbls/d	barrels per day
bcf	billion cubic feet
boe	barrels of oil equivalent
boe/d	barrels of oil equivalent per day
C$ or $	Canadian dollar
CICA	Canadian Institute of Chartered Accountants
CO2	Carbon dioxide
EU	European Union
FASB	Financial Accounting Standards Board
FSO	Floating Storage and Offloading vessel
GAAP	Generally Accepted Accounting Principles
GJ	Gigajoule
HSSE	Health, Safety, Security and Environment

50 TALISMAN ENERGY ANNUAL REPORT

ICE	Intercontinental Exchange
IFRS	International Financial Reporting Standards
LIBOR	London Interbank Offered Rate
LNG	Liquefied Natural Gas
mbbls/d	thousand barrels per day
mboe/d	thousand barrels of oil equivalent per day
mcf	thousand cubic feet
mmbbls	million barrels
mmboe	million barrels of oil equivalent
mmbtu	million British thermal units
mmcf/d	million cubic feet per day
NGL	Natural Gas Liquids
NI	National Instrument
NOK	Norwegian Kroner
NYMEX	New York Mercantile Exchange
OA	Operational Assurance
OPEC	Organization of Petroleum Exporting Countries
PRT	Petroleum Revenue Tax
PNG	Papua New Guinea
PGN	PT Perusahaan Gas Negara (Persero) Tbk
PSC	Production Sharing Contract
PSU	Performance share unit
SEC	US Securities and Exchange Commission
tcf	trillion cubic feet
UK	United Kingdom
UK£	Pound sterling
US	United States of America
US$	United States dollar
WTI	West Texas Intermediate

Gross acres means the total number of acres in which Talisman has a working interest. Net acres means the sum of the fractional working interests owned in gross acres expressed as whole numbers and fractions thereof.

Gross production means Talisman's interest in production volumes (through working interests and royalty interests) before the deduction of royalties. Net production means Talisman's interest in production volumes after deduction of royalties payable by Talisman.

Gross wells means the total number of wells in which the Company has a working interest. Net wells means the sum of the fractional working interests owned in gross wells expressed as whole numbers and fractions thereof.

Conversion and equivalency factors

Imperial	Metric
1 ton	= 0.907 tonnes
1 acre	= 0.40 hectares
1 barrel	= 0.159 cubic metres
1 cubic foot	= 0.0282 cubic metres

TALISMAN ENERGY ANNUAL REPORT 51

Report of Management

Management is responsible for the Consolidated Financial Statements.

Management has prepared the Consolidated Financial Statements in accordance with accounting principles generally accepted in Canada (with a reconciliation to accounting principles generally accepted in the United States). If alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not precise since they include certain amounts based on estimates and judgments. Management has ensured that the Consolidated Financial Statements are presented fairly in all material respects.

The Board of Directors is responsible for reviewing and approving the Consolidated Financial Statements and Management's Discussion and Analysis and, primarily through its Audit Committee, ensures that management fulfils its responsibilities for financial reporting.

The Audit Committee is appointed by the Board of Directors and is composed entirely of unrelated, independent directors. The Audit Committee meets regularly with management, and with the internal and external auditors, to discuss internal controls and reporting issues and to satisfy itself that each party is properly discharging its responsibilities. It reviews the Consolidated Financial Statements and the external auditors' report. The Audit Committee also considers, for review by the Board of Directors and approval by the shareholders, the engagement or reappointment of the external auditors.

Ernst & Young LLP, the external auditors, have audited the Consolidated Financial Statements in accordance with auditing standards generally accepted in Canada and the standards of the Public Company Accounting Oversight Board (United States) on behalf of the shareholders. Ernst & Young LLP have full and free access to the Audit Committee.

Management Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in rules 13a-15(f) and 15d-15(f) under the United States Securities Exchange Act of 1934, as amended.

Management has conducted an evaluation of the Company's internal control over financial reporting based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on management's assessment as at December 31, 2010, the end of the Company's fiscal year, management has concluded that the Company's internal control over financial reporting is effective.

The results of management's assessment were reviewed with the Audit Committee of the Company's Board of Directors. Ernst & Young LLP, the independent registered public accounting firm that audited the Company's Consolidated Financial Statements included herewith, independently assessed the effectiveness of the Company's internal control over financial reporting. Ernst & Young LLP's attestation is located in the Independent Auditors' Report on Internal Controls under Standards of the Public Company Accounting Oversight Board (United States), which is an exhibit to the Company's Annual Report on Form 40-F.

John A. Manzoni	L. Scott Thomson
President and Chief Executive Officer	Executive Vice-President, Finance and Chief Financial Officer
February 24, 2011

52 TALISMAN ENERGY ANNUAL REPORT

Independent Auditors' Report on Internal Controls Under Standards of the Public Company Accounting Oversight Board (United States)

To the Shareholders of Talisman Energy Inc.

We have audited Talisman Energy Inc.'s internal control over financial reporting as at December 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Talisman Energy Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Talisman Energy Inc. maintained, in all material respects, effective internal control over financial reporting as at December 31, 2010, based on the COSO criteria.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the Consolidated Balance Sheets of Talisman Energy Inc. as at December 31, 2010 and 2009 and the Consolidated Statements of Income, Comprehensive Income (Loss), Changes in Shareholders' Equity and Cash Flows for each of the years in the three-year period ended December 31, 2010, and our report dated February 24, 2011 expressed an unqualified opinion thereon.

Chartered Accountants

February 24, 2011
Calgary, Canada

TALISMAN ENERGY ANNUAL REPORT 53

Independent Auditors' Report of
Registered Public Accounting Firm

To the Shareholders of Talisman Energy Inc.

We have audited the accompanying Consolidated Financial Statements of Talisman Energy Inc., which comprise the Consolidated Balance Sheets as at December 31, 2010 and 2009, and the Consolidated Statements of Income, Comprehensive Income (Loss), Changes in Shareholders' Equity and Cash Flows for each of the years in the three-year period ended December 31, 2010, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the Consolidated Financial Statements present fairly, in all material respects, the financial position of Talisman Energy Inc. as at December 31, 2010 and 2009, and its financial performance and cash flows for each of the years in the three-year period ended December 31, 2010 in accordance with Canadian generally accepted accounting principles.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Talisman Energy Inc.'s internal control over financial reporting as at December 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 24, 2011 expressed an unqualified opinion on Talisman Energy Inc.'s internal control over financial reporting.

Chartered Accountants

February 24, 2011
Calgary, Canada

54 TALISMAN ENERGY ANNUAL REPORT

Consolidated Balance Sheets

December 31 (millions of C$)	2010	2009

		(restated – note 3)
Assets
Current

Cash and cash equivalents (note 21)	1,646	1,690

Accounts receivable (note 5)	1,399	1,253

Inventories (note 6)	143	144

Prepaid expenses	20	9

Assets of discontinued operations (note 3)	–	58

	3,208	3,154

Other assets (note 7)	861	170

Future income taxes (note 19)	170	120

Goodwill (note 4)	1,150	1,176

Property, plant and equipment, net (note 8)	18,804	16,431

Assets of discontinued operations (note 3)	–	2,567

	20,985	20,464

Total assets	24,193	23,618

Liabilities
Current

Bank indebtedness	2	36

Accounts payable and accrued liabilities	2,532	2,121

Income and other taxes payable	510	357

Current portion of long-term debt (note 10)	357	10

Future income taxes (note 19)	–	68

Liabilities of discontinued operations (note 3)	–	9

	3,401	2,601

Deferred credits	51	59

Asset retirement obligations (note 9)	2,252	2,116

Other long-term obligations (note 11)	212	168

Long-term debt (note 10)	3,824	3,770

Future income taxes (note 19)	3,974	3,599

Liabilities of discontinued operations (note 3)	–	194

	10,313	9,906

Contingencies and commitments (note 16)
Shareholders' equity
Common shares, no par value (note 13)
Authorized: unlimited
Issued and outstanding:

2010 – 1,019,290,939 (2009 – 1,014,876,564)	2,457	2,374

Contributed surplus	132	153

Retained earnings	9,568	9,174

Accumulated other comprehensive loss (note 14)	(1,678)	(590)

	10,479	11,111

Total liabilities and shareholders' equity	24,193	23,618

See accompanying notes.

On behalf of the Board:

Charles R. Williamson	John D. Watson
Chairman of the Board	Director

TALISMAN ENERGY ANNUAL REPORT 55

Consolidated Statements of Income

Years ended December 31 (millions of C$)	2010	2009	2008

		(restated – note 3)	(restated – note 3)
Revenue

Gross sales	8,076	7,011	10,269

Hedging loss	–	–	(28)

Gross sales, net of hedging	8,076	7,011	10,241

Less royalties	1,274	1,065	1,799

Net sales	6,802	5,946	8,442

Other (note 17)	110	115	112

Total revenue	6,912	6,061	8,554

Expenses

Operating	1,867	1,861	1,822

Transportation	227	222	207

General and administrative	392	334	294

Depreciation, depletion and amortization	2,164	2,360	2,606

Dry hole	123	539	442

Exploration	384	301	429

Interest on long-term debt	163	192	168

Stock-based compensation (recovery) (note 13)	201	290	(73)

(Gain) loss on held-for-trading financial instruments (note 15)	(102)	412	(1,664)

Other, net (note 18)	194	47	(179)

Total expenses	5,613	6,558	4,052

Income (loss) from continuing operations before taxes	1,299	(497)	4,502

Taxes (note 19)

Current income tax	1,032	731	1,282

Future income tax (recovery)	(272)	(678)	165

Petroleum revenue tax	131	108	176

	891	161	1,623

Income (loss) from continuing operations	408	(658)	2,879

Income from discontinued operations (note 3)	240	1,095	640

Net income	648	437	3,519

Per common share (C$):

Income (loss) from continuing operations	0.40	(0.65)	2.83

Diluted income (loss) from continuing operations	0.39	(0.65)	2.78

Income from discontinued operations	0.24	1.08	0.63

Diluted income from discontinued operations	0.23	1.08	0.62

Net income	0.64	0.43	3.46

Diluted net income	0.62	0.43	3.40

Average number of common shares outstanding (millions) (note 22)	1,018	1,015	1,017

Diluted number of common shares outstanding (millions) (note 22)	1,037	1,015	1,034

See accompanying notes.

56 TALISMAN ENERGY ANNUAL REPORT

Consolidated Statements of Comprehensive Income (Loss)

Years ended December 31 (millions of C$)	2010	2009	2008

Net income	648	437	3,519

Other comprehensive loss:

Foreign currency translation adjustments[1]	(625)	(317)	(100)

Transfer of accumulated foreign currency gain to net income (note 3)	(465)	–	–

Gains and losses on derivatives designated as cash flow hedges:

Unrealized gains (losses) arising during the year[2]	14	39	(50)

Realized losses (gains) recognized in net income[3]	(12)	(40)	67

	2	(1)	17

Other comprehensive loss	(1,088)	(318)	(83)

Comprehensive income (loss)	(440)	119	3,436

1
Includes net investment hedging gain of $22 million (2009 – $63 million loss; 2008 – $259 million gain).

2
Net of tax of $5 million (2009 – $13 million; 2008 – $(19) million).

3
Net of tax of $(4) million (2009 – $(14) million; 2008 – $6 million).

See accompanying notes.

Consolidated Statements of Changes in Shareholders' Equity

Years ended December 31 (millions of C$)	2010	2009	2008

Common shares

Balance at beginning of year	2,374	2,372	2,437

Issued on exercise of stock options	97	2	3

Shares purchased and held in trust for PSU plans (note 13)	(82)	–	(68)

Shares released from trust for 2008 PSU plan (note 13)	68	–	–

Balance at end of year	2,457	2,374	2,372

Contributed surplus

Balance at beginning of year	153	84	64

Stock-based compensation (recovery) (note 13)	(21)	69	20

Balance at end of year	132	153	84

Retained earnings

Balance at beginning of year	9,174	8,966	5,651

Net income	648	437	3,519

Common share dividends	(254)	(229)	(204)

Balance at end of year	9,568	9,174	8,966

Accumulated other comprehensive loss

Balance at beginning of year	(590)	(272)	(189)

Other comprehensive loss	(1,088)	(318)	(83)

Balance at end of year	(1,678)	(590)	(272)

See accompanying notes.

TALISMAN ENERGY ANNUAL REPORT 57

Consolidated Statements of Cash Flows

Years ended December 31 (millions of C$)	2010	2009	2008

		(restated – see note 3)	(restated – see note 3)
Operating

Income (loss) from continuing operations	408	(658)	2,879

Items not involving cash (note 20)	2,076	3,933	1,823

Exploration	384	301	429

	2,868	3,576	5,131

Changes in non-cash working capital (note 20)	402	(362)	(9)

Cash provided by continuing operations	3,270	3,214	5,122

Cash provided by discontinued operations	190	385	1,032

Cash provided by operating activities	3,460	3,599	6,154

Investing
Capital expenditures

Exploration, development and other	(4,034)	(3,729)	(4,460)

Corporate acquisitions (note 4)	(189)	–	–

Property acquisitions (note 4)	(1,364)	(310)	(436)

Proceeds of resource property dispositions	308	200	47

Acquisition deposits (note 4)	(656)	–	–

Changes in non-cash working capital	265	(18)	244

Discontinued operations, net of capital expenditures	1,936	1,990	(369)

Cash used in investing activities	(3,734)	(1,867)	(4,974)

Financing

Long-term debt repaid	(11)	(970)	(3,869)

Long-term debt issued (note 10)	600	1,261	2,425

Common shares issued (note 13)	57	2	1

Common shares purchased	(78)	(1)	(68)

Common share dividends	(254)	(229)	(204)

Deferred credits and other	(3)	(10)	8

Changes in non-cash working capital	(2)	4	(14)

Cash provided by (used in) financing activities	309	57	(1,721)

Effect of translation on foreign currency cash and cash equivalents	(59)	(133)	32

Net increase (decrease) in cash and cash equivalents	(24)	1,656	(509)

Cash and cash equivalents net of bank indebtedness, beginning of year	1,668	12	521

Cash and cash equivalents net of bank indebtedness, end of year	1,644	1,668	12

Cash and cash equivalents (note 21)	1,646	1,690	91

Cash and cash equivalents reclassified to discontinued operations	–	14	2

Bank indebtedness	(2)	(36)	(81)

Cash and cash equivalents net of bank indebtedness, end of year	1,644	1,668	12

See accompanying notes.

58 TALISMAN ENERGY ANNUAL REPORT

Notes to the Consolidated Financial Statements

(tabular amounts in millions of C$, except as noted)

1. Significant Accounting Policies

The Consolidated Financial Statements of Talisman Energy Inc. ("Talisman" or the "Company") have been prepared by management in accordance with Canadian generally accepted accounting principles (GAAP). A summary of the differences between accounting principles generally accepted in Canada and those generally accepted in the United States of America (US) is presented in note 25.

The Company is in the business of exploration, development, production and marketing of crude oil, natural gas and natural gas liquids (NGL).

a) Consolidation

The Consolidated Financial Statements include the accounts of Talisman and its subsidiaries. Substantially all of Talisman's activities are conducted jointly with others, and the Consolidated Financial Statements reflect only the Company's proportionate interest in such activities.

b) Accounts Receivable

Accounts receivable are recorded based on the Company's revenue recognition policy. The allowance for doubtful accounts is management's best estimate of accounts receivable balances that may not be collectible, and is reviewed quarterly.

c) Inventories

Product inventories, materials and supplies are valued at the lower of average cost and net realizable value.

d) Property, Plant and Equipment (PP&E)

The successful efforts method is used to account for oil and gas exploration and development costs. Under this method, acquisition costs of oil and gas properties and costs of drilling and equipping development wells are capitalized. Exploration well costs are initially capitalized and, if subsequently determined to have not found sufficient reserves to justify commercial production, are charged to dry hole expense. Exploration well costs that have found sufficient reserves to justify commercial production, but which cannot be classified as proved, continue to be capitalized as long as sufficient progress is being made to assess the reserves and economic viability of the well and/or related project. All other exploration costs, including geological and geophysical costs and annual lease rentals, are charged to exploration expense when incurred.

Producing properties and significant unproved properties are assessed when events occur that indicate the carrying value of properties may not be recoverable from future cash flows. Any impairment loss is the difference between the carrying value of the asset and its fair value. Fair value is calculated as the present value of estimated expected future cash flows from proved, probable and, as appropriate, possible reserves.

Repairs and maintenance costs are charged as an expense when incurred.

Well injection costs incurred to stimulate depleted wells are charged as an expense when incurred. Certain stimulation costs which increase production and reserves, extending beyond one year, are deferred in PP&E as development costs, and depleted using the unit of production method.

e) Depreciation, Depletion and Amortization (DD&A)

Capitalized costs of proved oil and gas properties are depleted using the unit of production method. For purposes of these calculations, production and reserves of natural gas are converted to barrels (bbls) on an energy equivalent basis at a ratio of six thousand cubic feet (mcf) of natural gas for one barrel (bbl) of oil. Depletion rates are updated annually unless there is a material change in circumstances, in which case they would be updated more frequently. Material changes in year-end reserves are reflected in the fourth quarter depletion rate.

Successful exploratory wells and development costs are depleted over proved developed reserves. However, to the extent significant development costs are incurred in connection with proved undeveloped reserves, such costs are excluded from

TALISMAN ENERGY ANNUAL REPORT 59

depletion until the reserves are developed. To the extent a property has nil proved reserves, development costs are charged immediately as DD&A expense.

Acquired resource properties with proved reserves, including offshore platform costs, are depleted over proved reserves. Acquisition costs of probable reserves are not depleted or amortized while under active evaluation for commercial reserves. Costs are transferred to depletable costs as proved reserves are recognized.

Costs associated with significant development projects are not depleted until the asset is substantially complete and ready for its intended use. Unproved land acquisition costs that are individually material are not amortized, but are assessed for impairment and transferred to depletable costs as proved reserves are recognized. Unproved land acquisition costs that are individually immaterial are amortized on a straight-line basis over the average lease term. Gas plants, net of estimated salvage values, are depreciated on a straight-line basis over their estimated remaining useful lives, not to exceed the estimated remaining productive lives of related fields. Pipelines and corporate assets are depreciated using the straight-line method at annual rates of 4% and 5% to 33%, respectively. Gas plants and pipelines in the United Kingdom (UK) and Scandinavia are depreciated using the unit of production method based on the related fields.

See the discussion concerning 'Measurement Uncertainty and Use of Estimates' in note 1(u).

f) Asset Retirement Obligations (ARO)

The fair value of the statutory, contractual or legal liability associated with the retirement and reclamation of tangible long-lived assets is recorded when incurred, with a corresponding increase to the carrying amount of the related assets. The increase to capitalized costs is amortized to net income on a basis consistent with DD&A of the underlying assets. Subsequent changes in the estimated fair value of the ARO are capitalized and amortized over the remaining useful life of the underlying asset.

The ARO liabilities are carried on the Consolidated Balance Sheets at their discounted present value and are accreted over time for the change in their present value, with this accretion charge included in DD&A. Actual expenditures incurred are charged against the accumulated obligation. Any difference between the recorded ARO and the actual retirement costs incurred is recorded as a gain or loss in the settlement period.

g) Capitalized Interest

Interest costs associated with major development projects are capitalized until the necessary facilities are completed and ready for use. These costs are subsequently amortized to income with the related assets.

h) Royalties

Certain of the Company's foreign operations are conducted jointly with the respective national oil companies. These operations are reflected in the Consolidated Financial Statements based on Talisman's working interest in such activities. All other government takes, other than income taxes, are considered to be royalty interests. Royalties on production from these joint foreign operations represent the entitlement of the respective governments to a portion of Talisman's share of crude oil, liquids and natural gas production and are recorded using rates in effect under the terms of contracts at the time of production.

i) Petroleum Revenue Tax (PRT)

UK PRT is accounted for using the life-of-field method, whereby total future PRT is estimated using current reserves and anticipated costs and prices and charged to income based on net operating income as a proportion of estimated future net operating income. Changes in the estimated total future PRT are accounted for prospectively.

j) Foreign Currency Translation

Talisman's functional currency is the US$.

The Company's self-sustaining operations in the UK (and, prior to January 1, 2010 in Canada and Norway) were translated from UK£, C$ and NOK respectively into US$ using the current rate method whereby assets and liabilities were translated at year-end exchange rates, while revenues and expenses were converted using average rates for the period. Gains and losses on

60 TALISMAN ENERGY ANNUAL REPORT

translation to US$ relating to self-sustaining operations were deferred and included in a separate component of shareholders' equity described as accumulated other comprehensive loss. As a result of a reorganization of the Company's operations, changes in the composition of revenue and costs and changes in intercompany loan arrangements, management has determined that the functional currency of the Company's UK, Canada and Norway operations is more closely linked to the US$. Accordingly, effective January 1, 2010 for Canada and Norway and January 1, 2011 for the UK, these operations have been accounted for as US$ functional currency entities. As a result, foreign currency translation adjustments remain in accumulated other comprehensive loss until Talisman reduces its net investment in those subsidiaries. Following the change in the functional currency of the UK operations, the debt denominated in UK£ will no longer be designated as a hedge of Talisman's net investment in the UK and, accordingly, future foreign exchange gains and losses will be recorded in the Consolidated Statement of Income.

The remaining foreign operations are not considered self-sustaining and are translated using the temporal method. Under this method, monetary assets and liabilities denominated in foreign currencies are translated at exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities denominated in foreign currencies are translated at rates in effect on the dates the assets were acquired or liabilities were assumed. Revenues and expenses are translated at rates of exchange prevailing on the transaction dates. Gains and losses on translation are reflected in income when incurred.

The Company's financial results have been reported in C$, with amounts translated to C$ as follows: assets and liabilities at the rate of exchange in effect at the applicable balance sheet date and revenues and expenses at the average exchange rate for the year. The Company's share capital accounts, including its common shares and contributed surplus, are translated at rates in effect at the time of issuance. Unrealized gains and losses resulting from the translation to C$ reporting currency are included in accumulated other comprehensive loss. Effective from the first quarter of 2011, the Company will be reporting its financial results in US$.

k) Employee Benefit Plans

The cost of pensions and other retirement benefits earned by employees is determined using the projected benefit method pro-rated on service and management's best estimate of expected plan investment performance, salary escalation and employee retirement ages. There is uncertainty relating to the assumptions used to calculate the net benefit plan expense and accrued benefit obligation, which are long-term, consistent with the nature of employee future benefits.

The discount rate used to determine the accrued benefit obligation is determined by reference to market interest rates at the measurement date on high quality debt instruments with cash flows that match the timing and amount of expected benefit payments. For purposes of calculating the expected return on plan assets, those assets are valued at fair value. The excess of the cumulative unamortized net actuarial gain or loss over 10% of the greater of the accrued benefit obligation and the fair value of plan assets at the beginning of the year is amortized over the average remaining service life of active employees. The unamortized transitional assets and obligations and past service costs are being amortized over the average remaining service period of active employees expected to receive benefits under the benefit plans.

l) Financial Instruments

Non-hedge financial instruments

The Company classifies its financial instruments into one of the following categories: held-for-trading (assets and liabilities), assets available-for-sale, loans and receivables, assets held-to-maturity and other financial liabilities. All financial assets and liabilities are recognized in the Consolidated Balance Sheet when the Company becomes a party to the contractual requirements of the instrument. All financial instruments are measured at fair value on initial recognition. Transaction costs are included in the initial carrying amount of financial instruments except for held-for-trading items, in which case they are expensed as incurred. Measurement in subsequent periods depends on the classification of the financial instrument.

Financial assets and liabilities held-for-trading are subsequently measured at fair value with changes in fair value recognized in net income. Financial assets available-for-sale are subsequently measured at fair value with changes in fair value recognized in other comprehensive loss, net of tax.

TALISMAN ENERGY ANNUAL REPORT 61

Financial assets held-to-maturity, loans and receivables, and other financial liabilities are subsequently measured at amortized cost using the effective interest rate method.

Cash equivalents are classified as held-for-trading and are measured at carrying value, which approximates fair value due to the short-term nature of these instruments. Accounts receivable and certain other assets that are financial instruments are classified as loans and receivables. Accounts payable and accrued liabilities, other long-term obligations and current and long-term debt are classified as other financial liabilities.

Financial instruments that are derivative contracts are considered held-for-trading unless they are designated as a hedge. The financial derivative contracts outstanding at December 31, 2010 are disclosed in note 15.

Canadian Institute of Chartered Accountants (CICA) handbook section 3855 Financial Instruments – Recognition and Measurement requires that an asset or liability be recognized for certain embedded derivatives by separating them from their host contracts and measuring them at fair value. Talisman has elected the beginning of its fiscal year ended December 31, 2003 as the effective date for embedded derivatives. Consequently, only embedded derivatives in contracts entered into or acquired or substantially modified on or after January 1, 2003 are subject to the separate recognition measurement provisions of this standard.

Hedges

In conducting its business, the Company may use derivative financial instruments in order to manage risks associated with fluctuations in commodity prices, interest rates and foreign currency exchange rates. The Company may designate financial instruments as a hedging instrument for accounting purposes.

Hedge accounting requires the designation of a hedging relationship, including a hedged and a hedging item, identification of the risk exposure being hedged and reasonable assurance that the hedging relationship will be effective throughout its term. In addition, in the case of anticipated transactions, it must also be probable that the transaction designated as being hedged will occur. The Company assesses, both at the hedge's inception and on an ongoing basis, whether the derivative financial instruments that have been designated as hedges are highly effective in offsetting changes in fair value or cash flows of the hedged items.

If the derivative financial instrument that has been designated as a hedge is terminated or is no longer designated as part of the hedging relationship, the gain or loss on the hedge at that date is deferred in other comprehensive loss and recognized in net income concurrently with the anticipated transaction. If it is probable that the transaction designated as being hedged will not occur substantially as and when identified at the inception of the hedging relationship, the gain or loss on the hedge at that date is recognized in net income immediately.

Cash flow hedges – The effective portion of changes in the fair value of financial instruments designated as cash flow hedges is recognized in other comprehensive loss, net of tax, with any ineffective portion being recognized immediately in net income. Gains and losses are recovered from other comprehensive loss and recognized in net income in the same period as the hedged item is realized.

Fair value hedges – Both the financial instrument designated as the hedging item and the portion of the underlying hedged asset or liability attributable to the hedged risk are measured at fair value. Changes in the fair value of the financial instrument designated as the hedging item and changes in the fair value of the hedged item attributable to the hedged risk are reflected in net income immediately.

Net investment hedges – Foreign exchange gains and losses on debt designated as a net investment hedge are recognized in other comprehensive loss. These gains and losses are recovered from other comprehensive loss and recognized in net income if the net investment is reduced.

The Company enters into physical commodity contracts in the normal course of business, including contracts with fixed terms. The natural gas sales contracts outstanding at December 31, 2010 are disclosed in note 16. The Company's production is

62 TALISMAN ENERGY ANNUAL REPORT

expected to be sufficient to deliver all required volumes under these contracts. No amounts are recognized in the Consolidated Financial Statements related to these contracts until such time as the associated volumes are delivered.

m) Comprehensive Income (Loss) and Equity

The Consolidated Statements of Comprehensive Income (Loss) reflect net income and the changes in accumulated other comprehensive loss in the year. Changes in accumulated other comprehensive loss are composed of changes in the fair value of financial instruments designated as hedges, to the extent they are effective, gains and losses recovered from other comprehensive loss and recognized in net income, foreign currency translation gains or losses arising from the translation of the Company's self-sustaining foreign operations or reductions in the net investments therein and translation from the Company's functional currency to its presentation currency.

n) Income Taxes

Talisman uses the liability method to account for income taxes. Under the liability method, future income taxes are based on the differences between assets and liabilities reported for financial accounting purposes and those reported for income tax purposes. Future income tax assets and liabilities are measured using substantively enacted tax rates. The impact of a change in tax rate is recognized in net income in the period in which the tax rate is substantively enacted. The Company recognizes in its financial statements the best estimate of the impact of a tax position by determining if the available evidence indicates whether it is more likely than not, based solely on technical merits, that the position will be sustained on audit. For those tax positions meeting the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is greater than 50% likely of being realized on settlement with the taxing authority.

To the extent that interest and penalties are assessed by taxing authorities on any underpayment of income tax, these amounts have been accrued and are classified as a component of income taxes on the Consolidated Statements of Income.

Certain of the Company's contractual arrangements in foreign jurisdictions stipulate that income taxes be paid by the respective national oil company out of its entitlement share of production. Such amounts are included in income tax expense at the statutory tax rate in effect at the time of production.

o) Revenue Recognition

Revenues associated with the sale of crude oil, natural gas and liquids are recognized when title passes from the Company to the customer. For the Company's international operations, generally, customers take title when the crude oil is loaded onto a tanker. The Company employs the entitlement method in accounting for crude oil and natural gas sales and records a receivable from a joint interest participant if a participant sells more than its proportionate share of crude oil or natural gas production. Crude oil and natural gas produced and sold, below or above the Company's working interest share in the related resource properties, results in production underliftings, or overliftings. Underliftings are recorded as inventory at the cost to produce and transport the product to storage tanks, and overliftings are recorded in accounts payable and accrued liabilities. Underliftings are reversed from inventory when the crude oil is lifted and sold, with the sales proceeds recorded as revenue and the cost of the inventory expensed. Overliftings are reversed from accounts payable and accrued liabilities when sufficient volumes are produced to make up the overlifted volume. Amounts received under take-or-pay gas sales contracts in respect of undelivered volumes are accounted for as deferred income in accounts payable and accrued liabilities and recognized as revenue when volumes are delivered. Transportation expenses are reported as a separate expense and not netted off against revenue.

A significant portion of the Company's operations outside North America, the UK and Scandinavia are governed by Production Sharing Contracts (PSCs). Under PSCs, revenues are derived from cost recovery oil and gas and profit oil and gas. Generally, cost recovery oil and gas allows the Company to recover its capital and production costs and, as appropriate, the costs carried by the Company on behalf of national oil companies from production. Profit oil is allocated to the host government and contract parties in accordance with their respective equity interests.

Gross sales as reported represents the Company's share of revenues from the sale of crude oil, natural gas and liquids and is presented before royalty payments to governments and other mineral interest owners.

TALISMAN ENERGY ANNUAL REPORT 63

All taxes collected from customers that are remitted to governments are excluded from revenues.

p) Leases

Leases that transfer substantially all of the benefits and risks of ownership to Talisman are accounted for as capital leases and recorded as PP&E, together with an offsetting liability. All other leases are accounted for as operating leases and the lease costs are expensed as incurred.

q) Stock-Based Compensation

During 2010, Talisman had stock option plans, cash unit plans, performance share unit (PSU) plans, a deferred share unit plan and a restricted share unit plan, which are described in note 13. The PSU plans must be settled in shares. The cash unit, deferred share unit and restricted share unit plans must be settled in cash. The stock option plans may be settled in cash at the option of the holder and, consequently, they are classified as liability instruments and measured at their intrinsic value less any unvested portion. Unvested options accrue evenly over the vesting period. The intrinsic value is determined as the difference between the market value of the Company's common shares and the exercise price of the options or units. This obligation is revalued each reporting period and the change in the obligation is recognized as stock-based compensation expense (recovery), except for the changes related to deferred share units, which are included in general and administrative expenses. For the PSU plans, the Company determines the fair value of the units on the date of grant using the share price on that date and recognizes the fair value of the units over the vesting period as compensation expense and contributed surplus. Net income is adjusted by reducing the compensation expense in periods containing forfeitures of unvested options and units, and by changes in the degree to which the predetermined performance measures are achieved.

r) Goodwill

Goodwill represents the excess purchase price over the fair value of identifiable assets and liabilities acquired in business combinations. Goodwill is not amortized but is subject to impairment reviews in the fourth quarter of each year, or more frequently as economic events dictate, based on the fair value of the reporting units. The impairment test requires that goodwill be allocated to reporting units. Talisman has determined its reporting units by aggregating components having similar economic characteristics and/or which are in similar geographic locations. These reporting units correspond with the segments described in note 24. The fair value of each reporting unit is determined and compared to the book value of the reporting unit. If the fair value of the reporting unit is less than the book value, a second test is performed to determine the amount of the goodwill impairment. The amount of the impairment is determined by deducting the fair value of the reporting unit's individual assets and liabilities from the fair value of the reporting unit to determine the implied fair value of goodwill and comparing that amount to the book value of the reporting unit's goodwill. Any excess of the book value of goodwill over the implied fair value of goodwill is the impairment amount.

s) Net Income and Diluted Net Income Per Share

Net income per share is calculated by dividing net income by the weighted average number of common shares outstanding. Diluted net income per share is calculated giving effect to the potential dilution that could occur if stock options were exercised to acquire common shares.

The Company uses the treasury stock method to determine the dilutive impact of stock options. This method assumes that any proceeds from the exercise of in-the-money stock options would be used to purchase common shares at the average market price during the year.

t) Cash and Cash Equivalents

Cash and cash equivalents include cash on deposit with banks and short-term investments with an original maturity of three months or less. Cash and cash equivalents are stated at cost, which approximates market value.

64 TALISMAN ENERGY ANNUAL REPORT

u) Measurement Uncertainty and Use of Estimates

To facilitate the timely preparation of the Consolidated Financial Statements, management has made estimates and assumptions regarding certain assets and liabilities and contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the year. Such estimates primarily relate to unsettled transactions and events as of the date of the Consolidated Financial Statements. Accordingly, actual results may differ from estimated amounts.

Purchase price allocations, DD&A and amounts used for impairment calculations are based on estimates of oil and natural gas reserves and commodity prices and capital costs required to develop those reserves. By their nature, estimates of reserves and the related future cash flows are subject to measurement uncertainty, and the impact of differences between actual and estimated amounts on the Consolidated Financial Statements of future periods could be material.

Inherent in the fair value calculation of ARO are numerous assumptions and judgments, including the ultimate settlement amounts, inflation factors, credit-adjusted discount rates, timing of settlement and changes in the legal, regulatory, environmental and political environments. To the extent future revisions to assumptions impact the fair value of the existing ARO liability, a corresponding adjustment is made to the oil and gas assets balance.

The values of pension assets and obligations and the amount of the net benefit plan expense charged to net income depend on actuarial and economic assumptions which, by their nature, are subject to significant measurement uncertainty.

The measurement of income tax expense, in particular UK PRT, and the related provisions on the Consolidated Balance Sheets, is subject to uncertainty associated with future recoverability of oil and natural gas reserves, commodity prices, the timing of future events, and changes in legislation, tax rates and interpretations by tax authorities.

The fair values of financial instruments are estimated based upon market and third party inputs. These estimates are subject to change with fluctuations in commodity prices, interest rates, foreign currency exchange rates and estimates of non-performance risk.

v) Comparative Information

Certain comparative information provided in the notes to the Consolidated Financial Statements has been reclassified to conform to the presentation adopted in the current year.

2. Changes in Accounting Policies

a) Extractive Activities – Oil and Gas

In the fourth quarter of 2009, Talisman adopted prospectively the US standard Extractive Activities – Oil and Gas whereby yearly average commodity prices are used for purposes of calculating reserves. Previously, reserves had been calculated by reference to year-end commodity prices. Since, 2009 yearly average commodity prices were higher than 2008 year-end prices. Talisman recorded an upward price revision of 77.1 million barrels of oil equivalent (mmboe) to its reserves in the fourth quarter of 2009 and revised its DD&A rates accordingly.

b) Goodwill and Intangible Assets

Effective January 1, 2009, Talisman adopted the CICA recommendations relating to the recognition, measurement and disclosure of Goodwill and Intangible Assets (section 3064). The adoption of these recommendations had no impact on Talisman.

c) Financial Instruments Presentation and Disclosure

In 2009, the CICA revised section 3862 Financial Instruments – Disclosure to include a hierarchy concept in measuring financial instruments, a requirement to provide disclosure concerning the fair value measurements of assets and liabilities for each hierarchy level and amendments to the liquidity disclosure requirements. Since Talisman previously used a hierarchy concept in measuring financial instruments and provided such disclosure in its Consolidated Financial Statements, this amendment had no impact on Talisman.

TALISMAN ENERGY ANNUAL REPORT 65

Effective January 1, 2008, Talisman adopted the CICA recommendations relating to Financial Instruments – Disclosure (section 3862) and Financial Instruments – Presentation (section 3863). The disclosure required by section 3862 concerning the nature and extent of the risks associated with financial instruments, and how those risks are managed, is presented in note 15. As permitted, comparative information for the disclosure required by section 3862 has not been provided. The adoption of section 3863 had no impact on Talisman, since the new standard carried forward the existing presentation requirements.

d) Credit Risk and the Fair Value of Financial Assets and Liabilities

Effective December 31, 2008, Talisman adopted retrospectively the recommendations of Emerging Issues Committee abstract 173 relating to the fair value of financial assets and liabilities, which was issued in January 2009, without restatement of prior periods. The abstract requires that an entity's own credit risk and the credit risk of the counterparty are taken into account in determining the fair value of financial assets and liabilities, including derivative instruments, for presentation and disclosure purposes. The adoption of the abstract did not have a material impact on Talisman.

e) Inventories

Effective January 1, 2008, Talisman adopted retrospectively the CICA recommendations relating to Inventories (section 3031). The standard provides additional guidance concerning measurement, classification and disclosure and allows the reversal of writedowns to net realizable value when there is a change in the circumstances giving rise to the impairment. On adopting these recommendations, the Company reclassified inventory that is expected to be capitalized when consumed from other assets to PP&E.

3. Discontinued Operations

The assets and liabilities related to discontinued operations have been reclassified as assets or liabilities of discontinued operations on the Consolidated Balance Sheets. Operating results related to these assets and liabilities have been included in income from discontinued operations on the Consolidated Statements of Income. Comparative period balances have been restated.

Income from discontinued operations reported on the Consolidated Statements of Income is composed of the following:

	Years ended December 31
	North America			UK			Scandinavia			Other			Total
	2010	2009	2008	2010	2009	2008	2010	2009	2008	2010	2009	2008	2010	2009	2008

Revenue

Gross sales	305	696	1,548	–	–	134	–	–	46	7	48	231	312	744	1,959

Royalties	35	120	299	–	–	–	–	–	3	1	1	31	36	121	333

Revenue, net of royalties	270	576	1,249	–	–	134	–	–	43	6	47	200	276	623	1,626

Expenses

Operating, marketing and general	77	186	214	–	–	81	–	–	5	4	7	15	81	193	315

Interest	–	–	–	–	–	–	–	–	(2)	–	–	–	–	–	(2)

Dry hole	–	44	59	–	–	–	–	–	–	–	1	2	–	45	61

Depreciation, depletion and amortization	95	354	373	–	–	6	–	–	20	–	6	38	95	360	437

Income (loss) from discontinued operations before taxes	98	(8)	603	–	–	47	–	–	20	2	33	145	100	25	815

Taxes	25	(2)	153	–	–	15	–	(1)	–	3	14	76	28	11	244

Gain (loss) on disposition, net of tax	173	511	119	–	482	4	–	(2)	(54)	(5)	90	–	168	1,081	69

Income (loss) from discontinued operations	246	505	569	–	482	36	–	(1)	(34)	(6)	109	69	240	1,095	640

66 TALISMAN ENERGY ANNUAL REPORT

The assets and liabilities of discontinued operations presented on the Consolidated Balance Sheets are composed of the following:

	At December 31
	North America		UK		Scandinavia		Other		Total
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009

Assets

Current assets	–	40	–	–	–	–	–	18	–	58

Property, plant and equipment, net	–	2,483	–	–	–	–	–	19	–	2,502

Goodwill	–	62	–	–	–	–	–	3	–	65

Total assets[1]	–	2,585	–	–	–	–	–	40	–	2,625

Liabilities

Current liabilities	–	9	–	–	–	–	–	–	–	9

Asset retirement obligations	–	65	–	–	–	–	–	1	–	66

Future income taxes	–	123	–	–	–	–	–	5	–	128

Total liabilities[1]	–	197	–	–	–	–	–	6	–	203

1
In 2009, assets and liabilities of $2,567 million and $194 million, respectively, were classified as long-term.

North America

In 2010, Talisman completed the sale of oil and gas producing properties in North America for proceeds of $2 billion, resulting in a gain of $173 million, net of a tax recovery of $105 million. The net investment in the Company's Canadian self-sustaining operations has been reduced as a result of these disposal transactions and a capital distribution to the parent from the entity that held the assets and, accordingly, $465 million of non-taxable foreign exchange gains previously accumulated in other comprehensive loss were included in the carrying value of the assets used to determine the gain on disposal.

In 2009, Talisman completed the sale of oil and gas producing assets in Western Canada for proceeds of $1.2 billion, resulting in a gain of $456 million, net of tax of $110 million. Talisman also completed the sale of certain of its midstream assets in Western Canada for proceeds of $297 million, resulting in a gain of $55 million, net of tax of $19 million.

In 2008, Talisman completed the sale of gas producing assets in Western Canada for proceeds of $247 million, resulting in a gain of $119 million, net of tax of $40 million.

UK

In 2009, Talisman completed the sale of its assets in the Netherlands for proceeds of $596 million, resulting in a gain of $471 million, net of tax of $nil. Talisman also received $17 million of contingent consideration relating to an agreement entered into in 2007 to sell assets in the UK, resulting in a gain of $11 million, net of tax of $6 million.

In 2008, Talisman completed the sale of oil and gas properties resulting in an after tax writedown of $32 million and recorded a positive after tax closing adjustment of $36 million in respect of oil and gas properties sold in 2007 and 2006.

Scandinavia

In 2009, Talisman completed the sale of a 10% share in the Yme field offshore development and three exploration licences for proceeds of $113 million, resulting in a gain of $6 million, net of tax of $nil. After tax writedowns of $8 million had previously been recorded in each of 2008 and 2009.

In 2008, Talisman completed the sale of assets in Denmark for proceeds of $95 million, resulting in an after tax writedown of these assets of $46 million.

Other

In 2010, Talisman completed the sale of assets in Tunisia for proceeds of $23 million, resulting in a loss of $5 million, net of tax of $nil. An after tax writedown of $3 million had previously been recorded in 2009.

TALISMAN ENERGY ANNUAL REPORT 67

In 2009, Talisman completed the sale of assets in Trinidad and Tobago for proceeds of $278 million, resulting in a gain of $93 million, net of tax of $nil.

4. Acquisitions

Corporate Acquisitions

Jambi Merang

In 2010, Talisman acquired 100% of the share capital of Hess (Indonesia-Jambi Merang) Limited, a company which owns a 25% interest in the Jambi Merang Production Sharing Contract, for cash consideration of $189 million. This acquisition, which facilitates Talisman's strategy to increase its presence in Indonesia, was accounted for using the purchase method and the final allocation of the purchase price to the assets and liabilities acquired is as follows:

Fair value of net assets acquired	Southeast Asia

Property, plant and equipment	187

Goodwill	45

Working capital	2

Future income tax	(45)

189

BP Exploration Company (Colombia) Limited

In 2010, Talisman entered into an agreement to acquire a 49% interest in BP Exploration Company (Colombia) Limited, which builds on the Company's acreage position in Colombia. A cash deposit of US$613 million was paid in connection with this transaction, which has been included within other long-term assets. The transaction closed in January 2011, at which time a further cash payment of US$192 million was made. The preliminary allocation of the purchase price to the assets and liabilities acquired by Talisman will be recorded in the first quarter of 2011.

Property Acquisitions

Eagle Ford

In May 2010, Talisman completed the acquisition of 37,000 net acres of land in the Eagle Ford shale play in south Texas for $364 million in cash. In a subsequent transaction which closed in December 2010, Talisman and a subsidiary of Statoil entered into an agreement to acquire an additional 97,000 net acres of liquids-rich properties in the Eagle Ford shale play as well as an equity interest in a gas processing facility for cash consideration to Talisman of $684 million. The preliminary allocation of the purchase price to the assets and liabilities acquired by Talisman is as follows:

Fair value of net assets acquired	North America

Property, plant and equipment	1,035

Investments	13

1,048

In a related transaction Statoil purchased a 50% working interest in Talisman's existing 37,000 net acres in the Eagle Ford for $186 million, which was recorded as a disposition at cost. Talisman and Statoil have created a joint venture across the Eagle Ford shale play in which Talisman has a 50% interest, and with Talisman as the initial operator.

As a result of these transactions, Talisman holds approximately 78,000 net acres, predominantly in the liquids-rich area of the play. This transaction is consistent with Talisman's intent to become a leading, returns-focused shale producer in North America.

68 TALISMAN ENERGY ANNUAL REPORT

Norwegian exploration licences

In 2010, Talisman acquired a 35% working interest in the PL378 Grosbeak discovery and a 20% interest in the PL375 Beta discovery for cash consideration of $196 million. The preliminary allocation of the purchase price to the assets and liabilities acquired is as follows:

Fair value of net assets acquired	Scandinavia

Property, plant and equipment	767

Future income tax	(571)

196

Papua New Guinea (PNG)

In 2009, Talisman completed a number of strategic acquisitions in order to expand its exploration position in PNG, including:

•
acquisition of all of the outstanding shares of Rift Oil plc, a public company having 100% working interests in two exploration licences in PNG, for $198 million in cash;

•
acquisition of all of the outstanding shares of Horizon Oil (Kanau) Limited, a company having interests in exploration licences in PNG, for $32 million in cash; and

•
acquisition of all of the outstanding shares of Papua Petroleum Limited, a company having a 49% working interest in four exploration licences in PNG, for $23 million in cash.

The substance of these transactions was the acquisition of property.

The final allocation of the purchase price to the assets and liabilities acquired was as follows:

Fair value of net assets acquired	Southeast Asia

Property, plant and equipment	340

Working capital	(6)

Future income tax	(81)

253

RSX Energy Inc. (RSX)

In 2008, Talisman acquired all of the outstanding shares of RSX, a public company with natural gas assets located in the Outer Foothills and Peace River areas of northern Alberta. The shares were acquired for cash consideration of $95 million and the assumption of $6 million of long-term debt. The Company acquired RSX in order to expand its undeveloped land base in the Hinton area of Alberta. The substance of the transaction was the acquisition of property.

The transaction was accounted for using the purchase method and the final allocation of the purchase price to the assets and liabilities acquired was as follows:

Fair value of net assets acquired	North America

Property, plant and equipment	131

Asset retirement obligations	(2)

Working capital	(7)

Future income tax	(21)

101

The results of RSX are included on the Consolidated Statements of Income with effect from the date of acquisition in the first quarter of 2008.

TALISMAN ENERGY ANNUAL REPORT 69

Kurdistan region of northern Iraq

In 2009, Talisman acquired a 55% working interest in Block K9 in the Kurdistan region of northern Iraq for $29 million, plus additional payments which are dependent upon the level of estimated reserves. The Company acquired this working interest to increase its exposure to new plays and reservoirs in the Kurdistan region of northern Iraq.

In 2008, Talisman acquired a 40% working interest in Block K44 in the Kurdistan region of northern Iraq for a total cost of $252 million, plus a three-well commitment. The Company also entered into a seismic services agreement at a cost of $20 million related to Block K39 for a period of two years. In 2010, Talisman agreed to enter into a PSC as operator of Block K39.

The final allocation of the purchase price to the assets and liabilities attributable to Talisman's interests in Block K39 and Block K44 was as follows:

Fair value of net assets acquired	Other

Property, plant and equipment	429

Future income tax	(157)

272

Other acquisitions

In 2010, Talisman completed minor oil and gas property acquisitions in North America, Southeast Asia and the rest of the world for $120 million in cash.

In 2009, Talisman completed minor oil and gas property acquisitions in North America for $28 million in cash.

In 2008, Talisman completed minor oil and gas property acquisitions in North America for a total cost of $71 million, composed of cash of $69 million and properties exchanged of $2 million.

Goodwill

Changes in the carrying amount of the Company's goodwill are as follows:

	2010	2009

Balance at January 1[1]	1,176	1,187

Acquisition (see above)	45	–

Foreign currency translation	(71)	(11)

Balance at December 31[1]	1,150	1,176

1
$nil (December 31, 2009 – $65 million; January 1, 2009 – $173 million) has been reclassified to assets of discontinued operations.

Goodwill has no tax basis.

5. Accounts Receivable

December 31	2010	2009

Trade receivables	1,242	1,225

Fair value of derivative contracts (note 15)	118	30

Note receivable (note 15)	41	–

Allowance for doubtful accounts	(2)	(2)

Total[1]	1,399	1,253

1
$nil (2009 – $54 million) has been reclassified to assets of discontinued operations.

70 TALISMAN ENERGY ANNUAL REPORT

6. Inventories

December 31	2010	2009

Materials and supplies	67	75

Product	76	69

Total[1]	143	144

1
$nil (2009 – $4 million) has been reclassified to assets of discontinued operations.

7. Other Assets

December 31	2010	2009

Accrued pension asset (note 23)	56	29

Fair value of derivative contracts (note 15)	24	42

Investments	120	36

Note receivable (note 15)	–	43

Asset retirement sinking fund (note 9)	30	15

Acquisition deposits	627	–

Other	4	5

Total	861	170

8. Property, Plant and Equipment, Net

December 31, 2010	Cost	Accumulated DD&A	Net book value[1]

Oil and gas assets	30,429	(11,823)	18,606

Corporate assets	644	(446)	198

	31,073	(12,269)	18,804

December 31, 2009	Cost	Accumulated DD&A	Net book value[1]

Oil and gas assets	26,940	(10,702)	16,238

Corporate assets	590	(397)	193

	27,530	(11,099)	16,431

1
$nil (2009 – $2,502 million) has been reclassified to assets of discontinued operations.

Included in PP&E are capitalized interest costs of $99 million (2009 – $43 million) relating to major projects under construction and development. During the year ended December 31, 2010, interest costs of $83 million (2009 – $43 million; 2008 – $60 million) were capitalized.

In 2008, the Company recorded additional DD&A expense in its UK and Scandinavia segments of $410 million and $90 million, respectively, in respect of properties having no proved reserves at year-end prices.

In line with the Company's practice of adjusting DD&A expense in the fourth quarter using year-end reserves and updated depletable costs, an incremental DD&A expense of $84 million was booked in the fourth quarter of 2008 to reflect principally price related declines in year-end reserves. For 2009, the impact of adjusting the DD&A expense in the fourth quarter was not significant as an upward price revision of 77.1 mmboe was offset by a higher depletable base and a change in production mix. For 2010, the impact of adjusting the DD&A expense in the fourth quarter was a decrease of $28 million.

TALISMAN ENERGY ANNUAL REPORT 71

As described in note 2(a), the methodology for calculating reserves changed in 2009 to using average prices. Had year-end prices been used to calculate reserves, this would not have had a significant impact on the 2009 loss from continuing operations.

In 2010, impairment expense of $118 million was recorded (2009 – $70 million; 2008 – $4 million), which arose from writing off exploration acquisition costs in North America, Scandinavia and the rest of the world for $27 million, $66 million and $25 million, respectively. The impairment charge is recorded in other expenses on the Consolidated Statements of Income (note 18).

Non-Depleted Capital

Included in PP&E are the following costs that were not subject to DD&A:

December 31	2010	2009

Undeveloped land

North America	1,751	1,112

Southeast Asia	371	333

Other	543	489

Acquired unproved reserve costs associated with producing fields[1]

UK	46	133

Southeast Asia	126	–

Acquired unproved reserve costs not associated with producing fields[1]

UK	102	111

Scandinavia	806	100

Southeast Asia	53	51

Other	14	14

Exploration costs[2]	996	798

Development projects[3]

North America	21	178

UK	218	445

Scandinavia	864	613

Southeast Asia	332	240

Other	114	56

Total	6,357	4,673

1
Acquisition costs of unproved reserves are not depleted while under active evaluation for commercial reserves.

2
Exploration costs consist of drilling in progress and wells awaiting determination of proved reserves and are not depleted pending approval of development plans or commencement of production.

3
Development projects are not depleted until the asset is substantially complete and ready for its intended use.

72 TALISMAN ENERGY ANNUAL REPORT

Exploration Costs

The following table provides details of the changes in the balance of exploration costs:

	December 31, 2009	Reclassified to depletable and development projects	Expensed to dry hole[1]	Spent during the year[1]	December 31, 2010

North America	194	(27)	(9)	60	218

UK	200	–	(9)	41	232

Scandinavia	43	(7)	(3)	45	78

Southeast Asia	234	(17)	–	76	293

Other	127	–	(1)	49	175

	798	(51)	(22)	271	996

	December 31, 2008	Reclassified to depletable and development projects	Expensed to dry hole[1]	Spent during the year[1]	December 31, 2009

North America	548	(241)	(212)	99	194

UK	100	–	(21)	121	200

Scandinavia	15	(4)	(4)	36	43

Southeast Asia	394	–	(166)	6	234

Other	64	–	(26)	89	127

	1,121	(245)	(429)	351	798

	December 31, 2007	Reclassified to depletable and development projects	Expensed to dry hole[1]	Spent during the year[1]	December 31, 2008

North America	492	(182)	(142)	380	548

UK	139	(5)	(42)	8	100

Scandinavia	16	–	(3)	2	15

Southeast Asia	123	(3)	–	274	394

Other	42	(27)	(5)	54	64

	812	(217)	(192)	718	1,121

1
Costs that are capitalized and expensed to dry hole in the same year are excluded from the continuity.

Costs relating to wells drilled prior to 2010 continue to be capitalized, since management's ongoing assessment includes further planned activity. The number of wells drilled prior to 2010 and related costs are as follows:

	Years	Number of wells	Cost

North America	2006-2009	14	134

UK	2007-2009	12	206

Scandinavia	2008-2009	4	70

Southeast Asia	2007-2009	13	231

Other	2008-2009	6	136

		49	777

TALISMAN ENERGY ANNUAL REPORT 73

North America wells drilled prior to 2010 are in the process of being evaluated or are awaiting completion of the construction of infrastructure. The remaining wells relate to fields where either further appraisal drilling is ongoing or development options are being assessed.

9. Asset Retirement Obligations (ARO)

At December 31, 2010, the estimated total undiscounted ARO associated with oil and gas properties and facilities was $4.5 billion (2009 – $4.5 billion). The majority of the payments to settle these ARO will occur over a period of 35 years and will be funded from the general resources of the Company as they arise. The ARO have been discounted using a weighted average credit-adjusted risk free rate of 6.6% (2009 – 6.6%). Total accretion for the year ended December 31, 2010 of $126 million (2009 – $117 million; 2008 – $103 million) has been included in DD&A expense on the Consolidated Statements of Income.

Changes in carrying amounts of the Company's ARO associated with its PP&E are as follows:

	2010	2009

ARO liability at January 1	2,146	1,907

Liabilities incurred during the year	51	50

Liabilities settled during the year	(37)	(50)

Accretion expense	126	117

Revisions in estimated cash flows	146	218

Foreign currency translation	(162)	(96)

ARO liability at December 31[1,2]	2,270	2,146

1
$nil (December 31, 2009 – $66 million; January 1, 2009 – $183 million) has been reclassified to liabilities of discontinued operations.

2
Included in December 31, 2010 and December 31, 2009 liabilities are $18 million and $30 million, respectively, of short-term reclamation costs recorded in accounts payable and accrued liabilities on the Consolidated Balance Sheets for a net long-term ARO liability of $2,252 million and $2,116 million, respectively.

Revisions in estimated cash flows occurring in 2010 related to UK obligations and were the result of revisions to estimated abandonment dates resulting from changes in oil price assumptions.

The Company provided letters of credit at January 1, 2011 in an amount of $814 million as security for the costs of future dismantlement, site restoration and abandonment obligations in the UK.

The Company has assets of $30 million that represent secured funding for its obligations in Southeast Asia (2009 – $15 million).

74 TALISMAN ENERGY ANNUAL REPORT

10. Long-Term Debt

December 31	2010	2009

Tangguh Project Financing	106	106

Debentures and Notes (Unsecured)[1]

6.89% notes (US$10 million), Series B, due 2010	–	10

4.44% medium term notes (C$350 million), due 2011[2]	350	350

8.25% notes (US$50 million), due 2014	50	52

5.125% notes (US$375 million), due 2015[3]	373	392

8.50% notes (US$150 million), due 2016	149	157

6.625% notes (UK£250 million), due 2017	388	423

7.75% notes (US$700 million), due 2019	696	733

3.75% notes (US$600 million), due 2021	597	–

7.25% debentures (US$300 million), due 2027	298	314

5.75% notes (US$125 million), due 2035	124	131

5.85% notes (US$500 million), due 2037	497	524

6.25% notes (US$600 million), due 2038	597	628

Gross debt	4,225	3,820

Prepaid financing costs	(44)	(40)

	4,181	3,780

Less: current portion	(357)	(10)

Long-term debt	3,824	3,770

1
Interest on debentures and notes is payable semi-annually except for interest on the 6.625% notes, which is payable annually, and interest on the 8.25% and 8.50% notes, which is payable quarterly.

2
The currency and interest rate on this debenture has been swapped to US$304 million bearing interest at 5.054%. See note 15 for details.

3
The interest rate on US$300 million of this debenture has been swapped to a floating rate obligation bearing interest at three-month LIBOR plus 0.433% (0.72% at December 31, 2010). See note 15 for details.

Bank Credit Facilities

At December 31, 2010, Talisman had unsecured credit facilities totaling $4 billion, consisting of facilities of $3.85 billion (Facility No. 1) and $150 million (Facility No. 2). The maturity dates are November 26, 2014 for Facility No. 1 and September 30, 2012 for Facility No. 2, although these dates may be extended from time to time upon agreement between the Company and the respective lenders. Prior to the maturity date, the Company may borrow, repay and reborrow at its discretion. All facilities must be repaid on their maturity dates.

Borrowings under Facility No. 1 are available in the form of prime loans, C$ or US$ bankers' acceptances, US$ base rate loans or LIBOR-based loans. In addition, drawings to a total of $1 billion are available in the form of letters of credit. Borrowings under Facility No. 2 are available in the form of prime loans, C$ or US$ bankers' acceptances, US$ base rate loans, LIBOR-based loans or letters of credit.

At December 31, 2010, the Company had not drawn against its available bank lines of credit.

Tangguh Project Financing

In connection with the acquisition of its interest in Tangguh, Talisman became a participant in a series of project financing facilities, the Company's share of which is up to US$107 million. $106 million was outstanding under these facilities at December 31, 2010 (2009 – $106 million), which is secured by Talisman's interest in the Tangguh LNG Project, having a net book value of $204 million. Draws under these facilities bear interest at LIBOR plus 0.19% through to LIBOR plus 0.33% per annum and will mature in 2021.

TALISMAN ENERGY ANNUAL REPORT 75

Debentures and Notes

In 2010, Talisman completed a US$600 million offering of 3.75% notes due February 2021. Interest on the notes is payable semi-annually.

In 2009, Talisman completed a private placement of US$50 million 8.25% Series A Senior Notes due March 2014 and US$150 million 8.50% Series B Senior Notes due March 2016. Interest on both notes is payable quarterly.

In 2009, Talisman completed a US$700 million offering of 7.75% notes due June 2019. Interest on the notes is payable semi-annually.

Repayment Schedule

The Company's contractual minimum repayments of gross long-term debt are as follows:

Year

2011	357

2012	7

2013	8

2014	59

2015	384

Subsequent to 2015	3,410

Gross debt	4,225

11. Other Long-Term Obligations

December 31	2010	2009

Accrued pension and other post-employment benefits liability (note 23)	64	28

Fair value of derivative contracts (note 15)	–	7

Discounted obligations under capital leases	75	94

Long-term portion of stock-based compensation liability (note 13)	44	27

Other	29	12

Total	212	168

In 2005, the Company entered into a leasing arrangement for the modification, refitting and use of a Floating Storage Offloading (FSO) vessel for use at the South Angsi development in Malaysia. An element of the leasing arrangement has been defined by the Company as a capital lease. The future minimum lease payments are US$5 million for each of the next five years and US$3 million for the remainder of the lease. The imputed rate of interest on the lease is 6%, and the lease expires in 2016. Of the total discounted liability of $24 million (2009 – $28 million), $5 million (2009 – $5 million) is included in accounts payable and accrued liabilities.

In 2009, the Company entered into a leasing arrangement for the modification, refitting and use of a FSO vessel for use at the Northern Fields development in Malaysia. An element of the leasing arrangement has been defined by the Company as a capital lease. The future minimum lease payments are US$13 million for each of the next five years and US$40 million for the remainder of the lease. The imputed rate of interest on the lease is 10%, and the lease expires in 2019. Of the total discounted liability of $69 million (2009 – $85 million), $13 million (2009 – $14 million) is included in accounts payable and accrued liabilities.

76 TALISMAN ENERGY ANNUAL REPORT

12. Capital Disclosures

Talisman's objective in managing capital is to retain access to capital markets, ensure its ability to meet all financial obligations and meet its operational and strategic objectives.

Talisman's capital structure consists of shareholders' equity and long-term debt (including the current portion). The Company makes adjustments to its capital structure based on changes in economic conditions and its planned requirements. Talisman has the ability to adjust its capital structure by issuing new equity or debt, selling assets to reduce debt, controlling the amount it returns to shareholders and making adjustments to its capital expenditure program.

Talisman manages its balance sheet with reference to its liquidity and a debt-to-cash flow ratio. The main factors in assessing the Company's liquidity are cash flow, cash provided by and used in investing activities and available bank credit facilities. The debt-to-cash flow ratio is calculated using gross debt divided by cash flow for the year.

The debt-to-cash flow ratio at December 31, 2010 and 2009 was as follows:

	2010	2009

Gross debt (note 10)	4,225	3,820

Cash flow	3,058	3,961

Debt-to-cash flow	1.38:1	0.96:1

The calculation of cash flow is as follows:

	2010	2009

Cash provided by operating activities	3,460	3,599

Changes in non-cash working capital	(402)	362

Cash flow	3,058	3,961

Talisman's debt-to-cash flow increased from 0.96:1 at December 31, 2009 to 1.38:1 at December 31, 2010 as a result of the issuance of US$600 million of 3.75% notes and the impact of the timing of oil liftings on changes in non-cash operating working capital.

Talisman is in compliance with all of its debt covenants. The Company's principal financial covenant under Facility No.1 is a debt-to-cash flow ratio of 3.5:1, calculated quarterly on a trailing twelve month basis.

TALISMAN ENERGY ANNUAL REPORT 77

13. Share Capital and Stock-Based Compensation

Authorized

Talisman's authorized share capital consists of an unlimited number of common shares without nominal or par value and an unlimited number of first and second preferred shares.

Issued

Continuity of common shares	2010		2009		2008

	Shares	Amount	Shares	Amount	Shares	Amount

Balance, beginning of year	1,014,876,564	2,374	1,014,708,249	2,372	1,018,590,255	2,437

Issued on exercise of stock options	4,835,056	97	168,315	2	179,994	3

Shares purchased and held in trust for PSU plans (see below)	(4,482,681)	(82)	–	–	(4,062,000)	(68)

Shares released from trust for 2008 PSU plan (see below)	4,062,000	68	–	–	–	–

Balance, end of year	1,019,290,939	2,457	1,014,876,564	2,374	1,014,708,249	2,372

During 2010, Talisman declared a dividend of $0.25 per share (2009 – $0.225 per share; 2008 – $0.20 per share) for an aggregate dividend of $254 million (2009 – $229 million; 2008 – $204 million).

Subsequent to December 31, 2010, 3,186,294 stock options were exercised for shares.

No preferred shares have been issued.

Normal Course Issuer Bid

In December 2010, Talisman renewed its normal course issuer bid, pursuant to which the Company may repurchase through the facilities of the Toronto Stock Exchange and New York Stock Exchange up to 51,068,705 of its common shares (representing 5% of the common shares outstanding at November 29, 2010) during the 12-month period commencing December 15, 2010 and ending December 14, 2011.

During the years ended December 31, 2010, 2009 and 2008, Talisman did not repurchase any common shares of the Company under its normal course issuer bid.

Stock Option Plans

Talisman has stock option plans that govern the granting of options to employees and directors. All options issued by the Company permit the holder to purchase one common share of the Company at the stated exercise price or to receive a cash payment equal to the appreciated value of the stock underlying the stock option. Options granted under the plans are generally exercisable after three years and expire 10 years after the grant date. Option exercise prices approximate the market price for the common shares on the date the options are granted.

78 TALISMAN ENERGY ANNUAL REPORT

Continuity of stock options	2010		2009		2008

	Number of options	Average exercise price ($)	Number of options	Average exercise price ($)	Number of options	Average exercise price ($)

Outstanding at January 1	69,489,526	15.22	64,877,521	15.14	63,578,912	13.21

Granted	7,743,117	17.42	12,023,390	13.37	17,071,170	17.71

Exercised for common shares	(4,835,056)	11.75	(168,315)	5.87	(179,994)	9.00

Surrendered for cash payment	(6,254,804)	12.59	(4,887,191)	9.00	(13,880,528)	9.08

Forfeited	(3,183,560)	17.81	(2,355,879)	17.03	(1,712,039)	19.11

Outstanding at December 31	62,959,223	15.89	69,489,526	15.22	64,877,521	15.14

Exercisable at December 31	35,790,358	15.59	33,825,777	13.28	30,135,489	10.80

Options available for future grants pursuant to the Company's Stock Option Plans	42,653,842		40,928,730		45,709,050

The range of exercise prices of the Company's outstanding stock options is as follows:

December 31, 2010	Outstanding options			Exercisable options

Range of exercise prices ($)	Number of options	Weighted average exercise price ($)	Weighted average years to expiry	Number of options	Weighted average exercise price ($)

5.88 - 5.99	8,775	5.88	1	8,775	5.88

6.00 - 8.99	7,189,173	7.29	2	7,189,173	7.29

9.00 - 11.99	1,446,734	11.38	8	598,255	11.12

12.00 - 14.99	16,808,877	13.58	6	8,818,256	13.92

15.00 - 17.99	7,271,203	17.23	9	430,105	16.52

18.00 - 22.54	30,234,461	19.11	6	18,745,794	19.68

5.88 - 22.54	62,959,223	15.89	6	35,790,358	15.59

The mark-to-market liability for the stock option plans at December 31, 2010 was $344 million (2009 – $268 million), of which $301 million (2009 – $242 million) is included in accounts payable and accrued liabilities on the Consolidated Balance Sheets.

Subsequent to December 31, 2010, 157,486 stock options were surrendered for cash, 3,186,294 were exercised for shares, none were granted and 182,081 were forfeited, with 59,433,362 outstanding at February 22, 2011.

Cash Unit Plans

In addition to the Company's stock option plans, certain of Talisman's subsidiaries issue stock appreciation rights under the cash unit plans. Cash units are similar to stock options except that the holder does not have a right to purchase the underlying shares of the Company. Units granted under the cash unit plan are generally exercisable after three years and expire 10 years after the grant date.

TALISMAN ENERGY ANNUAL REPORT 79

Continuity of cash units	2010		2009		2008

	Number of units	Average exercise price ($)	Number of units	Average exercise price ($)	Number of units	Average exercise price ($)

Outstanding at January 1	10,078,102	16.42	9,723,082	16.52	9,970,493	15.14

Granted	1,170,920	17.38	1,403,650	13.23	2,184,940	18.06

Exercised	(826,175)	14.39	(732,565)	9.72	(1,984,466)	10.85

Forfeited	(310,055)	17.49	(316,065)	18.94	(447,885)	19.43

Outstanding at December 31	10,112,792	16.64	10,078,102	16.42	9,723,082	16.52

Exercisable at December 31	6,180,730	16.83	4,806,867	15.09	3,495,861	11.40

The range of exercise prices of the Company's cash units is as follows:

December 31, 2010	Outstanding units			Exercisable units

Range of exercise prices ($)	Number of units	Weighted average exercise price ($)	Weighted average years to expiry	Number of units	Weighted average exercise price ($)

6.60 - 8.99	854,140	7.51	3	853,120	7.51

9.00 - 11.99	123,653	10.77	8	30,472	10.76

12.00 - 14.99	2,417,800	13.65	6	1,327,278	13.97

15.00 - 17.99	1,217,658	17.21	9	130,733	17.18

18.00 - 20.41	5,499,541	19.38	6	3,839,127	19.93

6.60 - 20.41	10,112,792	16.64	6	6,180,730	16.83

The mark-to-market liability for the cash unit plans at December 31, 2010 was $48 million (2009 – $28 million), of which $47 million (2009 – $27 million) is included in accounts payable and accrued liabilities on the Consolidated Balance Sheets.

Subsequent to December 31, 2010, 537,030 cash units were exercised, none were granted and 72,832 were forfeited, with 9,502,930 outstanding at February 22, 2011.

Long-Term Performance Share Unit (PSU) Plan

In 2009, the Company implemented a long-term PSU plan that allows for the granting of PSUs to employees. During 2010, 3,768,840 PSUs were granted pursuant to this plan which vest on December 31, 2012 (2009 – 5,791,165 PSUs were granted which vest on December 31, 2011) to varying degrees (0-150%) subject to predetermined performance measures being achieved. Each PSU represents the right, subject to performance, to receive one common share of the Company.

Continuity of long-term PSU plan	2010	2009

	Number of units	Number of units

Outstanding at January 1	5,520,158	–

Granted	3,768,840	5,791,165

Forfeited	(1,115,236)	(271,007)

Outstanding at December 31	8,173,762	5,520,158

To satisfy the Company's obligations to deliver common shares to settle the PSUs, Talisman has arranged for a third party trustee to hold common shares which were purchased on the open market. During 2010, the Company purchased

80 TALISMAN ENERGY ANNUAL REPORT

4,482,681 common shares on the open market for $82 million. For accounting purposes, the cost of the purchase of the common shares held in trust has been accounted for as a reduction in outstanding common shares, and the trust has been consolidated in accordance with Accounting Guideline 15 since it meets the definition of a variable interest entity and the Company is the primary beneficiary of the trust. The Company is not exposed to fluctuations in the stock price in respect of the shares held in trust. Additional purchases of common shares to satisfy the Company's obligations are contemplated.

During the year, the Company recorded stock-based compensation of $40 million (2009 – $17 million), including capitalized expense of $5 million (2009 – $2 million), relating to its long-term PSU plan, with a corresponding increase in contributed surplus.

Subsequent to December 31, 2010, no long-term PSUs were granted and 47,156 were forfeited, with 8,126,606 outstanding at February 22, 2011. During this period, the Company funded the purchase of a further 368,000 common shares on the open market for $8 million to settle the PSUs.

2008 PSU Plan

In 2008, Talisman implemented a PSU plan pursuant to which 4,158,860 PSUs were granted. These PSUs vested on January 31, 2010 subject to predetermined performance measures being achieved. Based on the Company's performance relative to these predetermined performance measures, the Board of Directors approved the vesting of 90% of the PSUs granted.

To satisfy the Company's obligation to deliver common shares to settle the PSUs, the Company established a trust that purchased 4,062,000 common shares on the open market for $68 million in 2008. These shares were released from trust when the PSUs vested in 2010.

During the year, the Company recorded stock-based compensation recovery of $3 million (2009 – $43 million expense; 2008 – $20 million expense) relating to its 2008 PSU plan, with a corresponding change in contributed surplus.

Deferred Share Unit (DSU) Plan

Talisman issues DSUs to directors in lieu of cash compensation. Each DSU represents the right to receive a cash payment on retirement equal to the market value of the Company's shares at the time of surrender. Dividends are credited as additional DSUs when paid. At December 31, 2010, there were 330,448 (2009 – 396,550) units outstanding. The mark-to-market liability of $7 million (2009 – $8 million) is included in accounts payable and accrued liabilities on the Consolidated Balance Sheets. Expense of $nil (2009 – $4 million) related to the DSUs is recognized in general and administrative expenses on the Consolidated Statements of Income.

Restricted Share Unit (RSU) Plan

Talisman has a RSU plan that grants RSUs to eligible employees. All RSUs issued by the Company permit the holder to receive a cash payment equal to the market value of the stock. Typically, RSUs granted under the plan are paid three years after the grant date. At December 31, 2010, there were 462,133 (2009 – 342,730) units outstanding (including dividend equivalent RSUs). The mark-to-market liability of $5 million (2009 – $3 million) is included in accounts payable and accrued liabilities on the Consolidated Balance Sheets.

Stock-Based Compensation

For the year ended December 31, 2010, the Company recorded stock-based compensation expense of $201 million (2009 – $290 million expense; 2008 – $73 million recovery) in respect of the plans described above as follows: stock options – $145 million expense (2009 – $207 million expense; 2008 – $92 million recovery), cash units – $22 million expense (2009 – $22 million expense; 2008 – $1 million recovery), 2008 PSU plan – $3 million recovery (2009 – $43 million expense; 2008 – $20 million expense), long-term PSU plan – $35 million expense (2009 – $15 million expense) and RSUs – $2 million expense (2009 – $3 million expense; 2008 – $nil).

TALISMAN ENERGY ANNUAL REPORT 81

During the year, the Company paid cash of $55 million (2009 – $52 million; 2008 – $211 million) to employees in settlement of fully accrued option liabilities for options exercised. In addition, the Company capitalized stock-based compensation expense of $29 million (2009 – $42 million; 2008 – $6 million).

Of the combined mark-to-market liability for stock option, cash unit, DSU and RSU plans of $404 million (2009 – $307 million), $360 million (2009 – $280 million) is included in accounts payable and accrued liabilities on the Consolidated Balance Sheets and $44 million (2009 – $27 million) is included in other long-term obligations.

14. Accumulated Other Comprehensive Loss

The components of accumulated other comprehensive loss are as follows:

	2010	2009	2008

Accumulated other comprehensive loss at beginning of year

Derivative financial instruments designated as cash flow hedges	–	1	(16)

Foreign currency translation adjustments	(590)	(273)	(173)

	(590)	(272)	(189)

Other comprehensive loss for the year

Derivative financial instruments designated as cash flow hedges

Unrealized gains (losses) arising during the year	14	39	(50)

Realized losses (gains) recognized in net income	(12)	(40)	67

Foreign currency translation adjustments	(625)	(317)	(100)

Transfer of accumulated foreign currency gain to net income (note 3)	(465)	–	–

	(1,088)	(318)	(83)

Accumulated other comprehensive loss at end of year

Derivative financial instruments designated as cash flow hedges	2	–	1

Foreign currency translation adjustments	(1,680)	(590)	(273)

	(1,678)	(590)	(272)

15. Financial Instruments

Talisman's financial assets and liabilities at December 31, 2010 are composed of cash and cash equivalents, accounts receivable, note receivable, investments, bank indebtedness, accounts payable and accrued liabilities, long-term debt and risk management assets and liabilities arising from the use of derivative financial instruments.

The Company is exposed to financial risks arising from its financial assets and liabilities. The financial risks include market risk related to foreign exchange rates, interest rates and commodity prices, credit risk and liquidity risk.

Fair Value of Financial Assets and Liabilities

The fair values of cash and cash equivalents, accounts receivable (excluding the fair value of derivative contracts), bank indebtedness, and accounts payable and accrued liabilities (excluding the fair value of derivative contracts) approximate their carrying values due to the short-term maturity of those instruments. The note receivable is classified as a held-for-trading financial instrument and presented at fair value calculated using discounted cash flows, and the Black-Scholes model is used to value the conversion feature. Unobservable inputs utilized to determine the fair value of the note receivable include the weighted average cost of capital and volatility of the common shares of the counterparty.

Borrowings under bank credit facilities are short-term in nature and are market rate based, thus, carrying value approximates fair value. The fair value of public debentures and notes is based on market quotations, which reflect the discounted present value of the principal and interest payments using the effective yield for instruments having the same term and risk characteristics. The fair values of private notes are based on estimations provided by third parties. The fair value of Talisman's floating rate debt is determined by discounting future estimated coupon payments at the current market interest rate. The fair

82 TALISMAN ENERGY ANNUAL REPORT

value of Talisman's gross long-term debt at December 31 was $4.6 billion (2009 – $4 billion), while the carrying value was $4.2 billion (2009 – $3.8 billion).

Risk management assets and liabilities are recorded at their estimated fair values. To estimate fair value, the Company uses quoted market prices when available, or models that utilize observable market data. In addition to market information, the Company incorporates transaction specific details that market participants would utilize in a fair value measurement, including the impact of non-performance risk. The Company's non-performance risk is determined based on third party quotes for debt instruments with maturity dates that are similar, or in close approximation to, the maturity dates of the corresponding financial instrument. The Company's liabilities have decreased by $2 million as a result of incorporating non-performance risk. The Company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

•
level 1 – inputs represent quoted prices in active markets for identical assets or liabilities (for example, exchange-traded commodity derivatives). Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

•
level 2 – inputs other than quoted prices included within level that are observable, either directly or indirectly, as of the reporting date. Level 2 valuations are based on inputs, including quoted forward prices for commodities, market interest rates, and volatility factors, which can be observed or corroborated in the marketplace. The Company obtains information from sources such as the New York Mercantile Exchange (NYMEX) and independent price publications.

•
level 3 – inputs that are less observable, unavailable or where the observable data do not support the majority of the instrument's fair value, such as the Company's internally developed assumptions about market participant assumptions used in pricing an asset or liability; for example, an estimate of future cash flows used in the Company's internally developed present value of future cash flows model that underlies the fair value measurement.

In forming estimates, the Company utilizes the most observable inputs available for valuation purposes. If a fair value measurement reflects inputs of different levels within the hierarchy, the measurement is categorized based upon the lowest level of input that is significant to the fair value measurement. The valuation of over the counter financial swaps and collars is based on similar transactions observable in active markets or industry standard models that primarily rely on market observable inputs. Substantially all of the assumptions for industry standard models are observable in active markets throughout the full term of the instrument. These are categorized as level 2.

Fair values for cross currency and interest rate derivative instruments are determined based on the estimated cash payment or receipt necessary to settle the contract. Cash payments or receipts are based on discounted cash flow analysis using current market rates and prices. Fair values for commodity price derivatives are based on discounted cash flow analysis using current market rates and prices and option pricing models using forward pricing curves and implied volatility, as appropriate, which are compared to quotes received from financial institutions for reasonability.

TALISMAN ENERGY ANNUAL REPORT 83

The following table presents the Company's material assets and liabilities measured at fair value for each hierarchy level as at December 31, 2010:

	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Total Fair Value

Assets

Interest rate swaps	–	37	–	37

Cross currency swaps	–	46	–	46

Commodity collars	–	48	–	48

Commodity swaps	–	11	–	11

Note receivable	–	–	41	41

	–	142	41	183

Liabilities

Commodity collars	–	105	–	105

Commodity swaps	–	11	–	11

	–	116	–	116

The following table sets forth a reconciliation of changes in the fair value of the assets classified as level 3 in the fair value hierarchy:

	2010	2009

Balance at January 1	43	31

Realized and unrealized gains (losses)	(2)	12

Balance at December 31	41	43

Risk Management Assets, Liabilities, Gains and Losses

Derivative Instrument	Balance Sheet Caption	2010	2009

Assets

Interest rate swaps	Accounts receivable	13	13

Interest rate swaps	Other assets	24	14

Cross currency swaps	Accounts receivable	46	–

Cross currency swaps	Other assets	–	28

Commodity contracts	Accounts receivable	59	17

Risk management assets		142	72

Liabilities

Cross currency swaps	Accounts payable and accrued liabilities	–	1

Commodity contracts	Accounts payable and accrued liabilities	116	275

Commodity contracts	Other long-term obligations	–	7

Risk management liabilities		116	283

During the year, the Company recorded a gain of $102 million (2009 – $412 million loss; 2008 – $1,664 million gain) in respect of the note receivable, the fixed-to-floating interest rate swap and commodity derivative instruments designated as held-for-trading financial instruments, including a realized loss of $176 million (2009 – $989 million gain; 2008 – $442 million gain), which is included in cash provided by operating activities.

84 TALISMAN ENERGY ANNUAL REPORT

Currency Risk

Talisman's Consolidated Financial Statements are presented in C$. Results of operations are affected primarily by the exchange rates between the C$, the US$, UK£ and NOK. These exchange rates may vary substantially. Most of the Company's revenue is received in or is referenced to US$ denominated prices, while Talisman's expenditures are denominated in C$, US$, UK£ and NOK. A change in the relative value of the C$ against the US$ or the UK£ would also result in an increase or decrease in Talisman's US$ or UK£ denominated debt, as expressed in C$ and the related interest expense. Talisman is also exposed to fluctuations in other foreign currencies. Effective from the first quarter of 2011, the Company will be reporting its financial results in US$.

Talisman manages its foreign exchange exposure in a number of ways. By denominating most of its borrowings in US$, the Company is able to reduce some of its economic exposure to currency fluctuations. Talisman also manages its translation exposure by generally matching internal borrowings with its subsidiaries' functional currencies. The Company purchases foreign currencies, mostly at spot value, to meet its current foreign currency obligations as they come due.

Talisman enters into derivative instruments from time to time to mitigate its currency risk. At December 31, 2010, the Company had cross currency interest rate swap contracts that effectively swap the 4.44% C$350 million medium term notes repaid in January 2011 into US$304 million at an interest rate of 5.05%. These contracts have been designated as a cash flow hedge. The effective portion of the changes in the fair value of the cross currency interest rate swaps is recognized initially in other comprehensive loss and is reclassified to foreign exchange gains or losses as foreign exchange translation gains or losses on the hedged debt are recorded. For the year ended December 31, 2010, the net decrease in other comprehensive loss resulting from these contracts was $2 million. The changes in the hedged item and hedging item attributable to foreign exchange are included in net income when incurred. Since the hedge was effective, the net effect of these entries had no impact on net income.

In order to reduce Talisman's exposure to exchange rate fluctuations, the Company has designated loans denominated in the foreign currencies of its self-sustaining operations as effective net investment hedges. For the year ended December 31, 2010, gains of $22 million have been included in other comprehensive loss. These losses are attributable to the translation of Talisman's UK£250 million denominated debt.

In respect of financial instruments existing at December 31, 2010, a 1% strengthening of the US$ against the other currencies noted above, with all other variables assumed constant, would have resulted in an increase of $7 million in net income and $3 million in other comprehensive loss in the year ended December 31, 2010. A similar weakening of the US$ would have had the opposite impact.

Interest Rate Risk

Talisman is exposed to interest rate risk principally by virtue of its borrowings. Borrowing in floating rates exposes Talisman to short-term movements in interest rates. Borrowing in fixed rates exposes Talisman to mark-to-market interest rate risk as well as reset risk (i.e. at debt maturity). Risk management activities aim to manage the mix of fixed-to-floating debt to best manage the trade-off between longer term interest rate reset risk and shorter term volatility in interest rates.

In order to mitigate its exposure to interest rate changes, Talisman enters into interest rate swaps from time to time to manage the ratio of fixed rate debt to floating rate debt. At December 31, 2010, the Company had fixed-to-floating interest rate swap contracts with a total notional amount of US$300 million that expire on May 15, 2015. During the year ended December 31, 2010, the fair value of the fixed-to-floating interest rate swaps increased by $10 million. The Company no longer designated the swap as a hedge starting in the fourth quarter of 2008.

In respect of financial instruments existing at December 31, 2010, a 1% increase in interest rates would have $nil impact on net income and $nil impact on other comprehensive loss in the year ended December 31, 2010. This result was achieved because the impact that a 1% increase in interest rates has on cash and cash equivalents and the note receivable was offset with the impact that a 1% increase in interest rates has on the Company's interest rate swap. These items may not offset in future periods.

TALISMAN ENERGY ANNUAL REPORT 85

Credit Risk

Talisman is exposed to credit risk, which is the risk that a customer or counterparty will fail to perform an obligation or settle a liability, resulting in financial loss to the Company. Talisman manages exposure to credit risk by adopting credit risk guidelines approved by the Board of Directors that limit transactions according to counterparty creditworthiness. The Company routinely assesses the financial strength of its joint participants and customers, in accordance with the credit risk guidelines. Talisman's credit policy requires collateral to be sought from counterparties considered to present a material risk of non-payment, which would include entities internally assessed as high risk or those with ratings below investment grade. Collateral received from customers at December 31, 2010 included $223 million of letters of credit.

A significant proportion of Talisman's accounts receivable balance is with customers in the oil and gas industry and is subject to normal industry credit risks. At December 31, 2010, approximately 87% of the Company's trade accounts receivable were current. Talisman had no customers with individually significant balances outstanding at December 31, 2010. Concentration of credit risk is mitigated by having a broad domestic and international customer base of highly rated counterparties.

Derivative counterparty exposure within accounts receivable increased during 2010 due principally to the increase in the fair value of natural gas commodity derivatives entered into during 2010 resulting from the reduction in the gas price. The Company diversifies its derivative counterparty exposure.

The Company also has credit risk arising from cash and cash equivalents held with banks and financial institutions. The Company's policy allows it to deposit cash balances at financial institutions subject to a sliding scale limit, depending on creditworthiness.

The maximum credit exposure associated with financial assets is the carrying values.

Liquidity Risk

Talisman is exposed to liquidity risk, which is the risk that the Company may be unable to generate or obtain sufficient cash to meet its commitments as they come due. Talisman mitigates this risk through its management of cash, debt, committed credit capacity and its capital program.

Talisman maintains appropriate undrawn capacity in its revolving credit facilities to meet short-term fluctuations from forecasted results. Talisman manages its liquidity requirements by use of both short-term and long-term cash forecasts, and by maintaining appropriate undrawn capacity under committed bank lines.

The majority of the Company's debt matures subsequent to 2014, with $357 million maturing in 2011.

At December 31, 2010, the Company had not drawn against its available $4 billion of bank lines of credit, $3.85 billion of which is committed through 2014. These maturity dates may be extended from time to time by agreement between the Company and the respective lenders.

Except for derivatives that mature as noted below, long-term debt that matures as outlined in note 10 and other long-term obligations detailed in note 11, all of the Company's financial liabilities are due within one year.

Commodity Price Risk

Talisman is exposed to commodity price risk since its revenues are dependent on the price of crude oil, natural gas, and natural gas liquids. Talisman enters into derivative instruments from time to time to mitigate commodity price risk volatility under guidelines approved by the Board of Directors. The Company may hedge a portion of its future production to protect cash flows to allow it to meet its strategic objectives.

During 2010 and 2009, no gains or losses arose as a result of commodity derivative instruments designated as hedges, all such hedges having expired, and, consequently, there was no impact on recorded sales. In 2008, realized losses related to commodity derivative instruments designated as hedges resulted in a decrease of recorded sales of $28 million.

86 TALISMAN ENERGY ANNUAL REPORT

The Company had the following commodity price derivative contracts not designated as hedges outstanding at December 31, 2010:

Fixed price swaps	Term	mcf/d	C$/mcf	Fair value

ICE index	Jan-Mar 2011	17,824	6.45	(6)

ICE index	Apr-Jun 2011	16,886	5.89	(5)

				(11)

Fixed price swaps	Term	mcf/d	US$/mcf	Fair value

NYMEX index	Jan-Dec 2011	23,734	6.12	11

Two-way collars	Term	bbls/d	Floor/ceiling US$/bbl	Fair value

Dated Brent oil index	Jan-Jun 2011	20,000	80.00/92.41	(18)

Dated Brent oil index	Jan-Dec 2011	21,000	80.00/91.27	(49)

Dated Brent oil index	Jan-Dec 2011	20,000	84.00/97.57	(20)

WTI	Jan-Dec 2011	9,000	80.00/92.00	(18)

				(105)

Two-way collars	Term	mcf/d	Floor/ceiling US$/mcf	Fair value

NYMEX index	Jan-Jun 2011	95,000	5.27/6.66	12

NYMEX index	Jan-Dec 2011	71,200	6.14/6.59	36

				48

TALISMAN ENERGY ANNUAL REPORT 87

In respect of outstanding financial instruments and assuming forward commodity prices in existence at December 31, 2010, an increase of US$1/bbl in the price of oil and $0.10/mcf in the price of natural gas would have reduced the net fair value of commodity derivatives, thereby resulting in a decrease in net income of approximately $13 million for the year ended December 31, 2010. A similar decrease in commodity prices would result in an increase in net income of approximately $15 million for the year ended December 31, 2010. However, net income would also be impacted by the effect of the change in the commodity price on underlying transactions and taxes.

16. Contingencies and Commitments

Contingencies

From time to time, Talisman is the subject of litigation arising out of the Company's operations. While Talisman assesses the merits of each lawsuit and defends itself accordingly, the Company may be required to incur significant expenses or devote significant resources to defend itself against such litigation. These claims are not expected to have a material impact on the Company's financial position.

In September 2006, the United States District Court for the Southern District of New York (the Court) granted Talisman's Motion for Summary Judgment, dismissing the lawsuit brought against Talisman by the Presbyterian Church of Sudan and others under the Alien Tort Claims Act. The lawsuit alleged that the Company conspired with, or aided and abetted, the Government of Sudan to commit violations of international law in connection with the Company's now disposed of interest in oil operations in Sudan. The plaintiffs have twice attempted to certify the lawsuit as a class action. In March 2005 and in September 2005, the Court rejected the plaintiffs' effort to certify two different classes (or groups) of plaintiffs. In October 2009, the Second Circuit Court of Appeals dismissed the plaintiff's appeal of the Court's decision granting Talisman's Motion for Summary Judgment, denying class certification and refusing to consider the plaintiff's proposed third amended complaint. On April 15, 2010, the plaintiffs requested the United States Supreme Court to permit an appeal by the plaintiffs of the Second Circuit Court of Appeals decision that dismissed their appeal. On October 4, 2010, the United States Supreme Court refused to grant the plaintiffs' appeal request. Accordingly, the action has now been resolved in the Company's favour.

Estimated Future Minimum Commitments1

During the year, Talisman incurred rental expense of $593 million (2009 – $782 million; 2008 – $768 million) in respect of its operating leases.

The Company's estimated future commitments at December 31, 2010 for 2011 and beyond are as follows:

	2011	2012	2013	2014	2015	Subsequent to 2015	Total

Office leases	43	36	35	35	12	43	204

Vessel leases	251	102	96	87	87	12	635

Transportation and processing commitments[2]	158	150	127	116	111	679	1,341

Minimum work commitments	442	230	117	57	20	–	866

Abandonment obligations	18	23	30	25	161	4,219	4,476

Other service contracts[3]	525	172	49	48	42	17	853

Total	1,437	713	454	368	433	4,970	8,375

1
Future minimum payments denominated in foreign currencies have been translated into C$ based on the December 31, 2010 exchange rate.

2
Certain of the Company's transportation commitments are tied to firm gas sales contracts.

3
Other service contracts includes drilling rig commitments to meet a portion of the Company's future drilling requirements.

There have been no significant changes in the Company's expected future payment commitments, and the timing of those payments, since December 31, 2010.

88 TALISMAN ENERGY ANNUAL REPORT

Talisman's estimated total undiscounted future ARO at December 31, 2010 was $4.5 billion (2009 – $4.5 billion), approximately 65% of which relates to Talisman's UK operations. At December 31, 2010, Talisman had accrued $2.3 billion (2009 – $2.1 billion) of this liability. The Company had provided letters of credit at January 1, 2011 in an amount of $1.3 billion, of which $814 million were provided as security for the costs of future dismantlement, site restoration and abandonment obligations in the UK. The remaining outstanding letters of credit relate primarily to a retirement compensation arrangement, guarantees of minimum work commitments and abandonment obligations in other areas. In addition, the Company has issued guarantees as security for certain minimum work, future dismantlement, site restoration and abandonment obligations in lieu of letters of credit. Talisman has approximately $218 million of abandonment letters of credit in place from January 1, 2011 until December 31, 2011 in respect of assets held by third parties.

Talisman leases certain of its ocean-going vessels and corporate offices, all of which, with the exception of the leasing arrangements described in note 11, are accounted for as operating leases. In addition to the minimum lease payments, Talisman has ongoing operating commitments associated with the vessels.

Talisman has firm commitments for gathering, processing and transportation services that require the Company to pay tariffs to third parties for processing or shipment of certain minimum quantities of crude oil and liquids and natural gas. The Company anticipates having sufficient production to meet these commitments.

Physical Commodity Contracts

The Company enters into fixed price sales contracts for the physical delivery of commodities. These contracts are in the regular course of business and are not intended to be settled for net cash payment. As such, the fair value of these contracts is not recognized in the Consolidated Financial Statements and future revenues are recognized in net income as earned over the term of the contract. The Company anticipates having sufficient future production to meet these fixed price sales contract commitments. The Company had the following physical commodity contracts outstanding at December 31, 2010:

	Term	mcf/d	C$/mcf

AECO natural gas swaps	Jan-Dec 2011	3,671	2.98

Long-Term Sales Contracts

In order to support the Company's investments in natural gas projects outside of North America and the North Sea, Talisman has entered into a number of long-term sales contracts.

The majority of Talisman's share of natural gas production from the Corridor block in Indonesia is currently sold under three long-term sales agreements with Caltex, Singapore Power and PGN. Under an amended agreement with Caltex, natural gas sales are at a price equal to 76% of the equivalent value of the Indonesia Crude Price for Duri crude oil. The minimum volume commitment under this contract is approximately 388 bcf over the remaining 11-year life of the contract. Under the agreement with Singapore Power, natural gas sales to Singapore from Corridor are referenced to a price formula which is based on the quoted spot price of fuel oil in Singapore. The minimum volume commitment is approximately 240 bcf over the remaining 13-year life of the contract. Under the agreement with PGN, natural gas sales from Corridor to PGN for their markets in West Java are at a fixed price of US$1.91/mcf, with no associated transportation costs. The minimum volume commitment is approximately 668 bcf over the remaining 13-year life of the contract.

The Company is subject to volume delivery requirements for approximately 100 mmcf/d at prices referenced to the Singapore fuel oil spot market in relation to a long-term sales contract in Malaysia/Vietnam which is currently scheduled to end in 2018. In the event these delivery requirements are not met on a daily basis within a contract year, volumes delivered in the subsequent contract year equivalent to such unmet delivery requirements are subject to a 25% price discount.

Currently, the Company anticipates having sufficient production to meet all future delivery requirements.

TALISMAN ENERGY ANNUAL REPORT 89

17. Other Revenue

Years ended December 31	2010	2009	2008

Pipeline and custom treating tariffs[1]	77	85	90

Investment income	11	11	14

Marketing income	22	19	8

Total	110	115	112

1
$nil (2009 – $13 million; 2008 – $38 million) has been reclassified to income from discontinued operations.

18. Other Expenses, Net

Years ended December 31	2010	2009	2008

Net gain on asset disposals	(59)	(37)	(66)

Foreign exchange loss (gain)	92	(15)	(165)

Property impairments (note 8)	118	70	4

Restructuring[2]	–	18	–

Inventory writedown	7	15	1

Bad debt expense (recovery)	–	(18)	18

Miscellaneous interest	24	18	1

Other[1]	12	(4)	28

Total	194	47	(179)

1
$3 million (2009 – $4 million; 2008 – $7 million) has been reclassified to income from discontinued operations.

2
Relates to charges incurred in connection with the reorganization of the Company's North America operations, which was completed in 2009.

19. Taxes

Income Taxes

The current and future income taxes for each of the three years ended December 31 are as follows:

Years ended December 31	2010	2009	2008

Current income tax (recovery)

North America	9	182	(148)

UK	336	189	756

Scandinavia	324	51	243

Southeast Asia	306	243	353

Other	57	66	78

	1,032	731	1,282

Future income tax (recovery)

North America	(161)	(451)	494

UK	(15)	(109)	(194)

Scandinavia	(64)	6	(85)

Southeast Asia	(16)	(100)	(27)

Other	(16)	(24)	(23)

	(272)	(678)	165

Total[1]	760	53	1,447

1
$(77) million (2009 – $146 million; 2008 – $267 million) has been reclassified to income from discontinued operations.

90 TALISMAN ENERGY ANNUAL REPORT

The components of the net future tax liability at December 31 are as follows:

	2010	2009

Future tax liabilities

Property, plant and equipment	5,086	4,689

Other	262	186

	5,348	4,875

Future tax assets

Asset retirement obligations	1,133	1,070

Other	411	258

	1,544	1,328

Net future tax liability[1]	3,804	3,547

1
$nil (2009 – $128 million) has been reclassified to liabilities of discontinued operations.

The net future tax liability at December 31 is presented in the balance sheet as follows:

	2010	2009

Future tax liabilities	3,974	3,667

Future tax assets	(170)	(120)

	3,804	3,547

Income taxes vary from the amount that would be computed by applying the Canadian statutory income tax rate of 28.26% for the year ended December 31, 2010 (2009 – 29.26%; 2008 – 29.79%) to income from continuing operations as follows:

Years ended December 31	2010	2009	2008

Income (loss) from continuing operations before taxes	1,299	(497)	4,502

Statutory income tax rate	28.26%	29.26%	29.79%

Income taxes calculated at the Canadian statutory rate	367	(145)	1,341

Increase (decrease) in income taxes resulting from:

Non-taxable expense (income)	(177)	21	(51)

Tax on items not included in income from continuing operations	130	60	(81)

Deductible PRT expense	(57)	(51)	(81)

Difference between future and statutory tax rates	13	45	(85)

Higher foreign tax rates	484	179	523

Uplift tax benefit	(74)	(70)	(53)

Stock-based compensation	84	–	–

Unrecognized tax benefit	30	8	–

Other	(40)	6	(66)

Income taxes	760	53	1,447

At December 31, 2010, Talisman had unused non-capital tax losses of $1 billion (2009 – $428 million; 2008 – $102 million). The majority of these losses arose in the US and expire between 2028 and 2030.

TALISMAN ENERGY ANNUAL REPORT 91

Changes in the Company's unrecognized tax benefit are as follows:

	2010	2009

Unrecognized tax benefit at January 1	33	67

Increases due to prior period tax positions	30	14

Decreases due to prior period tax positions	–	(55)

Increases due to settlement with taxation authorities	–	8

Decreases due to settlements with taxation authorities	(14)	(1)

Unrecognized tax benefit at December 31	49	33

Talisman's entire unrecognized tax benefit as at December 31, 2010 and December 31, 2009, if recognized, would affect the Company's effective tax rate.

Of the decreases due to prior period tax positions of $55 million in 2009, $49 million was the result of the Company conceding a tax position as a result of an unfavourable court decision involving another taxpayer in a similar transaction.

No significant change in the total unrecognized tax benefit is expected in 2011.

The total amount of interest and penalties included in income tax expense during the year ended December 31, 2010 was $2 million (2009 – $1 million; 2008 – $2 million). The total amount of accrued interest and penalties was $2 million at December 31, 2010 (2009 – $nil).

Talisman's open tax years by jurisdiction are as follows:

Jurisdiction	Tax years subject to examination

Canada	1987 and later

US	2005 and later

UK	2005 and later

Norway	2003 and later

Malaysia	2004 and later

Indonesia	2005 and later

Vietnam	2005 and later

As a matter of course, Talisman is audited regularly by federal and foreign taxing authorities, but does not anticipate adjustments arising from these audits that would materially affect its financial position, results of operations or cash flows.

Petroleum Revenue Tax (PRT)

PRT expense relates primarily to the UK and is comprised of current tax expense of $127 million (2009 – $65 million; 2008 – $83 million) and future tax expense of $4 million (2009 – $43 million; 2008 – $93 million). The measurement of PRT expense and the related provision in the Consolidated Financial Statements is subject to uncertainty associated with future recovery of oil and gas reserves, commodity prices and the timing of future events, which could result in material changes to deferred amounts.

92 TALISMAN ENERGY ANNUAL REPORT

20. Supplemental Cash Flow Information

Items Not Involving Cash

Years ended December 31	2010	2009	2008

Depreciation, depletion and amortization	2,164	2,360	2,606

Dry hole	123	539	442

Net gain on asset disposals	(59)	(37)	(66)

Stock-based compensation expense (recovery)	146	238	(284)

Future income taxes and deferred PRT (recovery)	(268)	(635)	257

Unrealized (gains) losses on held-for-trading financial instruments	(278)	1,401	(1,222)

Other	248	67	90

	2,076	3,933	1,823

Changes in Non-Cash Operating Working Capital

Years ended December 31	2010	2009	2008

Accounts receivable	(20)	(71)	3

Inventories	(15)	(17)	(43)

Prepaid expenses	(11)	3	(5)

Asset retirement obligations expenditures	(18)	(33)	(57)

Accounts payable and accrued liabilities	302	(117)	(11)

Income and other taxes payable	164	(127)	104

Net source (use) of cash	402	(362)	(9)

Other Cash Flow Information

Years ended December 31	2010	2009	2008

Cash interest paid (net of capitalized interest)	182	215	162

Cash income taxes paid	882	920	1,385

21. Cash and Cash Equivalents

Of the cash and cash equivalents balance of $1.6 billion, arising largely from the disposition of assets described in note 3, $440 million has been invested in bank deposits and the remainder in highly rated marketable securities with maturities of less than three months. At December 31, 2010, $63 million was held in escrow in connection with the December 2010 Eagle Ford transaction described in note 4.

22. Weighted Average Number of Common Shares Outstanding – Basic and Diluted

(millions)	2010	2009	2008

Weighted average number of common shares outstanding – basic	1,018	1,015	1,017

Dilution effect of stock options	19	–	17

Weighted average number of common shares outstanding – diluted	1,037	1,015	1,034

Outstanding stock options are the only instruments that are dilutive to net income per share.

TALISMAN ENERGY ANNUAL REPORT 93

In 2010, 28,301,853 (2008 – 26,985,720) stock options that were anti-dilutive were excluded from the computation of diluted net income per share. As a result of the loss from continuing operations, the effect of outstanding stock options on per share amounts was anti-dilutive in 2009.

23. Employee Benefits

The Company sponsors both defined benefit and defined contribution pension arrangements covering most employees. The Company also provides non-pension post-retirement benefits to some of its retirees.

Defined benefit pension plans are based on years of service and final average salary. The defined pension benefits in the UK and Norway, which account for 55% of the accrued benefit obligation at December 31, 2010, will increase at the rate of inflation. Although the Company has no commitment to provide for increases related to inflation on its Canadian defined benefit pension plans, the benefits have increased annually by approximately one-half of the rate of inflation since 2003.

Talisman uses actuarial reports prepared by independent actuaries on the defined benefit pension plans for funding and accounting purposes. The Company uses a December 31 measurement date to value its benefit plan assets and obligations. The most recent actuarial valuations of the Canadian registered defined benefit pension plans for funding purposes was at December 31, 2009, with the next valuations at December 31, 2012. The most recent actuarial valuation of the UK pension scheme for funding purposes was at March 31, 2009, with the next valuation at March 31, 2012.

Actuarial Assumptions

The following significant actuarial assumptions were employed to determine the net benefit expense and the accrued benefit obligations for the defined benefit pension plans:

	2010	2009	2008

Accrued benefit obligation

Discount rate (%)	5.2	5.8	6.5

Rate of compensation increase (%)	4.8	4.9	4.6

Benefit expense

Discount rate (%)	5.8	6.5	5.5

Expected long-term rate of return on plan assets (%)	6.1	5.8	6.6

Assumed health care cost trend rates

Initial health care cost trend rate (%)	10.0	10.0	10.0

Health care cost trend rate declines to (%)	5.0	5.0	5.0

Year that the cost trend rate reaches final rate	2036	2036	2036

The discount rate assumptions used to determine pension and non-pension post-retirement benefits obligations and expense reflect the prevailing rates available on high-quality, fixed-income debt instruments.

The expected long-term rate of return on plan assets is established by developing a forward-looking, long-term return assumption for each asset class, taking into account factors such as the expected real return for the specific asset class and inflation. A single, long-term rate of return is then calculated as the weighted average of the target asset allocation and the long-term return assumption for each asset class.

Investment Policies

The Canadian registered defined benefit pension plans' investment policy provides a framework for managing the plan assets, without undue risk of capital loss and with a reasonable expectation of a rate of return or appreciation in value. Investment managers must manage the plan assets to reasonably track the return of the appropriate index. Equity investments are passively managed to replicate the S&P/TSX Index, the S&P 500 Index and the MSCI EAFE Index. Foreign equity investments

94 TALISMAN ENERGY ANNUAL REPORT

are hedged to the Canadian dollar. Investments in bonds and debentures are managed passively to replicate the DEX Long Term Bond Index and are limited to those meeting minimum credit ratings.

The UK pension scheme's investment policy is designed to spread risks across a range of different sources. This is achieved through asset diversification so as to limit the impact of any single risk. Asset classes considered for the UK pension scheme's investments are UK government and corporate bonds, UK equities and international equities. Plan assets are actively managed, with investment managers maintaining the target asset allocation, described below, within a 5% tolerance range.

Plan Assets

The approximate target allocation percentage for the Canadian registered defined benefit pension plans that account for 31% of total plan assets is 50% equities and 50% bonds. The approximate target allocation for the UK pension scheme that accounts for 57% of total plan assets is 45% UK equities, 35% international equities and 20% UK bonds. Plan assets do not include any common shares of Talisman, other than through equity pooled funds.

The allocation of defined benefit pension plan assets (excluding assets held in refundable tax accounts for the Canadian non-registered defined benefit pension plans) is as follows:

	2010	2009	2008

Equity securities (%)	64	60	58

Fixed income (%)	30	32	32

Cash (%)	4	6	8

Real estate (%)	2	2	2

	100	100	100

The Company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. Refer to note 15 for details concerning the three levels of the fair value hierarchy.

The fair values of defined benefit pension plan assets (excluding assets held in refundable tax accounts for the Canadian non-registered defined benefit pension plans) at December 31, 2010 by asset category are as follows:

	Level 1 inputs	Level 2 inputs	Level 3 inputs	Total fair value

Cash	9	–	–	9

Pooled Funds:

Canadian companies	–	8	–	8

US companies	–	40	–	40

International companies	–	110	–	110

Corporate bonds	–	74	–	74

International government securities	–	9	–	9

Real estate	–	–	5	5

	9	241	5	255

TALISMAN ENERGY ANNUAL REPORT 95

Net Benefit Expense

The net benefit expense for the pension plans is as follows:

Years ended December 31	2010	2009	2008

Current service cost – defined benefit	24	20	22

Interest cost	18	16	15

Actual return on plan assets	(29)	(24)	37

Actuarial loss (gain) on accrued benefit obligation	29	42	(39)

Costs arising during the year	42	54	35

Differences between costs arising and recognized during the year

Return on plan assets	15	13	(52)

Actuarial loss (gain)	(16)	(35)	44

Prior service benefit	1	1	1

Amortization of net transitional item	–	(1)	(1)

Defined benefit plan expense	42	32	27

Defined contribution plan expense	13	14	13

Net benefit expense	55	46	40

The net benefit expense for the defined benefit pension plan is determined by using actuarial assumptions, including expected return on plan assets, and includes the amortization of net actuarial losses and net transitional assets and obligations as described in note 1(k).

The net benefit expense for non-pension post-retirement benefits for the year ended December 31, 2010 was $1 million (2009 – $1 million).

96 TALISMAN ENERGY ANNUAL REPORT

Obligation and Funded Status

Information about the defined benefit pension plans is as follows:

	2010		2009
	Pension plans grouped by funded status		Pension plans grouped by funded status
	Surplus[1]	Deficit[1]	Surplus[1]	Deficit[1]

Accrued benefit obligation

Accrued benefit obligation, beginning of year	60	238	54	189

Transition of plans from a deficit to a surplus position	126	(126)	–	–

Current service cost	15	9	–	20

Interest cost	12	6	4	12

Actuarial loss	13	16	6	36

Plan participants' contributions	1	–	–	2

Benefits paid	(6)	(5)	(4)	(14)

Foreign currency translation	(13)	(2)	–	(7)

Other	–	1	–	–

Accrued benefit obligation, end of year	208	137	60	238

Plan assets

Fair value of plan assets, beginning of year	65	153	59	99

Transition of plans from a deficit to a surplus position	117	(117)	–	–

Actual return on plan assets	27	2	9	15

Employer contributions	19	12	1	59

Plan participants' contributions	1	–	–	2

Benefits paid	(6)	(5)	(4)	(14)

Expenses	–	(1)	–	(3)

Foreign currency translation	(11)	(1)	–	(5)

Fair value of plan assets, end of year	212	43	65	153

Funded status – surplus (deficit)[2]	4	(94)	5	(85)

Unamortized net actuarial loss	49	39	24	62

Unamortized prior service cost	3	1	–	5

Unamortized net transitional item	–	1	–	1

Net accrued benefit asset (liability)	56	(53)	29	(17)

1
The net accrued benefit asset and net accrued benefit liability are included in other assets and other long-term obligations, respectively, on the Consolidated Balance Sheets.

2
The deficit is secured by letters of credit in the amount of $102 million (2009 – $60 million).

The projected future benefit payments for the defined benefit pension plans are as follows:

2011	2012	2013	2014	2015	2016-2020

12	12	12	13	14	87

During 2011, the Company expects to make contributions of $30 million to its defined benefit pension plans.

TALISMAN ENERGY ANNUAL REPORT 97

At December 31, 2010, the accrued benefit obligation for non-pension post-retirement benefits was $11 million (2009 – $11 million). Non-pension post-retirement benefits include medical, dental and life insurance benefits for current and future retirees. The effect of a 1% change in the assumed health care cost trend rates on the accrued benefit obligation and the net benefit expense would be immaterial.

24. Segmented Information

Talisman's activities are conducted in five geographic segments: North America, UK, Scandinavia, Southeast Asia, and Other. The North America segment includes operations in Canada and the US. The Southeast Asia segment includes operations in Indonesia, Malaysia, Vietnam and Australia and exploration activities in Papua New Guinea. The Other segment includes operations in Algeria and exploration activities in Peru, Colombia and the Kurdistan region of northern Iraq. All activities relate to the exploration, development, production and transportation of oil, liquids and natural gas. Effective January 1, 2011, the composition of the Company's segments has changed such that the activities in the UK and Scandinavia will be reported as a single 'North Sea' segment since, in management's judgment, the assets in those locations now share similar economic characteristics. Prior periods will be restated accordingly in the first interim filing subsequent to the change.

98 TALISMAN ENERGY ANNUAL REPORT

	North America[1]			UK			Scandinavia
(millions of C$)	2010	2009	2008	2010	2009	2008	2010	2009	2008

Revenue

Gross sales	1,650	1,394	2,630	2,239	2,188	3,458	1,393	986	1,192

Hedging loss	–	–	–	–	–	(28)	–	–	–

Royalties	188	156	429	7	5	13	–	–	–

Net sales	1,462	1,238	2,201	2,232	2,183	3,417	1,393	986	1,192

Other	88	93	84	18	19	25	3	3	3

Total revenue	1,550	1,331	2,285	2,250	2,202	3,442	1,396	989	1,195

Segmented expenses

Operating	424	403	389	824	878	942	304	285	276

Transportation	61	59	68	34	46	49	64	54	35

DD&A	764	748	768	582	781	1,144	471	406	416

Dry hole expense (recovery)	(4)	134	219	62	30	93	11	69	90

Exploration	40	84	165	16	18	54	32	22	50

Other	(5)	(21)	(86)	(14)	72	23	105	(5)	15

Total segmented expenses	1,280	1,407	1,523	1,504	1,825	2,305	987	831	882

Segmented income (loss) before taxes	270	(76)	762	746	377	1,137	409	158	313

Non-segmented expenses

General and administrative

Interest on long-term debt

Stock-based compensation (recovery)

Currency translation

(Gain) loss on held-for-trading financial instruments

Total non-segmented expenses

Income (loss) from continuing operations before taxes

Capital expenditure

Exploration	285	1,189	1,320	96	149	188	89	157	165

Development	1,506	264	542	507	531	545	501	528	660

Midstream	3	26	41	–	–	–	–	–	–

Exploration and development	1,794	1,479	1,903	603	680	733	590	685	825

Property acquisitions

Proceeds on dispositions

Other non-segmented

Net capital expenditures

Property, plant and equipment	7,721	6,155	6,041	4,347	4,549	4,738	2,668	2,040	1,745

Goodwill	140	149	150	265	289	306	597	628	602

Other	1,546	594	792	540	386	253	376	226	154

Discontinued operations	–	2,585	3,316	–	–	165	–	–	93

Segmented assets	9,407	9,483	10,299	5,152	5,224	5,462	3,641	2,894	2,594

Non-segmented assets

Total assets

1	North America	2010	2009	2008

	Canada	1,231	1,210	2,058

	US	319	121	227

	Total revenue	1,550	1,331	2,285

	Canada	4,991	4,993	5,240

	US	2,730	1,162	801

	Property, plant and equipment	7,721	6,155	6,041

TALISMAN ENERGY ANNUAL REPORT 99

	Southeast Asia[2]			Other[3]			Total
(millions of C$)	2010	2009	2008	2010	2009	2008	2010	2009	2008

Revenue

Gross sales	2,379	1,995	2,479	415	448	510	8,076	7,011	10,269

Hedging loss	–	–	–	–	–	–	–	–	(28)

Royalties	858	675	1,066	221	229	291	1,274	1,065	1,799

Net sales	1,521	1,320	1,413	194	219	219	6,802	5,946	8,442

Other	1	–	–	–	–	–	110	115	112

Total revenue	1,522	1,320	1,413	194	219	219	6,912	6,061	8,554

Segmented expenses

Operating	288	255	195	27	40	20	1,867	1,861	1,822

Transportation	61	55	48	7	8	7	227	222	207

DD&A	318	382	254	29	43	24	2,164	2,360	2,606

Dry hole expense (recovery)	31	253	13	23	53	27	123	539	442

Exploration	118	75	84	178	102	76	384	301	429

Other	21	9	29	(5)	7	5	102	62	(14)

Total segmented expenses	837	1,029	623	259	253	159	4,867	5,345	5,492

Segmented income (loss) before taxes	685	291	790	(65)	(34)	60	2,045	716	3,062

Non-segmented expenses

General and administrative							392	334	294

Interest on long-term debt							163	192	168

Stock-based compensation (recovery)							201	290	(73)

Currency translation							92	(15)	(165)

(Gain) loss on held-for-trading financial instruments							(102)	412	(1,664)

Total non-segmented expenses							746	1,213	(1,440)

Income (loss) from continuing operations before taxes							1,299	(497)	4,502

Capital expenditure

Exploration	242	233	318	285	217	149	997	1,945	2,140

Development	324	444	459	97	46	8	2,935	1,813	2,214

Midstream	–	–	–	–	–	–	3	26	41

Exploration and development	566	677	777	382	263	157	3,935	3,784	4,395

Property acquisitions							1,562	438	452

Proceeds on dispositions							(393)	(323)	(100)

Other non-segmented							80	47	64

Net capital expenditures							5,184	3,946	4,811

Property, plant and equipment	3,076	2,864	2,984	992	823	814	18,804	16,431	16,322

Goodwill	148	110	129	–	–	–	1,150	1,176	1,187

Other	622	427	304	163	156	128	3,247	1,789	1,631

Discontinued operations	–	–	–	–	40	290	–	2,625	3,864

Segmented assets	3,846	3,401	3,417	1,155	1,019	1,232	23,201	22,021	23,004

Non-segmented assets							992	1,597	1,271

Total assets							24,193	23,618	24,275

2	Southeast Asia	2010	2009	2008

	Indonesia	865	693	863

	Malaysia	496	400	424

	Vietnam	53	101	33

	Australia	108	126	93

	Total revenue	1,522	1,320	1,413

	Indonesia	1,081	906	990

	Malaysia	1,067	1,171	1,291

	Vietnam	278	241	456

	Papua New Guinea	426	337	–

	Australia	224	209	247

	Property, plant and equipment	3,076	2,864	2,984

3	Other	2010	2009	2008

	Algeria	194	219	219

	Total revenue	194	219	219

	Algeria	249	193	221

	Kurdistan	595	512	529

	Other	148	118	64

	Property, plant and equipment	992	823	814

100 TALISMAN ENERGY ANNUAL REPORT

25. Information Regarding United States GAAP Differences

Accounting Principles Generally Accepted in the United States

The Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in Canada (Canadian GAAP) which, in most respects, conform to accounting principles generally accepted in the United States (US GAAP). Differences between Canadian and US GAAP are identified below. Comparative US GAAP amounts have been restated as a result of the restatement of comparative Canadian GAAP amounts for operations classified as discontinued in 2010 (see note 3).

Balance Sheet Items in Accordance with US GAAP

		2010		2009
December 31 (millions of C$)	Notes	Canadian GAAP	US GAAP	Canadian GAAP	US GAAP

				(restated – see note 3)	(restated)
Current assets		3,208	3,208	3,154	3,154

Property, plant and equipment	1, 2, 3	18,804	18,907	16,431	16,577

Other non-current assets	4, 8, 9	2,181	2,130	4,033	3,985

Total assets		24,193	24,245	23,618	23,716

Current liabilities	8, 9	3,401	3,675	2,601	2,881

Long-term debt		3,824	3,824	3,770	3,770

Deferred income taxes	2	3,974	3,866	3,599	3,476

Other non-current liabilities	8, 9	2,515	2,572	2,537	2,645

Total liabilities		13,714	13,937	12,507	12,772

Shareholders' equity

Common shares		2,457	2,457	2,374	2,374

Contributed surplus	5	132	149	153	170

Retained earnings	1-5, 8, 9	9,568	8,948	9,174	9,044

Accumulated other comprehensive loss	8, 10	(1,678)	(1,246)	(590)	(644)

Total liabilities and shareholders' equity		24,193	24,245	23,618	23,716

TALISMAN ENERGY ANNUAL REPORT 101

Net Income in Accordance with US GAAP

Years ended December 31 (millions of C$)	Notes	2010	2009	2008

			(restated – see note 3)	(restated – see note 3)
Net income – Canadian GAAP		648	437	3,519

Depreciation, depletion and amortization	1, 2, 3	(15)	(16)	(19)

(Loss) gain on derivative instruments	4	23	(2)	39

Deferred income taxes	2	(15)	44	(21)

Stock-based compensation	9	11	(163)	(5)

Interest on long-term debt	4	–	(3)	(3)

Loss on disposal of discontinued operations	2, 10	(494)	(25)	–

		(490)	(165)	(9)

Net income – US GAAP		158	272	3,510

Per common share amounts US GAAP (C$)

Basic

Income (loss) from continuing operations		0.40	(0.78)	2.82

Income (loss) from discontinued operations		(0.25)	1.05	0.63

Net income		0.15	0.27	3.45

Diluted

Income (loss) from continuing operations		0.40	(0.78)	2.78

Income (loss) from discontinued operations		(0.25)	1.05	0.62

Net income		0.15	0.25	3.40

Comprehensive Income (Loss) in Accordance with US GAAP

Years ended December 31 (millions of C$)	Notes	2010	2009	2008

Net income – US GAAP		158	272	3,510

Foreign currency translation adjustments		(604)	(317)	(100)

Employee benefits, net of tax	8	–	(21)	(3)

Change in fair value of cash flow hedges, net of tax		2	(1)	17

Other comprehensive loss – US GAAP		(602)	(339)	(86)

Comprehensive income (loss) – US GAAP		(444)	(67)	3,424

102 TALISMAN ENERGY ANNUAL REPORT

Statement of Cash Flow Items in Accordance with US GAAP

Years ended December 31 (millions of C$)	Notes	2010	2009	2008

Operating

Cash provided by operating activities	6	3,076	3,298	5,725

Investing

Cash used in investing activities	6	(3,350)	(1,566)	(4,545)

Financing

Cash provided by (used in) financing activities	7	275	12	(1,655)

Effect of translation on foreign currency cash and cash equivalents		(59)	(133)	32

Net increase (decrease) in cash and cash equivalents		(58)	1,611	(443)

Cash and cash equivalents, beginning of year	7	1,704	93	536

Cash and cash equivalents, end of year	7	1,646	1,704	93

GAAP Differences

25.1)    Gains on Property Exchanges:    In 2005, the Company early adopted a new Canadian standard that eliminated a US GAAP reconciling item on a go forward basis. Under both US and Canadian GAAP, non-monetary property exchanges are recorded at fair value unless the transaction lacks commercial substance. Prior to 2005 under both US and Canadian GAAP, property exchanges were recorded at the carrying value of the assets given up unless the exchange transaction included significant cash consideration, in which case it was recorded at fair value. Previous differences in the definition of significant cash consideration under Canadian GAAP have created differences in the carrying value of these properties and results in differences in DD&A in subsequent years.

25.2)    Income Taxes and DD&A Expense:    In 2000, the Company adopted the liability method to account for income taxes. The change to the liability method has eliminated a difference between Canadian and US GAAP. However, in accordance with the recommendations of the CICA, the effect of the adoption under Canadian GAAP resulted in a charge to retained earnings, whereas, under US GAAP, the future tax costs that gave rise to the Canadian GAAP adjustment have already been reflected in PP&E. As a result of the implementation method, further differences in DD&A expense and the net gain on dispositions of discontinued operations result in subsequent years. Other adjustments to the Canadian GAAP net income required under US GAAP, as disclosed in this note, have been tax effected as necessary.

25.3)    Impairments:    In 2004, the Company adopted a Canadian standard that eliminated a US GAAP reconciling item in respect to impairments on a go forward basis. Under both US and Canadian GAAP, PP&E must be assessed for potential impairments. Under US GAAP, and effective under Canadian GAAP in 2004, if the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, then an impairment loss (the amount by which the carrying amount of the asset exceeds the fair value of the asset) should be recognized. Fair value is calculated as the present value of estimated expected future cash flows. Prior to 2004, under Canadian GAAP, the impairment loss was the difference between the carrying value of the asset and its net recoverable amount (undiscounted). Previous impairment charges not required under Canadian GAAP have resulted in differences in DD&A expense in subsequent years.

25.4)    Forward Foreign Exchange Contracts and Other Financial Instruments:    The Company has designated, for Canadian GAAP purposes, some of its derivative financial instruments as hedges. In accordance with Canadian GAAP, payments or receipts on these contracts are recognized in income concurrently with the hedged transaction.

Effective January 1, 2001, the Company adopted a new US standard, as amended, Accounting for Derivative Instruments and Hedging Activities. Effective with the adoption of this standard, every derivative instrument, including certain derivative instruments embedded in other contracts, is recognized on the balance sheet at fair value. The standard requires that changes in the derivative instrument's fair value be recognized currently in net income unless specific hedge accounting criteria are met.

TALISMAN ENERGY ANNUAL REPORT 103

Prior to January 1, 2004, management did not designate any derivative instruments as hedges for US GAAP purposes and, accordingly, these derivative instruments were recognized on the balance sheet at their fair value with the change in their fair value recognized in net income. Subsequent to January 1, 2004 and prior to January 1, 2007, management designated commodity derivative financial instruments as hedges for US GAAP purposes and, accordingly, the changes in their fair value are recognized in other comprehensive loss with any ineffective portion recognized in net income. For fair value hedges, both the financial instrument designated as the hedging item and the portion of the underlying hedged asset or liability attributable to the hedged risk are measured at fair value. Changes in the fair value of the financial instrument designated as the hedging item and changes in the fair value of the hedged item attributable to the hedged risk are reflected in net income immediately.

Effective January 1, 2007, the Company adopted the new Canadian standards that effectively harmonize with US GAAP and, consequently, no GAAP differences arose after that date.

25.5)    Appropriation of Contributed Surplus:    In 1992, concurrent with a change in control of the Company, $17 million of contributed surplus was appropriated to retained earnings to eliminate the deficit at June 30, 1992. This restatement of retained earnings is not permitted under US GAAP as the events that precipitated it did not constitute a quasi-reorganization.

25.6)    Cash Provided by Operating Activities Presentation:    Under US GAAP, exploration expense is treated as an operating item. It is an investing item under Canadian GAAP.

25.7)    Cash and Cash Equivalents:    Under US GAAP, the movement in bank indebtedness is treated as a financing activity. Under Canadian GAAP, bank indebtedness is treated as a component of cash and cash equivalents.

25.8)    Employee Future Benefits:    In 2006, the Company adopted recognition and disclosure provisions of a new US standard, Employers' Accounting for Defined Benefit Pension and Other Post-Retirement Plans. This standard requires the recognition of the net funded status of pension and other post-retirement plans on the balance sheet and recognition of changes in the funded status through comprehensive income (loss). Deferred actuarial losses, past service costs and the net transitional item are presented on the balance sheet in accumulated other comprehensive loss and charged to comprehensive income (loss). In order to record the difference between the funded positions of the plans and the carrying value under Canadian GAAP, other assets have decreased by $51 million (2009 – $25 million), other long-term liabilities have increased by $41 million (2009 – $67 million) and deferred tax assets have been reduced by $23 million (2009 – $23 million), with the balance of $69 million (2009 – $69 million) recorded in accumulated other comprehensive loss. Also under this standard, a company is required to measure defined benefit plan assets and obligations as of the balance sheet date; this is consistent with Talisman's current practice and has not resulted in a GAAP difference.

Amounts in accumulated other comprehensive loss are as follows:

(millions of C$)	Surplus	Deficit	Total

Amounts not yet reflected in the net periodic benefit cost

Net transitional item	–	(1)	(1)

Past service costs	(3)	(1)	(4)

Net actuarial loss	(48)	(39)	(87)

Deferred taxes	13	10	23

Included in accumulated other comprehensive loss	(38)	(31)	(69)

The accumulated benefit obligation, which includes no allowance for future salary levels, was $263 million at December 31, 2010 (2009 – $233 million).

The amounts in accumulated other comprehensive loss that are expected to be recognized as components of net periodic benefit expense over the next fiscal year are as follows: net transitional asset of $nil, net actuarial losses of $8 million and past service costs of $1 million.

104 TALISMAN ENERGY ANNUAL REPORT

Had the pension liability been recorded in accordance with US GAAP, current liabilities would increase by $4 million and other long-term liabilities would decrease by $4 million.

25.9)    Stock-Based Compensation:    Effective January 1, 2006, the Company adopted a new US standard, as amended, Share-Based Payments, subsequent to which its stock-based compensation plans are classified as liability instruments under US GAAP. Prior to 2006, there was no GAAP difference and stock-based compensation was accounted for using the intrinsic value method, whereby obligations were accrued over the vesting period and represented the difference between the market value of the Company's common shares and the exercise price of the options. Under the new standard, as amended, obligations for liability-based stock compensation plans are measured at their fair value, and re-measured at fair value in each reporting date with the change in the obligation charged as stock-based compensation. A description of the Company's stock-based compensation plans is provided in note 13.

Under US GAAP, the Company uses the Black-Scholes option pricing model to estimate the fair value of stock-based compensation plans, with the following assumptions:

	2010	2009

Expected volatility	46%	47%

Risk free interest rate	2.4%	2.8%

Expected term (years)	4.9	5.0

Expected forfeiture rate	8.6%	8.1%

Expected annual dividend yield	1.0%	1.0%

The expected volatility is based on the historical volatility of the Company's common shares over a historical period that matches the expected term of the stock-based compensation plans. The risk free rate is based on Government of Canada bond yields for terms that match the expected term of the stock-based compensation plans. The expected term is based on the experienced historical holding period for stock-based compensation instruments. Under liability accounting, the expected life used to determine fair value is reduced as options approach their expected life, such that options that are still outstanding beyond their expected life have no remaining time value and, accordingly, are recorded at their intrinsic value. The expected dividend rate takes into account historical dividend payments and the Company's expectation for future payments.

For the year ended December 31, 2010, the total stock-based compensation expense under US GAAP was $190 million (2009 – $453 million expense; 2008 – $68 million recovery), of which $81 million (2009 – $105 million; 2008 – $20 million recovery) is allocated to operating expenses, $80 million (2009 – $188 million; 2008 – $43 million recovery) is allocated to general and administrative expenses and $29 million (2009 – $160 million; 2008 – $5 million recovery) is allocated to exploration expenses. The stock-based compensation expense net of tax was $138 million (2009 – $338 million; 2008 – $48 million recovery).

The total number of options and cash units expected to vest as at December 31, 2010 was 66.5 million, with a weighted average remaining contractual life of 6.4 years, a weighted average exercise price of $15.74 and an aggregate intrinsic value of $425 million.

TALISMAN ENERGY ANNUAL REPORT 105

The following is a summary of unvested stock-based compensation activity:

	Stock Options	Average exercise price ($)	Cash Units	Average exercise price ($)

Unvested at December 31, 2008	34,742,032	18.90	6,227,221	19.39

Granted	12,023,390	13.37	1,403,650	13.23

Vested	(9,364,247)	19.31	(2,161,929)	19.50

Forfeited/expired	(1,737,426)	16.20	(197,707)	18.44

Unvested at December 31, 2009	35,663,749	17.06	5,271,235	17.63

Granted	7,743,117	17.42	1,170,920	17.38

Vested	(14,483,880)	18.83	(2,327,884)	19.72

Forfeited/expired	(1,754,121)	16.19	(182,209)	16.09

Unvested at December 31, 2010	27,168,865	16.28	3,932,062	16.33

At December 31, 2010, there was unrecognized compensation expense of $100 million (2009 – $143 million; 2008 – $54 million), which the Company expects to recognize over a weighted average period of 2.0 years (2009 – 2.2 years).

25.10)    Accumulated Other Comprehensive Loss:    Accumulated other comprehensive loss refers to revenues, expenses, gains and losses that are recorded as an element of shareholders' equity but are excluded from net income. The Company's accumulated other comprehensive loss is comprised of: (a) adjustments that result from translation of the Company's foreign entity financial statements from their functional currencies to US dollars and the translation of US dollars consolidated financial statements to the Company's presentation currency of C$; (b) eligible gains and losses on derivative financial instruments that are part of qualifying cash flow hedges; and (c) adjustments related to the funded status of the Company's benefit plans.

In 2010, Talisman completed the sale of oil and gas producing properties in North America (note 3). Under Canadian GAAP, the net investment in the Company's Canadian self-sustaining operations has been reduced as a result of these disposal transactions and a capital distribution to the parent from the subsidiary that held the assets sold and, accordingly, $465 million of non-taxable foreign exchange gains previously accumulated in other comprehensive loss were included in the carrying value of the assets used to determine the gain on disposal. US GAAP permits this accounting treatment only in the event of a complete or substantially complete liquidation of the investment in the foreign entity. Since the disposal of assets did not constitute a substantially complete liquidation of the net investment in the Company's Canadian self-sustaining operations, no foreign exchange gains were included in the carrying value of the assets to determine the gain on disposal for US GAAP reporting purposes.

106 TALISMAN ENERGY ANNUAL REPORT

The components of accumulated other comprehensive loss for the years ended December 31, 2010, 2009 and 2008 are as follows:

(millions of C$)	Foreign Currency Translation Adjustment	Fair Value of Derivatives	Pension and Post-Retirement Benefit Plans	Total

Balance at December 31, 2007	(173)	(1)	(45)	(219)

Change in foreign currency translation adjustment	(100)	–	–	(100)

Change in fair value of derivatives (net of tax of $(13) million)	–	17	–	17

Employee benefits (net of tax of $1 million)	–	–	(3)	(3)

Balance at December 31, 2008	(273)	16	(48)	(305)

Change in foreign currency translation adjustment	(317)	–	–	(317)

Change in fair value of derivatives (net of tax of $1 million)	–	(1)	–	(1)

Employee benefits (net of tax of $7 million)	–	–	(21)	(21)

Balance at December 31, 2009	(590)	15	(69)	(644)

Change in foreign currency translation adjustment	(604)	–	–	(604)

Change in fair value of derivatives (net of tax of $1 million)	–	2	–	2

Employee benefits (net of tax of $nil)	–	–	–	–

Balance at December 31, 2010	(1,194)	17	(69)	(1,246)

25.11)    Additional Information:    The Company has a financing structure whereby subsidiaries have US$1.3 billion drawn on bank facilities that have been offset against equal amounts of cash deposited by another subsidiary with the same bank under a right of offset agreement. The Company intends to offset these amounts at maturity.

US Accounting Pronouncements

Effective 2011, Talisman will be reporting under IFRS without reconciliation to US GAAP. Consequently, changes in US GAAP that would ordinarily have been applicable to the Company are not presented below.

a) Extractive Activities – Oil and Gas

In 2010, the FASB issued Extractive Activities – Oil and Gas, to align the reserve calculation and disclosure requirements with the requirements in the SEC Rule, Modernization of Oil and Gas Reporting Requirements. In the fourth quarter of 2009, Talisman adopted this standard prospectively whereby yearly average commodity prices are used for purposes of calculating reserves. Previously, reserves had been calculated by reference to year-end commodity prices. Since 2009 yearly average commodity prices were higher than 2008 year-end prices. Talisman recorded an upward price revision of 77.1 mmboe to its reserves in the fourth quarter of 2009 and revised its DD&A rates accordingly.

The new standard permits companies to disclose information on probable and possible reserves. The new rules require companies to report their oil and gas reserves based on annual average prices determined by the prices in effect on the first day of each month, rather than year-end prices. In addition, the new standard adds, subject to certain exemptions, a 15% test to use as a minimum guideline for reporting "significant" reserves by geographic area, subject to various exemptions.

b) Subsequent Events

In 2009, the FASB issued Subsequent Events. The new standard reflects the existing principles of current subsequent event accounting guidance. The adoption of this standard did not have a material impact on the Company's results or financial position.

c) Fair Value Measurement

In 2010, the FASB issued an amendment to Fair Value Measurement and Disclosure. The new standard requires entities to disclose separately significant transfers in and out of level 1 and level 2 fair value measurements. Additionally, entities are

TALISMAN ENERGY ANNUAL REPORT 107

required to present separately information about purchases, sales, issuances and settlements of level 3 fair value measurements. This adoption of this amendment did not have a material impact on the Company's results or financial position.

In 2008, Talisman adopted Fair Value Measurements, which defines fair value and establishes a framework for measuring fair value and increases disclosure concerning fair value measurements. The adoption of Fair Value Measurements did not have a material impact on Talisman's results or financial position. The disclosure required by this standard is provided in note 15.

In 2009, the FASB issued recommendations, which amend Fair Value Measurements by providing additional guidance clarifying the measurement of liabilities at fair value. When a quoted price in an active market for the identical liability is not available, the amendments require that the fair value of the liability be measured using one or more of the listed valuation techniques that should maximize use of relevant observable inputs, and minimize the use of unobservable inputs. The adoption of this amendment did not have a material impact on Talisman's results or financial position.

d) Derivative Instruments and Hedging Activities

In 2008, the FASB issued Disclosures about Derivative Instruments and Hedging Activities, which requires enhanced disclosure about how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for, and how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows. The disclosure required by this standard is provided in note 15.

e) Employee Benefits

Effective December 31, 2006, Talisman adopted the recognition and disclosure provisions of Employers' Accounting for Defined Benefit Pension and Other Post-Retirement Plans. The adoption of the measurement provisions of this standard during 2008 did not have an impact on the Company's results or financial position.

In 2008, the FASB issued Employers' Disclosures about Post-Retirement Benefit Plans Assets, which requires additional disclosures explaining how investment allocation decisions are made, the major categories of plan assets, inputs and valuation techniques used to measure fair value of plan assets and significant concentrations of risk within the plan assets. The disclosure required by this standard is provided in note 23.

f) Business Combinations

In 2007, the FASB issued Business Combinations, which requires recognition of the assets acquired, liabilities assumed and non-controlling interest arising in a business combination at their fair values as of the acquisition date. In addition, the costs of acquisition must be expensed.

On January 1, 2009, Talisman adopted this standard prospectively, which did not materially impact the Company's results of operations or financial position.

g) Accounting Standards Codification

In 2009, the FASB issued The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, which establishes the FASB Accounting Standards Codification as the sole source of authoritative US GAAP. Since the codification was not intended to change existing US GAAP, its adoption did not have an impact on Talisman's consolidated financial statements prepared in accordance with US GAAP.

Summary US Dollar Information

Unless otherwise noted, all tabular amounts in the Consolidated Financial Statements, including accounting principles generally accepted in the US above, are reported in C$. The following information reflects summary financial information prepared in accordance with US GAAP translated from C$ to US$ at the average exchange rate prevailing in the respective year.

US$ million (except as noted)	2010	2009	2008

Total revenue[1]	6,711	5,308	8,025

Net income	153	238	3,293

Net income per common share (US$/share)	0.15	0.23	3.24

Average exchange rate (US$/C$)	0.9709	0.8757	0.9381

1
Total revenue excludes the results of discontinued operations. Prior periods have been restated accordingly.

108 TALISMAN ENERGY ANNUAL REPORT

Supplementary Oil and Gas Information

(unaudited)

The 2010 and 2009 supplemental data on the Company's oil and gas activities was prepared in accordance with the FASB standard Extractive Activities – Oil & Gas. 2008 information was prepared in accordance with the predecessor standard SFAS No. 69: Disclosures About Oil and Gas Producing Activities. Activities not directly associated with conventional crude oil and natural gas production are excluded from all aspects of this supplementary oil and gas information. Comparable information prepared in accordance with Canadian disclosure requirements (National Instrument 51-101 of the Canadian Securities Administrators) is contained in Appendix A of Talisman's Annual Information Form.

Supplementary oil and gas information reflects activities from assets that are classified as both continuing operations and, until disposed of, discontinued operations for financial reporting purposes. See note 3 to the Consolidated Financial Statements for details.

Results of Operations from Oil and Gas Producing Activities

Years ended December 31		North America[2]				Southeast Asia[5]
(millions of C$)		Canada	US	UK3	Scandinavia[4]	Indonesia	Other SEA	Other[6]	Total

2010
Net oil and gas revenue derived from proved reserves[1]		1,409	313	2,232	1,393	878	643	200	7,068

Less:	Production costs	433	61	817	304	130	158	27	1,930

	Transportation	50	11	34	64	61	–	7	227

	Exploration and dry hole expense	34	2	78	43	57	92	201	507

	Depreciation, depletion and amortization	615	223	581	537	59	256	28	2,299

	Tax expense	71	6	406	347	271	102	17	1,220

Results of operations		206	10	316	98	300	35	(80)	885

2009
Net oil and gas revenue derived from proved reserves[1]		1,667	126	2,183	986	700	620	265	6,547

Less:	Production costs	555	30	872	285	104	151	48	2,045

	Transportation	55	4	46	54	55	–	8	222

	Exploration and dry hole expense	222	53	48	92	26	302	142	885

	Depreciation, depletion and amortization	894	151	837	411	51	331	48	2,723

	Tax expense (recovery)	(15)	(43)	255	112	219	–	33	561

Results of operations		(44)	(69)	125	32	245	(164)	(14)	111

		North America[2]		UK3	Scandinavia[4]	Southeast Asia[5]		Other[6]	Total

2008
Net oil and gas revenue derived from proved reserves[1]		3,272		3,548	1,235		1,413	418	9,886

Less:	Production costs	594		1,009	280		195	34	2,112

	Transportation	68		52	35		48	9	212

	Exploration and dry hole expense	444		148	141		87	117	937

	Depreciation, depletion and amortization	1,079		1,150	477		251	61	3,018

	Tax expense	270		658	224		392	115	1,659

Results of operations		817		531	78		440	82	1,948

1
Net oil and gas revenue derived from proved reserves is net of applicable royalties.

2
North America includes operations in Canada and the US.

3
UK includes operations in the UK and the Netherlands (until the sale of the Netherlands assets in 2009).

4
Scandinavia includes operations in Norway and Denmark (until the sale of the Danish assets in 2008).

5
Southeast Asia includes operations in Indonesia, Malaysia, Vietnam, Australia and Papua New Guinea.

6
Prior to 2010, Other includes North Africa (Algeria and Tunisia) and Trinidad and Tobago (until the sale of Trinidad and Tobago assets in 2009) as well as other international areas. In 2010, Other includes Algeria and Tunisia (until the sale of the Tunisia assets in 2010).

TALISMAN ENERGY ANNUAL REPORT 109

Capitalized Costs Relating to Oil and Gas Activities

Years ended December 31		North America[1]				Southeast Asia[4]
(millions of C$)		Canada	US	UK2	Scandinavia[3]	Indonesia	Other SEA	Other[5]	Total

2010
Proved properties		6,072	2,262	8,586	3,640	1,328	2,776	460	25,124

Unproved properties		727	1,210	352	868	189	610	674	4,630

Incomplete wells and facilities		23	9	28	16	44	–	58	178

		6,822	3,481	8,966	4,524	1,561	3,386	1,192	29,932

Less:	Accumulated depreciation, depletion and amortization	2,391	761	4,615	1,852	523	1,352	204	11,698

Net capitalized costs		4,431	2,720	4,351	2,672	1,038	2,034	988	18,234

2009
Proved properties		10,933	1,351	8,603	3,313	1,275	2,635	410	28,520

Unproved properties		856	410	435	136	70	490	552	2,949

Incomplete wells and facilities		30	10	9	7	2	56	78	192

		11,819	1,771	9,047	3,456	1,347	3,181	1,040	31,661

Less:	Accumulated depreciation, depletion and amortization	4,891	608	4,498	1,414	488	1,176	203	13,278

Net capitalized costs		6,928	1,163	4,549	2,042	859	2,005	837	18,383

		North America[1]		UK2	Scandinavia[3]	Southeast Asia[4]		Other[5]	Total

2008
Proved properties			13,390	8,559	2,638		3,934	731	29,252

Unproved properties		774		569	227		522	650	2,742

Incomplete wells and facilities		218		23	8		71	42	362

			14,382	9,151	2,873		4,527	1,423	32,356

Less:	Accumulated depreciation, depletion and amortization		5,947	4,329	1,064		1,548	351	13,239

Net capitalized costs		8,435		4,822	1,809		2,979	1,072	19,117

1
North America includes operations in Canada and the US.

2
UK includes operations in the UK and the Netherlands (until the sale of the Netherlands assets in 2009).

3
Scandinavia includes operations in Norway and Denmark (until the sale of the Danish assets in 2008).

4
Southeast Asia includes operations in Indonesia, Malaysia, Vietnam, Australia and Papua New Guinea.

5
Prior to 2010, Other includes North Africa (Algeria and Tunisia) and Trinidad and Tobago (until the sale of Trinidad and Tobago assets in 2009) as well as other international areas. In 2010, Other includes Algeria and Tunisia (until the sale of the Tunisia assets in 2010).

110 TALISMAN ENERGY ANNUAL REPORT

Costs Incurred in Oil and Gas Activities

Years ended December 31	North America[1]				Southeast Asia[4]
(millions of C$)	Canada	US	UK2	Scandinavia[3]	Indonesia	Other SEA	Other[5]	Total

2010
Property acquisition costs
Proved	5	127	–	–	122	–	–	254

Unproved	3	1,061	–	762	55	49	84	2,014

Exploration costs	186	19	96	89	73	167	260	890

Development costs	617	935	511	502	89	242	102	2,998

Asset retirement costs	54	(8)	151	(31)	6	10	5	187

Total costs incurred	865	2,134	758	1,322	345	468	451	6,343

2009
Property acquisition costs
Proved	147	1	–	–	2	–	–	150

Unproved	394	392	–	–	8	343	47	1,184

Exploration costs	339	188	149	157	28	195	217	1,273

Development costs	436	120	523	578	43	385	59	2,144

Asset retirement costs	(17)	4	208	41	10	5	4	255

Total costs incurred	1,299	705	880	776	91	928	327	5,006

	North America[1]		UK2	Scandinavia[3]	Southeast Asia[4]		Other[5]	Total

2008
Property acquisition costs
Proved	71		–	–		–	–	71

Unproved	833		–	–		6	430	1,269

Exploration costs	770		188	165		303	159	1,585

Development costs	965		576	720		452	33	2,746

Asset retirement costs	45		48	3		9	1	106

Total costs incurred	2,684		812	888		770	623	5,777

1
North America includes operations in Canada and the US.

2
UK includes operations in the UK and the Netherlands (until the sale of the Netherlands assets in 2009).

3
Scandinavia includes operations in Norway and Denmark (until the sale of the Danish assets in 2008).

4
Southeast Asia includes operations in Indonesia, Malaysia, Vietnam, Australia and Papua New Guinea.

5
Prior to 2010, Other includes North Africa (Algeria and Tunisia) and Trinidad and Tobago (until the sale of Trinidad and Tobago assets in 2009) as well as other international areas. In 2010, Other includes Algeria and Tunisia (until the sale of the Tunisia assets in 2010).

TALISMAN ENERGY ANNUAL REPORT 111

Standardized Measure of Discounted Future Net Cash Flows from Proved Reserves

Future net cash flows were calculated by applying the prescribed average annual prices to the Company's estimated future production of proved reserves and deducting estimates of future development, asset retirement, production and transportation costs and income taxes. Future costs have been estimated based on existing economic and operating conditions. Future income taxes have been estimated based on statutory tax rates enacted at year end. The present values of the estimated future cash flows were determined by applying a 10% discount rate prescribed by the Financial Accounting Standards Board.

In order to increase the comparability between companies, the standardized measure of discounted future net cash flows necessarily employs uniform assumptions that do not necessarily reflect management's best estimate of future events and anticipated outcomes. There are numerous uncertainties inherent in estimating quantities of proved reserves and projecting future rates of production and timing of development expenditures. Accordingly, the Company does not believe that the standardized measure of discounted future net cash flows will be representative of actual future net cash flows and should not be considered to represent the fair market value of the oil and gas properties. Actual future net cash flows will differ significantly from estimates due to, but not limited to, the following:

•
production rates will differ from those estimated both in terms of timing and amount. For example, future production may include significant additional volumes from unproved reserves;

•
future prices and economic conditions will differ from those used in the preparation of the estimates;

•
future production and development costs will be determined by future events and will differ from those used in the preparation of the estimates; and

•
estimated income taxes will differ in terms of amounts and timing dependent on the above factors, changes in enacted rates and the impact of future expenditures on unproved properties.

112 TALISMAN ENERGY ANNUAL REPORT

The standardized measure of discounted future net cash flows was prepared using the following prices:

	2010	2009	2008

Oil & liquids ($/bbl)

Canada (North America)[1]	64.49	55.74	37.11

US	59.74	–	–

UK	81.82	69.28	45.74

Scandinavia	81.03	68.62	44.64

Indonesia[2]	81.55	70.32	–

Southeast Asia	78.57	68.55	38.98

Other	80.92	68.26	46.06

Total	78.52	66.56	42.31

Natural gas ($/mcf)

Canada (North America)[2]	4.20	4.06	6.94

US	4.79	4.54	–

UK	4.74	4.23	10.36

Scandinavia	5.13	5.97	9.69

Indonesia[2]	6.85	5.50	–

Southeast Asia	5.85	5.11	3.47

Other	–	7.30	1.72

Total	5.41	4.74	5.36

1
The price for Talisman's oil in North America is lower than other oil prices as it is a heavier grade.

2
Prices for Canada and the US are reported as North America and prices for Indonesia are reported as Southeast Asia in 2008.

In order to derive the prices in the cash flow, the following benchmark prices and exchange rates were used:

	2010	2009	2008

WTI (US$/bbl)	79.42	61.18	44.60

Dated Brent (US$/bbl)	79.02	59.91	36.55

HH gas (US$/mmbtu)	4.37	3.82	5.71

AECO-C (C$/GJ)	3.82	3.58	6.02

US$/C$	0.9652	0.8687	0.8166

C$/UK£	1.6048	1.7907	1.7896

TALISMAN ENERGY ANNUAL REPORT 113

Discounted Future Net Cash Flows from Proved Reserves

	North America				Southeast Asia
Years ended December 31 (millions of C$)	Canada	US	UK	Scandinavia	Indonesia	Other SEA[2]	Other	Total

2010

Future cash inflows[1]	10,388	6,246	21,708	4,715	9,958	3,279	1,532	57,826

Future costs

Transportation	(395)	(195)	(412)	(172)	(823)	–	(50)	(2,047)

Production	(3,938)	(1,050)	(11,434)	(2,199)	(1,143)	(1,184)	(278)	(21,226)

Development and site restoration	(1,759)	(1,335)	(5,150)	(883)	(860)	(491)	(126)	(10,604)

Future costs	(6,092)	(2,580)	(16,996)	(3,254)	(2,826)	(1,675)	(454)	(33,877)

Future inflows before income taxes	4,296	3,666	4,712	1,461	7,132	1,604	1,078	23,949

Future income & production revenue taxes	(1,039)	(452)	(2,888)	(47)	(2,947)	(341)	(359)	(8,073)

Net cash flows	3,257	3,214	1,824	1,414	4,185	1,263	719	15,876

Less 10% annual discount for estimated timing of cash flows	(1,302)	(1,647)	(19)	(210)	(1,770)	(230)	(226)	(5,404)

Discounted cash flows[3]	1,955	1,567	1,805	1,204	2,415	1,033	493	10,472

2009

Future cash inflows[1]	13,357	2,581	18,534	4,390	8,322	3,231	1,456	51,871

Future costs

Transportation	(473)	(9)	(370)	(100)	(837)	–	(61)	(1,850)

Production	(5,102)	(563)	(11,547)	(2,138)	(1,230)	(1,211)	(354)	(22,145)

Development and site restoration	(2,340)	(725)	(5,487)	(1,090)	(658)	(767)	(229)	(11,296)

Future costs	(7,915)	(1,297)	(17,404)	(3,328)	(2,725)	(1,978)	(644)	(35,291)

Future inflows before income taxes	5,442	1,284	1,130	1,062	5,597	1,253	812	16,580

Future income & production revenue taxes	(1,005)	–	(511)	315	(2,314)	(153)	(276)	(3,944)

Net cash flows	4,437	1,284	619	1,377	3,283	1,100	536	12,636

Less 10% annual discount for estimated timing of cash flows	(1,923)	(840)	434	(254)	(1,439)	(225)	(199)	(4,446)

Discounted cash flows[3]	2,514	444	1,053	1,123	1,844	875	337	8,190

	North America[2]	UK	Scandinavia	Southeast Asia[2]	Other	Total

2008

Future cash inflows[1]	20,889	10,840	3,513	7,635	1,600	44,477

Future costs

Transportation	(598)	(686)	(185)	(686)	(59)	(2,214)

Production	(7,846)	(5,897)	(1,675)	(2,431)	(473)	(18,322)

Development and site restoration	(3,255)	(4,493)	(1,170)	(1,025)	(274)	(10,217)

Future costs	(11,699)	(11,076)	(3,030)	(4,142)	(806)	(30,753)

Future inflows before income taxes	9,190	(236)	483	3,493	794	13,724

Future income & production revenue taxes	(1,765)	508	630	(1,458)	(374)	(2,459)

Net cash flows	7,425	272	1,113	2,035	420	11,265

Less 10% annual discount for estimated timing of cash flows	(3,097)	212	(250)	(878)	(135)	(4,148)

Discounted cash flows[3]	4,328	484	863	1,157	285	7,117

1
Net oil and gas revenue derived from proved reserves is net of applicable royalties.

2
North America includes Canada and the US in 2008. Southeast Asia includes Indonesia, Malaysia, Vietnam and Australia in 2008. Other Southeast Asia includes Malaysia, Vietnam and Australia in 2009 and 2010.

3
2009 and 2010 future net cash flows have been prepared using 12-month average prices. 2008 future net cash flows were determined using single-day December 31 prices.

114 TALISMAN ENERGY ANNUAL REPORT

Principal Sources of Changes in Discounted Cash Flows

Years ended December 31 (millions of C$)	2010	2009	2008

Sales of oil and gas produced net of production costs	(4,834)	(4,280)	(7,562)

Net change in prices	4,635	4,901	(15,881)

Net change in transportation costs	(203)	223	(73)

Net changes in production costs	402	(706)	(1,049)

Net changes in future development and site restoration costs	(28)	(710)	(842)

Development costs incurred during year	1,651	1,677	2,066

Extensions, discoveries and improved recovery	2,049	1,062	708

Revisions of previous reserves estimates	700	406	(141)

Net purchases	194	17	33

Net sales of reserves in place	(919)	(807)	(371)

Accretion of discount	1,132	832	2,839

Net change in taxes	(2,526)	(1,460)	9,930

Other	29	(82)	682

Net change	2,282	1,073	(9,661)

TALISMAN ENERGY ANNUAL REPORT 115

Continuity of Net Proved Reserves1

	Canada	US	UK	Scandinavia	Indonesia	Other Southeast Asia	Other	Total

Oil and liquids (mmbbls)

Total proved

Proved reserves at December 31, 2007	123.9	–	385.3	67.2	13.6	30.1	27.6	647.7

Discoveries, additions and extensions	12.1	–	15.0	8.3	–	(0.3)	(0.3)	34.8

Purchase of reserves	0.3	–	–	–	–	–	–	0.3

Sale of reserves	(0.3)	–	(17.5)	(1.6)	–	–	–	(19.4)

Net revisions and transfers	7.4	–	(133.2)	(5.3)	4.2	2.0	3.1	(121.8)

2008 Production	(11.9)	–	(34.2)	(12.0)	(1.7)	(4.7)	(4.1)	(68.6)

Proved reserves at December 31, 2008	131.5	–	215.4	56.6	16.1	27.1	26.3	473.0

Discoveries, additions and extensions	4.0	–	5.2	1.1	(0.5)	5.3	6.5	21.6

Purchase of reserves	0.1	–	–	–	0.7	–	–	0.8

Sale of reserves	(39.0)	–	(0.2)	(4.0)	–	–	(3.7)	(46.9)

Net revisions and transfers	2.7	–	76.8	14.5	(1.8)	3.8	(4.7)	91.3

2009 Production	(9.9)	–	(31.1)	(12.3)	(1.8)	(7.6)	(3.4)	(66.1)

Proved reserves at December 31, 2009	89.4	–	266.1	55.9	12.7	28.6	21.0	473.7

Discoveries, additions and extensions	4.7	2.5	6.8	9.7	1.4	2.5	1.0	28.6

Purchase of reserves	–	0.9	–	–	1.5	–	–	2.4

Sale of reserves	(15.1)	(0.2)	–	–	–	–	(0.5)	(15.8)

Net revisions and transfers	(2.4)	0.1	18.0	1.8	(0.8)	0.6	(0.2)	17.1

2010 Production	(6.6)	(0.1)	(27.0)	(14.2)	(2.0)	(6.1)	(2.4)	(58.4)

Proved reserves at December 31, 2010	70.0	3.2	263.9	53.2	12.8	25.6	18.9	447.6

Proved developed

December 31, 2007	118.9	–	342.6	25.6	10.7	18.9	25.4	542.1

December 31, 2008	122.0	–	172.0	24.8	13.5	17.7	20.2	370.2

December 31, 2009	82.1	–	196.0	26.1	11.0	21.2	13.0	349.4

December 31, 2010	65.6	0.7	210.6	21.6	8.6	18.6	9.8	335.5

Natural gas (bcf)

Total proved

Proved reserves at December 31, 2007	2,087.1	109.0	100.2	78.9	1,359.0	245.5	223.3	4,203.0

Discoveries, additions and extensions	249.7	29.4	12.4	12.1	(30.3)	20.2	0.4	293.9

Purchase of reserves	11.9	2.4	–	–	–	–	–	14.3

Sale of reserves	(55.2)	–	–	–	–	–	–	(55.2)

Net revisions and transfers	113.3	1.3	(3.2)	17.8	143.0	42.8	(0.7)	314.3

2008 Production	(237.6)	(22.9)	(13.8)	(6.9)	(64.0)	(18.8)	(0.2)	(364.2)

Proved reserves at December 31, 2008	2,169.2	119.2	95.6	101.9	1,407.7	289.7	222.8	4,406.1

Discoveries, additions and extensions	185.6	474.6	–	(0.5)	62.8	25.3	–	747.8

Purchase of reserves	14.2	–	–	–	7.5	–	–	21.7

Sale of reserves	(115.8)	(1.4)	(67.0)	–	–	–	(220.0)	(404.2)

Net revisions and transfers	28.2	–	2.9	12.7	(19.5)	(33.3)	(1.0)	(10.0)

2009 Production	(238.4)	(26.2)	(7.0)	(21.1)	(84.4)	(20.3)	(0.1)	(397.5)

Proved reserves at December 31, 2009	2,043.0	566.2	24.5	93.0	1,374.1	261.4	1.7	4,363.9

Discoveries, additions and extensions	263.7	738.6	0.1	6.7	8.1	(22.6)	–	994.6

Purchase of reserves	–	17.5	–	–	42.4	–	–	59.9

Sale of reserves	(772.5)	(5.8)	–	–	–	–	(1.6)	(779.9)

Net revisions and transfers	11.2	10.3	4.9	12.1	(57.2)	14.3	(0.1)	(4.5)

2010 Production	(190.9)	(68.9)	(5.7)	(32.2)	(98.2)	(27.3)	–	(423.2)

Proved reserves at December 31, 2010	1,354.5	1,257.9	23.8	79.6	1,269.2	225.8	–	4,210.8

Proved developed

December 31, 2007	1,725.0	95.7	86.7	7.0	811.1	44.4	1.0	2,770.9

December 31, 2008	1,785.8	101.8	65.5	99.0	1,022.2	149.0	1.2	3,224.5

December 31, 2009	1,663.5	171.1	22.4	91.2	915.2	225.5	0.8	3,089.7

December 31, 2010	1,011.4	584.9	22.0	73.3	763.7	187.2	–	2,642.5

1
Talisman's estimates of its reserves as at December 31, 2009 and December 31, 2010 are based on average pricing methodology. Talisman's estimates of its reserves for years ended prior to December 31, 2009 were based on a single-day end-of-year price basis (using existing economic and operating conditions). For definitions of reserves, see the notes found on page 49 of this Annual Report.

116 TALISMAN ENERGY ANNUAL REPORT

Additional Information

Historical Financial Summary

Years ended December 31 (millions of C$)	2010	2009[1]	2008[1]	2007	2006

Balance sheets

Current assets	3,208	3,154	2,928	1,747	2,226

Other long-term assets	1,031	2,857	3,838	2,020	1,132

Goodwill	1,150	1,176	1,187	1,290	1,468

Property, plant and equipment	18,804	16,431	16,322	16,363	16,655

Total assets	24,193	23,618	24,275	21,420	21,481

Current liabilities	3,401	2,601	2,818	2,217	3,126

Long-term debt	3,824	3,770	3,961	4,862	4,560

Other liabilities	6,489	6,136	6,346	6,378	6,488

Shareholders' equity	10,479	11,111	11,150	7,963	7,307

Total liabilities and shareholders' equity	24,193	23,618	24,275	21,420	21,481

Income statements

Revenue

Gross sales	8,076	7,011	10,269	8,501	8,524

Hedging gain (loss)	–	–	(28)	104	66

Gross sales, net of hedging	8,076	7,011	10,241	8,605	8,590

Less royalties	1,274	1,065	1,799	1,487	1,469

Net sales	6,802	5,946	8,442	7,118	7,121

Other	110	115	112	118	109

Total revenue	6,912	6,061	8,554	7,236	7,230

Expenses

Operating	1,867	1,861	1,822	1,792	1,508

Transportation	227	222	207	204	202

General and administrative	392	334	294	223	233

Depreciation, depletion and amortization	2,164	2,360	2,606	2,107	1,813

Dry hole	123	539	442	595	213

Exploration	384	301	429	314	313

Interest on long-term debt	163	192	168	207	165

Stock-based compensation (recovery)	201	290	(73)	(15)	51

(Gain) loss on held-for-trading financial instruments	(102)	412	(1,664)	25	–

Other, net	194	47	(179)	36	(37)

Total expenses	5,613	6,558	4,052	5,488	4,461

Income (loss) from continuing operations before taxes	1,299	(497)	4,502	1,748	2,769

Taxes

Current income tax	1,032	731	1,282	656	671

Future income tax (recovery)	(272)	(678)	165	(70)	519

Petroleum revenue tax	131	108	176	258	283

	891	161	1,623	844	1,473

Income (loss) from continuing operations	408	(658)	2,879	904	1,296

Income from discontinued operations	240	1,095	640	1,174	709

Net income	648	437	3,519	2,078	2,005

1
Restated for operations classified as discontinued in 2010.

TALISMAN ENERGY ANNUAL REPORT 117

Consolidated Financial Ratios

(unaudited)

The following financial ratios are provided in connection with the Company's shelf prospectuses filed with Canadian and US securities regulatory authorities and are based on the Company's Consolidated Financial Statements that are prepared in accordance with accounting principles generally accepted in Canada.

The interest coverage ratio is for the 12-month period ended December 31, 2010.

December 31, 2010

Interest coverage (times)

Income[1]	6.08

Income from continuing operations[2]	5.42

1
Net income plus income taxes and interest expense, divided by the sum of interest expense and capitalized interest.

2
Income from continuing operations plus income taxes and interest expense from continuing operations, divided by the sum of interest expense and capitalized interest from continuing operations.

Ratios and Key Indicators

Years ended December 31 (millions of C$ unless otherwise stated)	2010	2009	2008	2007	2006

Net income	648	437	3,519	2,078	2,005

Cash flow[1]	3,058	3,961	6,163	4,327	4,748

Exploration and development spending	3,953	4,245	5,106	4,449	4,578

Acquisitions	1,562	438	452	317	204

Dispositions	2,347	2,774	442	1,477	872

Debt/debt + equity (%)	29	26	26	38	38

Debt/cash flow (times)	1.4	1.0	0.7	1.1	1.0

Per common share

Net income ($)	0.64	0.43	3.46	2.01	1.84

Cash flow ($)[1]	3.00	3.90	6.06	4.19	4.35

Production (boe)	0.150	0.153	0.160	0.160	0.162

Proved gross reserves (at year-end) (boe)	1.36	1.39	1.41	1.61	1.57

Average royalty rate (%)[2]	16	15	18	17	17

Unit operating costs ($/boe)	12.80	12.91	13.57	12.14	9.98

Unit DD&A ($/boe)[2]	15.21	17.28	16.44	14.74	12.22

Return on capital employed (%)[3]	5.9	4.1	26.6	18.5	19.5

Return on active capital employed (%)[4]	10.1	6.2	38.7	28.5	31.2

Return on equity (%)[5]	6.0	3.9	36.8	27.2	30.8

1
Non-GAAP measure. See advisory on page    •   .

2
2009 and 2008 restated for operations classified as discontinued in 2010.

3
Net income plus tax effected interest/(average shareholders' equity + average debt).

4
Net income plus tax effected interest/(average shareholders' equity + average debt + average non-depleted capital).

5
Net income/average shareholders' equity.

118 TALISMAN ENERGY ANNUAL REPORT

Historical Operations Summary

Years ended December 31	2010	2009	2008	2007	2006

Daily average production

Oil (mbbls/d)

North America	17	25	30	32	36

UK	73	85	92	100	100

Scandinavia	36	32	31	29	31

Southeast Asia	35	38	32	41	50

Other	14	16	21	21	22

Natural gas liquids (bbls/d)

North America	6	9	10	12	14

UK	1	1	1	2	3

Scandinavia	3	2	2	1	1

Southeast Asia	4	3	4	3	2

Synthetic oil (Canada) (bbls/d)	–	–	–	–	3

Total oil and liquids	189	211	224	241	262

Natural gas (mmcf/d)

North America	778	803	856	876	910

UK	16	19	38	88	126

Scandinavia	88	58	19	14	14

Southeast Asia	485	403	334	287	292

Total natural gas	1,367	1,283	1,247	1,265	1,342

Total (mboe/d)	417	425	432	452	485

WTI (average US$/bbl)	79.53	61.79	99.65	72.31	66.25

NYMEX gas (average US$/mmbtu)	4.39	4.05	8.95	6.92	7.26

US$/C$ exchange rate (year-end)	1.0054	0.9555	0.8166	1.0120	0.8581

TALISMAN ENERGY ANNUAL REPORT 119

Product Netbacks (Gross)

	2010					2009					2008
	Total	Three months ended				Total	Three months ended				Total
C$ Gross	Year	Dec 31	Sep 30	Jun 30	Mar 31	Year	Dec 31	Sep 30	Jun 30	Mar 31	Year

North America

Oil and liquids ($/bbl)

Sales price	64.47	63.73	61.40	62.36	69.68	54.96	64.24	60.17	56.55	42.65	85.52

Hedging gain	–	–	–	–	–	–	–	–	–	–	0.01

Royalties	13.58	12.03	14.54	11.26	16.34	11.29	15.37	12.23	11.60	7.30	16.80

Transportation	0.73	0.54	0.63	0.75	0.94	0.59	0.50	0.62	0.80	0.45	0.42

Operating costs	11.58	10.28	12.48	12.70	10.81	11.53	12.45	8.57	12.30	12.48	11.17

	38.58	40.88	33.75	37.65	41.59	31.55	35.92	38.75	31.85	22.42	57.14

Natural gas ($/mcf)

Sales price	4.93	4.42	4.73	4.75	5.83	4.70	4.86	4.05	4.37	5.51	8.66

Royalties	0.38	0.40	0.41	0.15	0.57	0.46	0.34	0.32	0.31	0.85	1.46

Transportation	0.19	0.17	0.17	0.19	0.24	0.18	0.19	0.22	0.15	0.14	0.20

Operating costs	1.40	1.39	1.31	1.42	1.50	1.47	1.40	1.37	1.60	1.53	1.37

	2.96	2.46	2.84	2.99	3.52	2.59	2.93	2.14	2.31	2.99	5.63

UK

Oil and liquids ($/bbl)

Sales price	81.71	86.75	79.87	79.90	79.50	68.36	78.78	74.59	67.73	56.36	98.35

Hedging loss	–	–	–	–	–	–	–	–	–	–	(0.82)

Royalties	0.25	0.25	0.17	0.36	0.24	0.17	0.27	0.15	0.21	0.08	0.37

Transportation	1.04	1.07	0.87	1.18	1.04	1.22	1.59	1.01	1.06	1.24	1.18

Operating costs	30.13	24.95	31.13	35.85	30.26	27.43	30.00	35.32	24.83	22.12	29.31

	50.29	60.48	47.70	42.51	47.96	39.54	46.92	38.11	41.63	32.92	66.67

Natural gas ($/mcf)

Sales price	4.72	5.42	4.95	3.62	5.16	4.73	4.41	3.24	4.24	5.93	9.78

Royalties	–	–	–	–	–	–	–	(0.02)	0.01	–	0.01

Transportation	1.08	1.49	0.95	0.85	1.15	1.09	0.87	2.38	1.08	0.59	0.82

Operating costs	0.23	0.13	0.24	0.32	0.21	0.15	–	0.31	0.13	0.17	0.50

	3.41	3.80	3.76	2.45	3.80	3.49	3.54	0.57	3.02	5.17	8.45

Scandinavia

Oil and liquids ($/bbl)

Sales price	83.75	91.25	81.63	80.09	82.05	69.73	77.61	76.53	67.89	56.50	99.23

Royalties	–	–	–	–	–	–	–	–	–	–	0.21

Transportation	2.30	2.45	2.66	2.38	1.82	2.36	2.28	2.24	2.35	2.55	2.41

Operating costs	19.51	19.75	19.67	19.04	19.57	21.34	18.79	27.27	20.45	19.81	23.53

	61.94	69.05	59.30	58.67	60.66	46.03	56.54	47.02	45.09	34.14	73.08

Natural gas ($/mcf)

Sales price	6.86	7.93	7.40	5.85	5.94	5.86	4.99	4.83	4.22	9.88	7.16

Transportation	0.97	0.73	0.98	1.15	1.06	1.17	1.04	1.46	1.61	0.80	0.93

Operating costs	0.92	0.94	0.92	0.84	0.95	0.93	0.76	1.28	1.07	0.88	–

	4.97	6.26	5.50	3.86	3.93	3.76	3.19	2.09	1.54	8.20	6.23

120 TALISMAN ENERGY ANNUAL REPORT

Product Netbacks (Gross) (continued)

	2010					2009					2008
	Total	Three months ended				Total	Three months ended				Total
C$ Gross	Year	Dec 31	Sep 30	Jun 30	Mar 31	Year	Dec 31	Sep 30	Jun 30	Mar 31	Year

Southeast Asia

Oil and liquids ($/bbl)

Sales price	82.95	94.09	78.37	81.47	79.30	71.17	84.26	74.30	70.61	52.69	97.63

Royalties	35.49	42.62	31.80	36.97	31.22	26.33	32.00	28.97	23.98	18.93	51.24

Transportation	0.52	0.80	0.48	0.50	0.33	0.38	0.32	0.25	0.44	0.56	0.38

Operating costs	14.77	19.06	14.93	12.33	13.59	11.90	12.60	9.65	13.87	11.94	11.89

	32.17	31.61	31.16	31.67	34.16	32.56	39.34	35.43	32.32	21.26	34.12

Natural gas ($/mcf)

Sales price	6.92	7.22	6.73	6.77	6.98	6.40	7.19	6.92	6.01	5.35	9.94

Royalties	2.09	2.32	1.94	2.09	2.00	1.87	2.17	1.93	1.60	1.76	3.31

Transportation	0.31	0.30	0.30	0.31	0.31	0.34	0.40	0.27	0.24	0.45	0.35

Operating costs	0.52	0.84	0.36	0.45	0.43	0.47	0.46	0.44	0.47	0.52	0.43

	4.00	3.76	4.13	3.92	4.24	3.72	4.16	4.28	3.70	2.62	5.85

Other

Oil ($/bbl)

Sales price	85.17	98.67	85.00	77.31	78.31	74.03	100.59	71.45	69.75	59.04	102.51

Royalties	45.13	53.39	42.57	40.26	43.33	32.28	59.07	36.38	24.60	14.87	46.41

Transportation	1.39	1.37	1.40	1.38	1.41	1.41	1.43	1.51	1.33	1.39	1.12

Operating costs	5.52	5.29	5.81	5.04	5.96	6.45	5.73	5.80	7.42	6.69	5.87

	33.13	38.62	35.22	30.63	27.61	33.89	34.36	27.76	36.40	36.09	49.11

Total Company

Oil and liquids ($/bbl)

Sales price	80.52	87.38	78.09	77.70	78.70	67.36	79.18	72.24	66.48	53.64	96.43

Hedging loss	–	–	–	–	–	–	–	–	–	–	(0.34)

Royalties	12.35	13.16	11.78	13.49	11.07	9.48	13.22	11.58	8.28	5.53	15.78

Transportation	1.18	1.26	1.16	1.23	1.08	1.15	1.29	1.00	1.11	1.20	1.09

Operating costs	20.70	19.72	21.27	21.20	20.69	19.24	19.99	21.46	18.72	17.23	20.21

	46.29	53.24	43.88	41.78	45.86	37.49	44.68	38.20	38.37	29.68	59.01

Natural gas ($/mcf)

Sales price	5.76	5.65	5.66	5.51	6.23	5.29	5.61	5.01	4.88	5.64	9.01

Royalties	0.96	1.03	0.95	0.83	1.02	0.87	0.89	0.84	0.70	1.06	1.89

Transportation	0.29	0.27	0.29	0.29	0.33	0.29	0.33	0.30	0.25	0.27	0.27

Operating costs	1.04	1.16	0.92	1.03	1.08	1.11	1.04	1.05	1.20	1.17	1.07

	3.47	3.19	3.50	3.36	3.80	3.02	3.35	2.82	2.73	3.14	5.78

TALISMAN ENERGY ANNUAL REPORT 121

Net Production After Royalties

Information on Net Production and Product Netbacks in US$ is provided for US readers.

Years ended December 31	2010	2009	2008	2007	2006

Oil and liquids (mbbls/d)

North America[1]	18	27	32	34	42

UK	74	85	94	101	102

Scandinavia	39	34	33	30	32

Southeast Asia	22	26	17	24	29

Other	7	9	11	14	15

Total oil and liquids	160	181	187	203	220

Natural gas (mmcf/d)

North America	718	725	712	721	744

UK	16	19	38	83	119

Scandinavia	88	58	19	14	14

Southeast Asia	339	286	223	199	214

Total natural gas	1,161	1,088	992	1,017	1,091

Total (mboe/d)	353	362	352	373	402

1
Includes synthetic oil.

122 TALISMAN ENERGY ANNUAL REPORT

Product Netbacks After Royalties1

Net of Royalties – US$	2010	2009	2008

North America

Oil and liquids (US$/bbl)

Sales price	62.59	48.13	81.96

Hedging gain	–	–	0.01

Transportation	0.90	0.65	0.49

Operating costs	14.25	12.71	13.10

	47.44	34.77	68.38

Natural gas (US$/mcf)

Sales price	4.79	4.12	8.23

Transportation	0.20	0.17	0.22

Operating costs	1.48	1.43	1.55

	3.11	2.52	6.46

UK

Oil and liquids (US$/bbl)

Sales price	79.34	59.86	94.17

Hedging loss	–	–	(0.82)

Transportation	1.01	1.07	1.11

Operating costs	29.34	24.08	27.81

	48.99	34.71	64.43

Natural gas (US$/mcf)

Sales price	4.58	4.14	9.14

Transportation	1.05	0.96	0.77

Operating costs	0.23	0.13	0.46

	3.30	3.05	7.91

Scandinavia

Oil and liquids (US$/bbl)

Sales price	81.32	61.06	95.13

Transportation	2.24	2.06	2.29

Operating costs	18.94	18.69	22.13

	60.14	40.31	70.71

Natural gas (US$/mcf)

Sales price	6.66	5.13	6.70

Transportation	0.94	1.02	0.90

Operating costs	0.89	0.81	–

	4.83	3.30	5.80

TALISMAN ENERGY ANNUAL REPORT 123

Product Netbacks After Royalties1 (continued)

Net of Royalties – US$	2010	2009	2008

Southeast Asia

Oil and liquids (US$/bbl)

Sales price	80.54	62.32	94.64

Transportation	0.88	0.53	0.73

Operating costs	25.07	16.54	23.40

	54.59	45.25	70.51

Natural gas (US$/mcf)

Sales price	6.72	5.60	9.49

Transportation	0.43	0.42	0.52

Operating costs	0.72	0.58	0.61

	5.57	4.60	8.36

Other

Oil (US$/bbl)

Sales price	82.69	64.83	98.73

Transportation	2.87	2.19	1.92

Operating costs	11.41	10.02	10.11

	68.41	52.62	86.70

Total Company

Oil and liquids (US$/bbl)

Sales price	78.19	58.99	92.61

Hedging loss	–	–	(0.41)

Transportation	1.35	1.17	1.22

Operating costs	23.74	19.61	22.78

	53.10	38.21	68.20

Natural gas (US$/mcf)

Sales price	5.59	4.63	8.57

Transportation	0.34	0.30	0.32

Operating costs	1.22	1.17	1.27

	4.03	3.16	6.98

1
Pursuant to US reporting practice, netbacks are calculated using US$ and production after deduction of royalty volumes.

124 TALISMAN ENERGY ANNUAL REPORT

Historical Gross Proved Reserves1

	2010	2009	2008	2007	2006

Oil and liquids (mmbbls)

Opening balance	531.9	544.5	749.3	766.5	736.1

Discoveries, additions and extensions	33.5	29.0	36.9	29.3	80.0

Purchase of reserves	4.7	1.2	0.3	1.1	26.2

Sale of reserves	(19.4)	(53.7)	(19.5)	(18.0)	(15.6)

Net revisions and transfers	27.8	87.8	(140.8)	58.2	34.0

Production	(68.8)	(76.9)	(81.7)	(87.8)	(94.2)

Closing balance	509.7	531.9	544.5	749.3	766.5

Natural gas (bcf)

Opening balance	5,272.7	5,338.4	5,464.2	5,402.9	5,416.6

Discoveries, additions and extensions	1,151.7	861.7	395.3	475.7	564.1

Purchase of reserves	83.7	24.6	18.1	251.8	3.7

Sale of reserves	(876.4)	(426.6)	(65.3)	(211.3)	(64.7)

Net revisions and transfers	104.3	(56.9)	(17.6)	0.2	(33.8)

Production	(499.1)	(468.5)	(456.3)	(455.1)	(483.0)

Closing balance	5,236.9	5,272.7	5,338.4	5,464.2	5,402.9

boe (mmboe)[2]

Opening balance	1,410.7	1,434.3	1,659.8	1,667.0	1,638.8

Discoveries, additions and extensions	225.5	172.6	102.8	108.5	174.1

Purchase of reserves	18.6	5.3	3.3	43.1	26.8

Sale of reserves	(165.5)	(124.8)	(30.3)	(53.2)	(26.4)

Net revisions and transfers	45.2	78.3	(143.5)	58.1	28.4

Production	(152.0)	(155.0)	(157.8)	(163.7)	(174.7)

Closing balance	1,382.5	1,410.7	1,434.3	1,659.8	1,667.0

1
See the notes found on page 49 of this Annual Report.

2
Six mcf of natural gas equals one boe.

TALISMAN ENERGY ANNUAL REPORT 125

Continuity of Gross Proved Reserves1

	Canada	US	UK	Scandinavia	Indonesia	Other Southeast Asia	Other	Total

Oil and liquids (mmbbls)

Total proved

Proved reserves at December 31, 2007	152.8	–	387.2	67.3	35.7	53.5	52.8	749.3

Discoveries, additions and extensions	13.7	–	15.0	8.3	0.4	0.2	(0.7)	36.9

Purchase of reserves	0.3	–	–	–	–	–	–	0.3

Sale of reserves	(0.3)	–	(17.5)	(1.7)	–	–	–	(19.5)

Net revisions and transfers	2.6	–	(133.7)	(5.3)	0.6	(5.6)	0.6	(140.8)

2008 Production	(14.8)	–	(34.3)	(12.0)	(4.3)	(8.7)	(7.6)	(81.7)

Proved reserves at December 31, 2008	154.3	–	216.7	56.6	32.4	39.4	45.1	544.5

Discoveries, additions and extensions	4.8	–	5.2	1.1	(1.7)	7.4	12.2	29.0

Purchase of reserves	0.2	–	–	–	1.0	–	–	1.2

Sale of reserves	(45.7)	–	(0.2)	(4.0)	–	–	(3.8)	(53.7)

Net revisions and transfers	–	–	77.0	14.5	1.1	3.8	(8.6)	87.8

2009 Production	(12.6)	–	(31.2)	(12.3)	(4.2)	(10.7)	(5.9)	(76.9)

Proved reserves at December 31, 2009	101.0	–	267.5	55.9	28.6	39.9	39.0	531.9

Discoveries, additions and extensions	5.0	3.4	6.8	9.7	3.4	3.0	2.2	33.5

Purchase of reserves	–	1.2	–	–	3.5	–	–	4.7

Sale of reserves	(18.5)	(0.2)	–	–	–	–	(0.7)	(19.4)

Net revisions and transfers	0.2	–	18.0	1.8	0.9	6.7	0.2	27.8

2010 Production	(8.4)	(0.1)	(27.0)	(14.2)	(4.3)	(9.7)	(5.1)	(68.8)

Proved reserves at December 31, 2010	79.3	4.3	265.3	53.2	32.1	39.9	35.6	509.7

Proved developed

December 31, 2007	146.2	–	344.5	25.6	28.2	31.3	48.2	624.0

December 31, 2008	143.4	–	173.3	24.8	26.0	24.9	35.2	427.6

December 31, 2009	92.6	–	197.1	26.1	23.2	31.2	23.7	393.9

December 31, 2010	74.6	0.9	211.9	21.6	21.4	30.8	19.6	380.8

Natural gas (bcf)

Total proved

Proved reserves at December 31, 2007	2,565.7	126.5	100.2	78.9	1,981.9	387.0	224.0	5,464.2

Discoveries, additions and extensions	308.2	33.9	12.4	12.1	1.3	27.0	0.4	395.3

Purchase of reserves	15.3	2.8	–	–	–	–	–	18.1

Sale of reserves	(65.3)	–	–	–	–	–	–	(65.3)

Net revisions and transfers	(30.3)	1.4	(3.2)	17.8	–	(2.5)	(0.8)	(17.6)

2008 Production	(286.6)	(26.7)	(13.8)	(6.9)	(97.2)	(24.9)	(0.2)	(456.3)

Proved reserves at December 31, 2008	2,507.0	137.9	95.6	101.9	1,886.0	386.6	223.4	5,338.4

Discoveries, additions and extensions	201.2	544.5	–	(0.5)	88.6	27.9	–	861.7

Purchase of reserves	15.9	–	–	–	8.7	–	–	24.6

Sale of reserves	(137.6)	(1.5)	(67.0)	–	–	–	(220.5)	(426.6)

Net revisions and transfers	(75.3)	0.1	2.9	12.7	14.8	(11.1)	(1.0)	(56.9)

2009 Production	(262.7)	(30.3)	(7.0)	(21.1)	(120.6)	(26.7)	(0.1)	(468.5)

Proved reserves at December 31, 2009	2,248.5	650.7	24.5	93.0	1,877.5	376.7	1.8	5,272.7

Discoveries, additions and extensions	286.4	874.7	0.1	6.7	21.2	(37.4)	–	1,151.7

Purchase of reserves	–	23.0	–	–	60.7	–	–	83.7

Sale of reserves	(867.3)	(7.3)	–	–	–	–	(1.8)	(876.4)

Net revisions and transfers	33.2	12.5	4.9	12.1	(3.0)	44.6	–	104.3

2010 Production	(203.6)	(80.5)	(5.7)	(32.2)	(141.2)	(35.9)	–	(499.1)

Proved reserves at December 31, 2010	1,497.2	1,473.1	23.8	79.6	1,815.2	348.0	–	5,236.9

Proved developed

December 31, 2007	2,125.6	111.4	86.7	7.0	1,197.6	58.2	1.1	3,587.6

December 31, 2008	2,066.8	117.9	65.5	99.0	1,348.9	199.0	1.2	3,898.3

December 31, 2009	1,840.9	197.9	22.4	91.2	1,231.6	320.8	0.8	3,705.6

December 31, 2010	1,134.7	687.5	22.0	73.3	1,083.1	281.3	–	3,281.9

1
Talisman's estimates of its reserves as at December 31, 2009 and December 31, 2010 are based on average pricing methodology. Talisman's estimates of its reserves for years ended prior to December 31, 2009 were based on a single-day end-of-year price basis (using existing economic and operating conditions). For definitions of reserves, see the notes found on page 49 of this Annual Report.

126 TALISMAN ENERGY ANNUAL REPORT

Detailed Property Reviews

2010 Acreage

Year ended December 31, 2010 (thousand acres)	Developed		Undeveloped		Total
Property	Gross	Net	Gross	Net	Gross	Net

North America[1]

Shale	27.8	21.8	2,480.1	1,898.9	2,507.9	1,920.7

Conventional[2]	827.6	554.4	1,969.8	1,391.0	2,797.4	1,945.4

Frontier[3]	2.7	–	6,453.7	3,650.3	6,456.4	3,650.3

Total North America	858.1	576.2	10,903.6	6,940.2	11,761.7	7,516.4

UK

Northern Business Area	166.1	108.0	434.2	202.8	600.3	310.8

Central Business Area	117.7	90.9	254.6	158.4	372.3	249.3

Other UK	–	–	4.2	0.8	4.2	0.8

Total UK	283.8	198.9	693.0	362.0	976.8	560.9

Scandinavia

Southern North Sea	66.1	44.5	157.9	76.5	224.0	121.0

Mid North Sea	74.9	26.6	27.2	13.2	102.1	39.8

Other Scandinavia[4]	–	–	1,376.4	503.3	1,376.4	503.3

Total Scandinavia	141.0	71.1	1,561.5	593.0	1,702.5	664.1

Southeast Asia

Indonesia[5]	460.0	75.9	12,223.6	5,411.2	12,683.6	5,487.1

Malaysia	115.3	57.4	3,687.3	2,451.4	3,802.6	2,508.8

Vietnam	8.3	2.7	3,547.8	1,707.7	3,556.1	1,710.4

Australia	9.2	3.6	371.0	108.0	380.2	111.6

Papua New Guinea	–	–	17,190.4	9,031.9	17,190.4	9,031.9

Total Southeast Asia	592.8	139.6	37,020.1	18,710.2	37,612.9	18,849.8

Latin America

Colombia[6]	–	–	10,906.4	5,280.2	10,906.4	5,280.2

Peru	–	–	8,219.4	4,324.2	8,219.4	4,324.2

Total Latin America	–	–	19,125.8	9,604.4	19,125.8	9,604.4

Other

Algeria	196.0	34.4	–	–	196.0	34.4

Tunisia	–	–	–	–	–	–

Rest of World[7]	–	–	846.1	402.9	846.1	402.9

Total Other	196.0	34.4	846.1	402.9	1,042.1	437.3

Total Worldwide[8]	2,071.7	1,020.2	70,150.1	36,612.7	72,221.8	37,632.9

1
"Developed" acreage consists of acreage assigned to productive wells. Each productive shale well has been allocated 80 acres of spacing, rather than the more traditional spacing of 640 acres used for conventional wells.

2
Conventional acreage is derived by subtracting total shale acreage and total frontier acreage from total acreage. Where the Company has both shale and conventional formations under one title document, acreage is counted only with respect to shale.

3
Frontier includes properties in the Northwest Territories, Nunavut, Yukon and Alaska.

4
Other Scandinavia includes exploration acreage in the Barents Sea and Denmark.

5
The Corridor PSC constitutes a significant portion of the Company's gross and net developed acreage in Indonesia.

6
Excludes 1,680,000 gross acres and 330,000 net acres acquired as part of the BP Colombia acquisition which was completed in January 2011.

7
Rest of World includes the Kurdistan region of northern Iraq.

8
Excludes 375,000 net acres which are subject to regulatory approval in UK, Norway and Papua New Guinea.

TALISMAN ENERGY ANNUAL REPORT 127

2010 Drilling

		Exploration[1]				Development				Total
Year ended December 31, 2010		Oil[2]	Gas[2]	Dry[3]	Total	Oil[2]	Gas[2]	Dry[3]	Total	Oil[2]	Gas[2]	Dry[3]	Total

North America

Conventional	Gross	7	2	–	9	58	42	–	100	65	44	–	109

	Net	7.0	1.4	–	8.4	52.5	21.9	–	74.4	59.5	23.3	–	82.8

Shale	Gross	–	42	–	42	–	157	1	158	–	199	1	200

	Net	–	37.3	–	37.3	–	142.7	1.0	143.7	–	180.0	1.0	181.0

UK

United Kingdom	Gross	–	–	2	2	1	–	2	3	1	–	4	5

	Net	–	–	1.5	1.5	1.0	–	0.7	1.7	1.0	–	2.2	3.2

Scandinavia

Norway	Gross	–	–	2	2	10	–	1	11	10	–	3	13

	Net	–	–	0.2	0.2	4.6	–	0.6	5.2	4.6	–	0.8	5.4

Southeast Asia

Indonesia	Gross	–	–	2	2	23	5	–	28	23	5	2	30

	Net	–	–	0.8	0.8	5.7	1.1	–	6.8	5.7	1.1	0.8	7.6

Malaysia	Gross	–	1	–	1	6	4	–	10	6	5	–	11

	Net	–	0.4	–	0.4	2.5	1.7	–	4.2	2.5	2.1	–	4.6

Vietnam	Gross	–	–	–	–	2	–	–	2	2	–	–	2

	Net	–	–	–	–	0.6	–	–	0.6	0.6	–	–	0.6

Australia	Gross	–	–	2	2	1	–	–	1	1	–	2	3

	Net	–	–	0.5	0.5	0.3	–	–	0.3	0.3	–	0.5	0.8

Papua New Guinea	Gross	–	–	–	–	–	–	–	–	–	–	–	–

	Net	–	–	–	–	–	–	–	–	–	–	–	–

Latin America

Colombia	Gross	–	–	–	–	–	–	–	–	–	–	–	–

	Net	–	–	–	–	–	–	–	–	–	–	–	–

Peru	Gross	–	–	1	1	–	–	–	–	–	–	1	1

	Net	–	–	0.7	0.7	–	–	–	–	–	–	0.7	0.7

Other

North Africa[4]	Gross	–	–	–	–	14	1	–	15	14	1	–	15

	Net	–	–	–	–	2.0	0.1	–	2.1	2.0	0.1	–	2.1

Total	Gross	7	45	9	61	115	209	4	328	122	254	13	389

	Net	7.0	39.1	3.7	49.8	69.2	167.5	2.3	239.0	76.2	206.6	6.0	288.8

1
For all geographic areas other than North America, includes stratigraphic wells that have been plugged and abandoned, and excludes exploration wells that are currently suspended and awaiting completion or abandonment.

2
A productive oil or gas well is an exploratory, development or extension well that is not a dry well.

3
A dry well (hole) is an exploratory, development or extension well found to be incapable of producing either oil or gas in sufficient quantities to justify completion as an oil or gas well. The term "completion" refers to the installation of permanent equipment for the production of oil and gas, or, in the case of a dry hole, to reporting of abandonment to the appropriate agency or authority.

4
North Africa includes Algeria and Tunisia.

Five Year Drilling Results

	2010	2009	2008	2007	2006		2010	2009	2008	2007	2006

North America						International

Total oil wells	65	5	138	128	194	Total oil wells	57	59	73	73	65

Total gas wells	243	154	286	288	496	Total gas wells	11	12	37	11	18

Drilling success (%)	100	98	100	98	98	Drilling success (%)	85	86	89	79	83

128 TALISMAN ENERGY ANNUAL REPORT

Governance

Talisman’s commitment to corporate governance and corporate responsibility contributes to the creation of long-term value for the company’s stakeholders.

Responsibilities

The principal role of Talisman’s Board of Directors is stewardship of the company, and its fundamental objective is the creation of shareholder value, including the protection and enhancement of the value of the company’s assets. The Board oversees the conduct of the business and management, which, in turn, is responsible for developing long-term strategy and conducting the company’s day-to-day business. In addition, the Board ensures systems are in place to manage the risks and, through the Chief Executive Officer, sets the outlook and direction of the company toward environmental, health and safety policies, regulatory compliance and financial practices and reporting. Finally, the Board must identify and have an understanding of the principal risks associated with the company’s businesses and must ensure that appropriate systems are in place to effectively monitor and manage those risks.

Independence

At year-end 2010, Talisman had 11 directors, all of whom, with the exception of the President and Chief Executive Officer, were independent. The majority of Talisman’s Board committees are also composed entirely of independent directors.

Effectiveness

Talisman ensures the continuing effectiveness of its Chairman, committees and individual directors through annual assessments. In addition, ongoing succession and recruitment processes are in place to ensure the continuing effectiveness of the Board and its committees. The Governance and Nominating Committee has established a comprehensive director selection process, which is integrated with the annual assessment process.

Stock Exchange and Regulatory Compliance

Talisman’s corporate governance practices satisfy all the existing guidelines for effective corporate governance established by the Canadian Securities Administrators, all of the NYSE corporate governance listing standards applicable to non-US companies and a substantial majority of the NYSE corporate governance listing standards applicable to US companies.

Talisman has disclosed the significant differences between its corporate governance practices and the requirements applicable to US companies listed on the NYSE on the company’s website at www.talisman-energy.com.

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TALISMAN ENERGY ANNUAL REPORT

Investor Information

Common Shares

Transfer agent

Computershare Investor Services Inc.

Calgary, Toronto, Montreal, Vancouver

US Co-transfer agent

Computershare Trust Company N.A.

Authorized

Unlimited number of common shares

Issued

1,023,773,620 [1] common shares at December 31, 2010

Stock Exchange Listings

Common Shares

Symbol: TLM

Canada: Toronto Stock Exchange

United States: New York Stock Exchange

Public Debt

Trustee

Computershare Trust Company of Canada

7.25% (US$) unsecured debentures

4.44% unsecured medium term notes

Trustee

JP Morgan Chase, London Branch

6.625% (UK£) unsecured notes

Trustee

Bank of Nova Scotia Trust Company of New York

3.75% (US$) unsecured notes

5.125% (US$) unsecured notes

5.75% (US$) unsecured notes

5.85% (US$) unsecured notes

6.25% (US$) unsecured notes

7.75% (US$) unsecured notes

Private Debt

8.25% (US$) unsecured notes

8.5% (US$) unsecured notes

Dividends

In 2010, the company paid dividends on Talisman’s common shares totalling $0.25 per share. The dividends were paid on June 30 and December 31. Talisman’s dividend policy is subject to review semi-annually by the Board of Directors.

Over the last three-year period, Talisman paid semi-annual dividends on its common shares, totalling $0.20/share in 2008, $0.225/share in 2009 and $0.25/share in 2010.

Annual Meeting

The annual meeting of shareholders of Talisman Energy Inc. will be held at 1 p.m. on Wednesday, May 4, 2011, in the Exhibition Hall, North Building of the TELUS Convention Centre, 136 - 8th Avenue SE, Calgary, Alberta. Shareholders are encouraged to attend the meeting, but those who are unable to do so are requested to participate by voting, using one of the three available methods: (i) telephone, (ii) the Internet, or (iii) signing and returning the Form of Proxy or Voting Instruction Form mailed with the Management Proxy Circular.

1          Includes shares held in trust relating to the company’s Performance Share Units Plan.

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TALISMAN ENERGY ANNUAL REPORT

Corporate Information

Board of Directors

    Christiane Bergevin [3,4]

Quebec, Canada

Christiane Bergevin was appointed Executive Vice-President, Strategic Partnerships, Office of the President, of Desjardins Group in August 2009. Prior to that, she was Senior Vice-President and General Manager, Corporate Projects, with SNC-Lavalin Group Inc. For the 18 years prior to that, Ms. Bergevin held several executive and international finance positions with various SNC-Lavalin subsidiaries including as President of SNC-Lavalin Capital Inc., its finance advisory arm, between 2001 and 2008.

   Donald Carty [1,5]

Texas, United States

Donald Carty served as Vice Chairman and Chief Financial Officer of Dell Inc. from January 2007 until mid-2008. From 1998 to 2003, he was the Chairman and Chief Executive Officer of AMR Corp. and American Airlines. Prior to that, Mr. Carty served as President of AMR Airline Group and American Airlines. Mr. Carty was the President and Chief Executive Officer of Canadian Pacific Airlines from March 1985 to March 1987.

   William Dalton [1,2,3]

Arizona, United States

William Dalton was Chief Executive of HSBC Bank plc from 1998 to 2004, Executive Director of HSBC Holdings plc from 1998 to 2004, Global Head of Personal Financial Services for HSBC Group from 2002 to 2004 and held various positions in the Canadian operations of HSBC prior to 1998.

Kevin Dunne [4,6]

Tortola, British Virgin Islands

Kevin Dunne has held various international senior and executive management positions with BP plc, including General Manager of Abu Dhabi Company for Onshore Oil Operations (ADCO), a BP joint venture, from 1994 to 2001, Corporate Associate President of BP Indonesia from 1991 to 1994 and Corporate Head of Strategy for the BP Group based in London from 1990 to 1991.

    Harold Kvisle [5,6]

Alberta, Canada

Harold Kvisle was the President and Chief Executive Officer of TransCanada Corporation since May 2003 and of TransCanada PipeLines Limited (TCPL) since May 2001, until his retirement in June 2010. Prior to his employment with TCPL, Mr. Kvisle was the President of Fletcher Challenge Energy Canada Inc. from 1990 to 1999. Mr. Kvisle has worked in the oil and gas industry since 1975 and in the pipeline and power industries since 1999.

   John Manzoni [2,4]

Alberta, Canada

John Manzoni was appointed President and Chief Executive Officer of Talisman Energy Inc. on September 1, 2007. During the 24 years prior to that, Mr. Manzoni held several senior strategic and operational leadership positions with BP plc and its global group of companies. From 2002 to 2007, he served as Chief Executive, Refining and Marketing (BP Group) and was on the board of directors of BP plc.

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TALISMAN ENERGY ANNUAL REPORT

  Lisa Stewart [5,6]

Texas, United States

Lisa Stewart became the Chief Executive Officer of Sheridan Production Partners in September 2006. Prior to that, Ms. Stewart was President of El Paso Exploration & Production from February 2004 to August 2006. Prior to her time at El Paso, Ms. Stewart worked for Apache Corporation for 20 years beginning in 1984 in a number of capacities. Her last position with Apache was Executive Vice-President of Business Development and E&P Services.

    Peter Tomsett [4,5]

British Columbia, Canada

Peter Tomsett was the President and Chief Executive Officer of Placer Dome Inc. from September 2004 to January 2006. Mr. Tomsett was with Placer Dome for 20 years in a number of capacities. Prior to becoming President and CEO, he was Executive Vice-President of Placer Dome Asia Pacific and Africa.

  John Watson [1,6]

Alberta, Canada

John Watson was the Executive Vice-President and Chief Financial Officer of Encana Corporation from April 2002 until his retirement in February 2006. He was the Chief Financial Officer of Alberta Energy Company Ltd. (predecessor to Encana Corporation) from June 1987 to March 2002.

  Charles Williamson [2]

California, United States

Charles Williamson was the Executive Vice-President of Chevron Corporation from August to December 2005. From 2001 to 2005, he was Chairman and Chief Executive Officer of Unocal Corporation (“Unocal”) and held various executive positions within Unocal, including Executive Vice President, International Energy Operations and Group Vice President, Asia Operations prior to 2001.

   Charles Winograd [1,3]

Ontario, Canada

Charles Winograd is currently the President of Winograd Capital Inc. From 2001 to 2008, he was Chief Executive Officer of RBC Capital Markets. When RBC Dominion Securities acquired Richardson Greenshields in 1996, Mr. Winograd became Deputy Chairman and a director. He was appointed to the position of President and Chief Operating Officer of RBC Dominion Securities in 1998. Mr. Winograd held several executive postings in Richardson Greenshields until becoming President and Chief Executive Officer in 1987 and Chairman and Chief Executive Officer in 1991.

1          Member of Audit Committee

2          Member of Executive Committee

3          Member of Governance and Nominating Committee

4          Member of Health, Safety and Environment and Corporate Responsibility Committee

5          Member of Human Resources Committee

6          Member of Reserves Committee

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TALISMAN ENERGY ANNUAL REPORT

Executives

         John Manzoni

President and Chief Executive Officer

        Paul Blakeley

Executive Vice-President

International Operations (East)

        Richard Herbert

Executive Vice-President

International Exploration

      Bob Rooney

Executive Vice-President

Legal and General Counsel

         Paul Smith

Executive Vice-President

North American Operations

        Scott Thomson

Executive Vice-President

Finance and Chief Financial Officer

       Nick Walker

Executive Vice-President

International Operations (West)

         Helen Wesley

Executive Vice-President

Corporate Services

Investor Relations Contacts

Scott Thompson

Executive Vice-President

Finance and Chief Financial Officer

Telephone: (403) 231-2786

Christopher LeGallais

Vice-President

Investor Relations

Telephone: (403) 237-1957

David Mann

Vice-President

Corporate and Investor Communications

Telephone: (403) 237-1196

Executive Office

Talisman Energy Inc.

2000, 888 – 3rd Street SW

Calgary, Alberta Canada T2P 5C5

Telephone: (403) 237-1234

Facsimile: (403) 237-1902

www.talisman-energy.com

Email: tlm@talisman-energy.com

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TALISMAN ENERGY ANNUAL REPORT

Market Information

Common Shares

		2010			2009				2008
		TSX	NYSE		TSX		NYSE		TSX		NYE
		(C$)	(US$	)	(C$	)	(US$	)	(C$	)	(US$	)

Share price ($)	High	22.31	22.43		20.17		19.51		24.92		25.71
	Low	15.71	14.70		7.97		8.28		6.42		16.90
	Close	22.31	22.43		19.69		18.64		12.18		9.99

Shares traded (millions)	First quarter	314.7	148.8		315.3		268.7		292.1		330.2
	Second quarter	397.0	194.0		318.5		315.7		349.4		370.3
	Third quarter	266.4	251.0		216.5		212.8		327.0		421.2
	Fourth quarter	234.6	192.3		158.1		194.5		395.5		433.1
	Year	1,212.7	786.2		1,008.4		991.7		1,364.0		1,554.8
Year-end shares outstanding (millions)		1,023	[1]		1,019		[1]		1,019
Year-end stock options outstanding (millions)		63.0			69.5				64.9

1          Includes shares held in trust relating to the company’s Performance Share Unit plans.

Share Price Growth (percentage change from January 1, 2001)

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TALISMAN ENERGY ANNUAL REPORT

Advisories

See the advisories included in Management’s Discussion and Analysis on page 47 of this report.

Abbreviations and Definitions

See Management’s Discussion and Analysis on page 50 of this report.

Boe Conversion

Throughout this annual report, barrels of oil equivalent (boe) is calculated at a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel of oil and is based on an energy equivalence conversion method. Boes may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf:1 bbl is based on an energy equivalence conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Canadian Dollars and GAAP

Dollar amounts are presented in Canadian dollars, except where otherwise indicated. Unless otherwise indicated, the financial information is set out in accordance with Canadian GAAP which may differ from U.S. GAAP. See note 25 to Talisman’s Annual Consolidated Financial Statements for the significant differences between Canadian and U.S. GAAP.

Non-GAAP Financial Measures

Included in this report are references to financial measures commonly used in the oil and gas industry, such as cash flow, cash flow from continuing operations, cash flow per share, earnings from continuing operations, earnings from continuing operations per share and net debt. These terms are not defined by GAAP in either Canada or the US. Consequently, these are referred to as non-GAAP measures. Talisman’s reported cash flow, cash flow from continuing operations, cash flow per share, earnings from continuing operations, earnings from continuing operations per share and net debt may not be comparable to similarly titles measures by other companies.

Cash flow, as commonly used in the oil and gas industry, represents net income before exploration costs, DD&A, future taxes and other non-cash expenses. Cash flow is used by the company to assess operating results between years and between peer companies that use different accounting policies. Cash flow should not be considered an alternative to, or more meaningful than, cash provided by operating, investing and financing activities or net income as determined in accordance with Canadian GAAP as an indicator of the company’s performance or liquidity. Cash flow per share is cash flow divided by the average number of common shares outstanding during the period. A reconciliation of cash provided by operating activities to cash flow follows.

Cash Flow

	Three Months Ended		Year Ended
December 31 ($ millions, except per share amounts)	2010	2009	2010	2009

Cash provided by operating activities	607	624	3,460	3,599
Changes in non-cash working capital	75	297	(402)	362
Cash flow	682	921	3,058	3,961
Cash provided by discontinued operations [1]	(6)	(62)	(190)	(385)
Cash flow from continuing operations	676	859	2,868	3,576
Cash flow per share	0.67	0.91	3.00	3.90
Cash flow from continuing operations per share	0.66	0.85	2.82	3.52
1 Comparatives restated for operations classified as discontinued in 2010.

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TALISMAN ENERGY ANNUAL REPORT

Earnings from continuing operations are calculated by adjusting the company’s net income per the financial statements, for certain items of a non-operational nature, on an after tax basis. The company uses this information to evaluate performance of core operational activites on a comparable basis between periods. Earnings from continuing operations per share are earnings from continuing operations divided by the average number of common shares outstanding during the period. A reconciliation of net income to earnings from continuing operations follows.

Earnings from Continuing Operations

	Three Months Ended		Year Ended
December 31 ($ millions, except per share amounts)	2010	2009 [5]	2010	2009

Income (loss) from continuing operations	(313)	(181)	408	(658)
Unrealized (gains) losses on financial instruments (tax adjusted) [1]	66	173	(265)	1,056
Stock-based compensation (tax adjusted) [2]	222	20	187	198
Foreign exchange on net debt and future income taxes	57	(17)	48	(59)
Restructuring charges (tax adjusted)	–	14	–	14
Future tax rate changes	–	21	–	21
Future tax (recovery) of unrealized foreign exchange (losses) losses on net foreign denominated debt and other tax adjustments [3]	52	38	(31)	59
Earnings from continuing operations [4,6]	84	68	347	631
Per share [4]	0.08	0.07	0.34	0.62

1                    Stock-based compensation expense is based on the difference between the Company’s share price and its stock options or cash units exercise price.

2                    The Three months ended 2010 and Year ended 1010 amounts reflect the legislative change occurring in three months ended 2010 whereby the Company is unable to obtain a tax benefit.

3                    Tax adjustment reflects future taxes relating to unrealized foreign exchange gains and losses associated with the impact of fluctuations in the Canadian dollar on net foreign denominated debt.

4                    This is a non-GAAP measure. Refer to the section in the press release entitled ‘Non-GAAP Financial Measures’ for further explanation and details.

5                    Comparatives restated for operations classified as discontinued since December 31, 2009, and for foreign exchange on net debt and future income taxes in order to be presented on the same basis as in 2010.

Net debt is calculated by adjusting the company’s long-term debt per the financial statements for bank indebtedness, cash and cash equivalents. The company uses this information to assess its true debt position and eliminate the impact of timing differences.

Net Debt

December 31 ($ millions)	2010	2009

Long-term debt (including current portion)	4,181	3,780
Bank indebtedness	2	36
Cash and cash equivalents	(1,646)	(1,690)
Net debt	2,537	2,126

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TALISMAN ENERGY ANNUAL REPORT

International Offices

Talisman Energy USA Inc.

50 Pennwood Place

Warrendale, PA USA 15086

Telephone: (724) 814-5300

Facsimile: (724) 814-5301

www.talismanusa.com

Horseheads, NY

337 Daniel Zenker Drive

Horseheads, New York USA 14845

Telephone: (607) 562-4000

Facsimile: (607) 562-4001

Houston

Suite 600, 4 Waterway Square

The Woodlands, Texas USA 77380

Telephone: (281) 210-2100

Talisman Energy (UK) Ltd.

Talisman House

163 Holburn Street

Aberdeen Scotland AB10 6BZ

Telephone: 44 (1224) 352-500

Facsimile: 44 (1224) 353-400

Talisman Energy Norge AS

Verven 4,

N-4014 Stavanger

Norway

Telephone: 47 (5200) 2000

Facsimile: 47 (5200) 1500

Talisman Energy Polska

Warsaw Financial Center

Emilii Plater 53

Warsaw 00-113 Poland

Telephone: 48 (22) 3706070

Facsimile: 48 (22) 3706087

Talisman (Asia) Ltd.

Sudirman Central Business District

Indonesia Stock Exchange Building

Tower 1, 11th Floor, Jl. Jend Sudirman

Kavling 52-53

Jakarta Seletan Indonesia 12190

Telephone: 62 (21) 515-1601

Facsimile: 62 (21) 515-1602

Talisman Malaysia Limited

Level 33

165 Jalan Ampang

Menara Citibank

Kuala Lumpur Malaysia 50450

Telephone: (603) 2162-6970

Facsimile: (603) 2162-6972

Talisman Vietnam Limited

29 Le Duan Street, District 1

18th Floor, Saigon Tower Building

Ho Chi Minh City Vietnam

Telephone: (848) 3823-8232

Facsimile: (848) 3823-8237

Talisman Australasia Pty Ltd.

Level 21, AMP Place

10 Eagle Street

Brisbane, Queensland Australia 4000

Talisman (Colombia) Oil & Gas Ltd.

Carerra 7 N° 77-07 piso 12

Bogota Colombia

Telephone: (571) 640-5552

Facsimile: (571) 317-9293

Talisman Peru B.V. Sucursal del Peru

Av. Victor A. Belaúnde 147,

Via Principal 155

Edificio Real Tres Of. 602 Centro

Empresarial Real

Lima 27 Peru

Telephone: (511) 616-4000

Facsimile: (511) 616-4001

Talisman has produced a separate Corporate Responsibility Report, which is available by contacting the company and can also be viewed or downloaded at **www.talisman-energy.com**

Talisman Energy Inc.